SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter

Conference Call Information

August 16, 2012

11:00 a.m. (Brasília time)

10:00 a.m. (US EST)

02:00 p.m. (United Kingdom time)

Phone:

(1 786) 837-9597 (United States)

(44) 20 3318-3776 (United Kingdom)

0800-031-4433 / (11) 4433-2163 (Brazil)

Password: 9000

IR Contact:

Investor Relations Area

Phone: (55) (21) 2514-6331

invest@eletrobras.com

www.eletrobras.com/ir

Index	Page
I - Analysis of 2Q12

1. Analysis of Consolidated Result	5

2. Analysis of Parent Company Result	12

II – Annex: Subsidiary Companies Information

1. Generation and Transmission Companies	30

Itaipu	31

Furnas	38

Chesf	61

Eletronorte	87

Eletronuclear	109

Eletrosul	118

CGTEE	141

2. Distribution Companies	151

Amazonas Energia	153

Distribuição Alagoas	169

Distribuição Piauí	178

Distribuição Rondônia	188

Distribuição Roraima	198

3. Participation Company	208

Eletropar	209

Marketletter

1.     Generation and Transmission Companies

Company	Net Operating Revenue		Service Result		Income/Loss of the Period		EBITDA (R$ million)		Margin EBITDA
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Furnas	4,148	3,571	914	777	391	33	1,067	490	25.70%	13.70%
Chesf	3,319	2,612	1,260	935	1,072	787	1,475	1,152	44.40%	44.10%
Eletronorte	2,750	2,377	480	410	137	157	685	645	24.90%	27.10%
Eletronuclear	845	467	278	118	83	75	288	109	34.00%	23.30%
Eletrosul	925	923	205	337	171	223	329	458	35.60%	49.60%
CGTEE	255	266	(50)	84	(134)	80	(9)	130	(3.70)%	49.10%
Total	12,242	10,216	3,087	2,661	1,720	1,355	3,835	2,984

Installed Capacity

Company	Own (a)	SPE (b)	Physical Aggregation 2012	Total (a+b)
Furnas	8,903	746	56	9,649
Chesf	10,617	64	-	10,681
Eletronorte	9,175	75	-	9,250
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	77	81	77	158
Eletrobras	-	13	-	13
Distribution Companies	2,212	-	-	2,212
Total	40,814	979	-	41,793

(b) The company's participation in the project

Extension of Transmission Lines - Km

Company	Own (a)	SPE (b)	Physical Aggregation 2012	Total (a+b)
Furnas	19,419	315	-	19,734
Chesf	18,739	351	94	19,090
Eletronorte	9,983	552	-	10,535
Eletrosul	10,006	604	-	10,610
Distribution Companies	601	-	-	601
Total	58,748	1,822	-	60,570

(b) The company's participation in the project

Energy Sold – MWh

	6 months12	6 months11
Itaipu	49,730,288	45,519,472
Furnas	27,234,200	27,242,348
Chesf	29,271,166	29,308,467
Eletronorte	22,423,529	24,690,998
Eletrosul	732,609	311,551
CGTEE	2,181,848	2,217,835
Total	131,573,640	129,290,671

Marketletter

Balance Sheet

(In US$)

Assets	06/30/12	12/31/11
Current Assets
Cash and banks	501,151,793	568,408,376
Accounts receivable from clients	944,942,081	872,623,855
Obligations receivable	726,774	731,570
Sundry debtors	3,139,835	1,163,239
Stored materials	7,017,044	6,902,216
Personnel advances	6,638,831	1,462,832
Supplier advances	28,703,002	24,631,284
Legal deposits	19,382,519	54,693,468
Other accounts receivable	66,983,879	22,767,528
Total Current Assets	1,578,685,758	1,553,384,368

Non-Current Assets
Obligations receivable	218,928,557	208,219,907
Legal deposits	42,732,874	45,438,259
	261,661,431	253,658,166
From previous periods	(421,953,392)	362,270,439
Result for the period	(577,357,075)	(784,223,831)
	(999,310,467)	(421,953,392)
Property, unit and equipment	17,458,610,486	17,449,556,932
Intangible	20,335,005	20,332,016
Total Non-Current Assets	16,741,296,455	17,301,593,722
Total Assets	18,319,982,213	18,854,978,090

Marketletter

Liabilities and Stockholders’ Equity	06/30/12	12/31/11
Liability
Current Liabilities
Loans and Financing	1,053,859,322	1,023,452,786
Charges to pay	2,319,161	5,376,247
Remuneration and reimbursement	619,137,329	564,237,033
Suppliers	22,874,260	65,874,284
Pay roll and social obligations	61,159,099	51,776,352
Labor indemnities	4,106,834	19,734,254
Provision for contingencies	183,916,849	223,207,923
Other obligations	68,549,650	20,340,205
Total Current Liabilities	2,015,922,504	1,973,999,084

Non-Current Liabilities
Loans and financing	14,364,640,944	14,895,116,272
Remuneration and reimbursement	-	-
Labor indemnities	359,715,091	348,521,484
Retirement benefits	1,325,739,068	1,355,099,147
Provision for contingencies	150,958,327	179,188,637
Other obligations	3,006,279	3,053,466
	16,204,059,709	16,780,979,006
Total Liabilities	18,219,982,213	18,754,978,090

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S,A,	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	18,319,982,213	18,854,978,090

Marketletter

Statement of Income

US$

	06/30/12	06/30/11
Operating Revenues
Power supply
Centrais Elétricas Brasileiras S.A. – Eletrobras	1,530,958,329	1,534,811,991
Administración Nacional de Electricidad - Ande	114,547,671	110,694,009
	1,645,506,000	1,645,506,000
Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobras	64,667,455	56,948,764
Administración Nacional de Electricidad - Ande	129,069,397	-
	193,736,852	56,948,764
Reimbursement of charges – non assured energy
Centrais Elétricas Brasileiras S.A. – Eletrobras	59,993,470	36,232,632
Administración Nacional de Electricidad - Ande	10,845,563	9,533,823
	70,839,033	45,766,455
Operating revenues - total	1,910,081,885	1,748,221,219
Operating Expenses
Remunerations and reimbursements
Capital income	(23,920,423)	(22,962,745)
Remuneration on power assignment	(193,736,852)	(56,948,764)
Assured energy
Royalties	(201,328,644)	(192,122,198)
Reimbursement of charges – administration and supervision	(15,486,819)	(14,778,630)
	(216,815,463)	(206,900,828)
Non assured energy
Royalties	(65,779,102)	(42,497,422)
Reimbursement of charges – administration and supervision	(5,059,931)	(3,269,033)
	(70,839,033)	(45,766,455)
	(505,311,771)	(332,578,792)
Operating expenses
General and administrative expenses
Personnel	(267,312,886)	(335,875,217)
Materials	(5,174,870)	(6,595,994)
Third party services	(34,043,695)	(33,833,052)
Provision for contingencies	44,766,046	(69,304,296)
Social environmental expenses	(32,591,184)	(18,626,753)
Other operating expenses	(47,898,267)	(14,008,763)
	(342,254,856)	(478,244,075)
Total of operating expenses	(847,566,627)	(810,822,867)
Result of Service	1,062,515,258	937,398,352
Other revenues / expenses
Sundry Revenues	2,295,884	3,271,638
Sundry Expenses	(1,958,643)	(1,955,751)
	337,241	1,315,887
Financial Revenues
Income from financial applications	35,765,066	34,973,889
Arrears on energy bills	-	87,171
Other financial revenues	(6,646,459)	4,206,056
	29,118,607	39,267,116
Financial Expenses
Debt charges	(524,591,643)	(555,647,880)
Monetary variations	9,991,939	(103,960,549)
Other financial expenses	(14,327)	(9)
	(514,614,031)	(659,608,438)
Financial Result	(485,495,424)	(620,341,322)
Net income for the period	577,357,075	318,372,917

Marketletter

Cash Flow

(US$)

	06/30/12	06/30/11
Operating Activities
Net income for the period	577,357,075	318,372,917
Adjustments
Disposal of Assets - sales	1,565,187	1,817,718
Monetary Variation on Financing and loans	(2,013,938)	5,635,483
Monetary Variation on Estimated Obligations	(36,654,619)	147,714,725
Liabilities provision
Financial charges to be capitalized	496,611	-
Financial charges not to be capitalized	524,095,032	555,647,880
Estimated Obligations	7,008,640	132,571,977
Adjusted Income	1,071,853,988	1,161,760,700
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	(72,318,226)	7,447,995
Stored Material variation	(114,828)	412,441
Other Credits variation	(27,518,286)	(35,219,574)
Remuneration and reimbursement variation	54,900,296	(5,221,344)
Suppliers and other variations	5,162,233	(42,193,773)
Payment-roll and social obligation variation	9,382,747	15,432,896
Payment of the Estimated Obligation	(71,669,296)	(2,983,865)
	(102,175,360)	(62,325,224)
Net Operating Cash Flow	969,678,628	1,099,435,476
Investment Activities
Property, unit and equipment and intangible	(10,621,731)	(16,919,903)
Balance of the Investment Activities	(10,621,731)	(16,919,903)
Financing Activities
Loans and financing obtained	9,060,300	7,554,546
Amortization of the Loans and Financing	(508,221,662)	(473,633,876)
Payment of interest on Loans and Financing	(527,152,118)	(555,859,046)
Balance of the Financing Activities	(1,026,313,480)	(1,021,938,376)
Total of Cash Effects	(67,256,583)	60,577,197
Cash and cash equivalent – beginning of period	568,408,376	545,693,567
Cash and cash equivalent – end of period	501,151,793	606,270,764
Total of Cash Effects	(67,256,583)	60,577,197

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed Energy MW Average	Energy generated – MWh
			1Q12	2Q12
Itaipu Binacional	14,000	8,577	24,720,437	25,385,418

Unit	Participation %	Location (State)	Beginning of Operation	End of concession	Non depreciated asset US$ million
Itaipu Binacional	100%	Brasil (Paraná) e Paraguai (Alto Paraná)	03/1985	-x-	17,478.9

2. Electric energy purchased for resale   - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q12		2Q12
		US$ Million*	MWh	US$ Million*	MWh
Eletrobras System	A	-	-	-	-
	B	760.3	22,055,403	770.6	23,269,356
Others	A	-	-	-	-
	B	62.4	2,479,184	52.1	1,926,345
Total	A	-	-	-	-
	B	822.7	24,534,587	822.7	25,195,701

A - Through auction

B - Through free market agreements or bilateral contracts

* Considers only sales of guaranteed energy.

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity– N/A

6. Losses in generation - %

1Q12	2Q12
0.75%	0.75%

7. Average price– US$/KW

Own assets

1Q12	2Q12
22.60	22.60

Marketletter

8. Extension of transmission lines – Km – N/A

9. Total RAP (Allowed Annual Revenue) for transmission lines– R$ million – N/A

10. Losses in transmission - % - N/A

11. Main investments of parent company– US$ million

Project	1Q12	2Q12
Generation	5.5	5.1
Permanent	1.5	1.2
Other investments	4.0	3.9
Total	5.5	5.1

12. New investments – N/A

13. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
FIBRA – Fundação Itaipu – BR	47.1	42.4	2023	INPC

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Currency
Eletrobras	6,132.3	5,988.9	2014 / 2023	US$
National Treasury	9,169.8	9,066.7	2023	US$
Restructuring of foreign debt	308.1	284.6	2013 / 2023	US$
CAJUBI – Fundação Itaipu – PY	35.5	38.2	2022	US$
T O T A L	15,645.7	15,378.4

14. Contracts – US$ million

14.1 Loans and financing

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	518.5	1,094.8	1,168.7	1,241.2	1,323.8	10,073.8
By creditor
Eletrobras	293.7	622.1	686.2	597.1	485.6	3,304.3
Others	224.8	472.7	482.5	644.1	838.2	6,769.5

Marketletter

14.2 Energy purchase – N/A

14.3 Energy sale

Energy sale contracts	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	-	-	-	-	-	-
	US$ Million	-	-	-	-	-	-
Bilateral contracts*	MWh	145,620	145,620	145,620	145,620	145,620	145,620
	US$ Million	3,190.7	3,199.4	3,205.7	3,211.9	3,222.8	3,233.8
Total	MWh	145,620	145,620	145,620	145,620	145,620	145,620
	US$ Million	3,190.7	3,199.4	3,205.7	3,211.9	3,222.8	3,233.8

* Tariff study approved.

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

                Generation

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	1,248	1,246
6 to 10	228	297
11 to15	427	426
16 to 20	271	229
21 to 25	884	849
more than 25	407	452
Total	3,465	3,499

                15.2 By region

State	Number of employees
	1Q12	2Q12
Itaipu Hydrolectric Unit*	2,304	2,292
Paraná – Brasil	307	321
São Paulo – Brasil	1	1
Brasília – Brasil	4	4
Paraguai	849	881
Total	3,465	3,499

* Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

                15.3 By departments

Department	Number of employees
	1Q12	2Q12
Field	1,051	1,069
Administrative	2,414	2,430

Marketletter

16. Complementary work force - NA

17. Turn-over

1Q12	2Q12
0.0815	0.0509

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	06/30/12	12/31/11	06/30/12	12/31/11
Current Assets
Cash and banks	12,128	115,665	314,862	511,877
Marketable securities	249,167	525,842	303,930	617,315
Consumers	928,622	818,001	1,015,135	859,312
Financial asset – public service concession	-	-	36,546	14,940
Loans and financing	172,300	171,308	172,300	171,308
Equity remuneration	27,382	5,627	39	-
Compensation rights	9,937	9,937	9,937	9,937
Stored materials	25,662	23,840	26,526	24,474
Collaterals and linked deposits	10,473	18,056	30,557	36,862
Expenses paid in advance	1,218	1,269	13,096	13,851
Derivative financial instruments	-	-	4,319	3,617
Tax and social contribution	75,030	68,524	95,941	96,308
Others	161,193	102,624	208,142	117,913
	1,673,112	1,860,693	2,231,330	2,477,714

Non-Current Assets
Loans and financing	398,112	461,748	398,112	461,748
Marketable securities	-	-	4,364	12,392
Stored materials	84,144	80,909	84,144	80,909
Tax and social contribution	1,040,004	1,136,940	1,120,916	1,222,378
Collaterals and linked deposits	317,346	310,197	398,607	380,225
Financial asset – public service concession	7,587,947	7,580,769	8,668,219	8,368,789
Derivative financing instruments	-	-	614	-
Others	29,827	42,583	158,351	97,832
	9,457,380	9,613,146	10,833,327	10,624,273

Investments	2,942,172	2,358,862	34,546	42,288
Property, unit and equipment	8,550,072	8,480,566	16,379,274	15,558,459
Intangible	102,596	108,852	1,040,987	1,040,858
	21,052,220	20,561,426	28,288,134	27,265,878
Total Assets	22,725,332	22,422,119	30,519,464	29,743,592

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	06/30/12	12/31/11	06/30/12	12/31/11
Current Liabilities
Loans and financing	925,153	678,373	1,546,651	1,180,533
Debentures	-	-	669,859	633,745
Suppliers	654,715	812,903	834,824	926,935
Taxes and social contributions	298,805	230,432	335,172	263,709
Shareholders remuneration	267,379	64,497	267,379	65,713
Estimated obligation	184,082	140,749	187,856	144,265
Complementary pension fund	156,345	248,240	156,345	248,240
Sector charges	55,679	44,391	56,668	45,318
Use of public property	-	-	35,941	35,233
Incentive to early retirement	256,607	93,137	256,607	93,137
Research and development	7,752	6,724	15,739	13,079
Income participation	175	106,093	268	106,093
Use of hydro resources	35,323	32,400	37,415	35,435
Others	23,156	34,126	134,826	132,104
	2,865,171	2,492,065	4,535,550	3,923,539

Non-Current Liabilities
Loans and financing	4,083,473	4,156,567	8,517,595	8,424,330
Suppliers	-	-	80,048	9,146
Debentures	-	-	296,423	279,410
Provisions for contingencies	580,198	622,689	612,997	627,347
Complementary pension fund	249,973	271,861	249,973	271,861
Use of public property	43,828	42,230	1,102,780	1,083,529
Advance for future capital increase	500,000	300,000	500,000	300,000
Incentive to early retirement	-	247,793	-	247,793
Research and development	201,485	184,832	201,571	184,881
Taxes and social contributions	767,533	802,452	867,111	875,623
Others	1	3,485	121,746	217,988
	6,426,491	6,631,909	12,550,244	12,521,908

Stockholders’ Equity
Capital	6,031,154	6,031,154	6,031,154	6,031,154
Capital Reserves	5,690,383	5,690,383	5,690,383	5,690,383
Income Reserves	1,814,857	1,814,857	1,814,857	1,814,857
Result of the period	391,388	-	391,388	-
Additional proposed dividends	-	193,491	-	193,491
Other comprehensive income	(494,112)	(431,740)	(494,112)	(431,740)
	13,433,670	13,298,145	13,433,670	13,298,145
Total Liabilities and Stockholders’ Equity	22,725,332	22,422,119	30,519,464	29,743,592

Marketletter

Statement of Income by Activity

(R$ thousand)

	Parent Company
	06/30/12
	Generation	Transmission	Trading of energy	Total
Operating Revenue
Supply of electric energy	-	-	87,865	87,865
Gross supply of electric energy	1,796,436	-	657,812	2,454,248
Short-term electric energy	-	-	220,722	220,722
O & M revenues	-	459,322	-	459,322
Financing remuneration	-	580,660	-	580,660
Construction revenues	-	179,496	-	179,496
Other operating revenues	11,234	9,928	77	21,239
	1,807,670	1,229,406	966,476	4,003,552
Reduction of operational revenues
Tax and contribution on revenues	(76,764)	(35,535)	(46,036)	(158,335)
Global Reversion Reserve	(48,679)	(31,435)	(28,190)	(108,304)
Research and Development	(10,497)	(10,982)	(14,936)	(36,415)
Other consumer charges	-	(47,779)	-	(47,779)
	(135,940)	(125,731)	(89,162)	(350,833)
Net operating revenues	1,671,730	1,103,675	877,314	3,652,719
Operational Cost
Cost with electric energy	(239,982)	-	(1,296,517)	(1,536,499)
Electric Energy purchased for resale	-	-	(1,296,517)	(1,296,517)
Charge on the use of the Electric grid	(239,982)	-	-	(239,982)
Construction cost	-	(179,496)	-	(179,496)
Operation cost	(561,101)	(588,840)	(13,209)	(1,163,150)
Personnel	(163,319)	(366,589)	(8,557)	(538,465)
Material	(7,186)	(13,829)	(102)	(21,117)
Third party services	(100,745)	(190,951)	(4,096)	(295,792)
Depreciation and amortization	(107,742)	(10,096)	(402)	(118,240)
Use of hydro resources	(112,528)	-	-	(112,528)
Fuel and water for production of electric energy	(62,899)	-	-	(62,899)
Electric energy service inspection fee	(5,450)	(4,934)	(27)	(10,411)
Use of the public good	-	-	-	-
Taxes and fees	(1,232)	(2,441)	(25)	(3,698)
	(801,083)	(768,336)	(1,309,726)	(2,879,145)
Gross income	870,647	335,339	(432,412)	773,574
Operating Expenses
Provision for Employee incentive retirement	-	-	-	-
Provision for contingencies	(6,791)	(11,982)	(389)	(19,162)
Reversion of operational provision	22,697	95,176	2,022	119,895
Provision for credit of questionable liquidation	(8,783)	-	-	(8,783)
Income participation	-	-	-
Other expenses	(32,551)	(40,417)	(3,606)	(76,574)
	(25,428)	42,777	(1,973)	15,376
Service Results	845,219	378,116	(434,385)	788,950
Other revenues (expenses)	(71)	(598)	(21)	(690)
Result on the Equity Method	(8,682)	-	-	(8,682)
Financing result	22,632	(171,129)	(9,943)	(158,440)
Financing revenues	39,830	54,034	5,213	99,077
Income from financial investments	6,705	13,324	450	20,479
Interest on refinancing credits and loans granted	9,664	19,203	649	29,516
Monetary variation on refinancing credits and loans granted	4,775	9,488	320	14,583
Monetary variation and arrears on energy sold	-	1,273	-	1,273
Other asset variation	4,355	7,541	3,670	15,566
Other financing revenues	14,331	3,205	124	17,660
Financing expenses	(17,198)	(225,163)	(15,156)	(257,517)
Charges on loans and financing	(42,143)	(90,368)	(2,687)	(135,198)
Financing charges on debentures	-	-	-	-
Financing charges on other obligations	-	-	(11,643)	(11,643)
Monetary and exchange variation on loans and financing	39,860	(123,899)	3,316	(80,723)
Other liability variation	(8,119)	2,585	(2,891)	(8,425)
Other financing expenses	(6,796)	(13,481)	(1,251)	(21,528)
Result before social contribution and income tax	859,098	206,389	(444,349)	621,138
Social Contribution	(78,801)	(20,243)	38,535	(60,509)
Income tax	(217,683)	(56,225)	107,044	(166,864)
Income tax and Social Contribution deferred	(3,099)	(800)	1,522	(2,377)
Net Result for the period	559,515	129,121	(297,248)	391,388

Marketletter

	Consolidated
	06/30/12
	Generation	Transmission	Trading of energy	Total
Operating Revenue
Supply of electric energy	-	-	102,051	102,051
Gross supply of electric energy	2,045,336	-	657,812	2,703,148
Short-term electric energy	-	-	244,029	244,029
O & M revenues	-	460,138	-	460,138
Financing remuneration	-	615,379	-	615,379
Construction revenues	-	399,268	-	399,268
Other operating revenues	8,278	8,161	77	16,516
	2,053,614	1,482,946	1,003,969	4,540,529
Reduction of operational revenues
Tax and contribution on revenues	(99,270)	(50,377)	(47,866)	(197,513)
Global Reversion Reserve	(48,679)	(31,646)	(28,190)	(108,515)
Research and Development	(13,067)	(11,060)	(14,936)	(39,063)
Other consumer charges	-	(47,782)	-	(47,782)
	(161,016)	(140,865)	(90,992)	(392,873)
Net operating revenues	1,892,598	1,342,081	912,977	4,147,656
Operational Cost
Cost with electric energy	(257,292)	-	(1,307,567)	(1,564,859)
Electric Energy purchased for resale	-	-	(1,307,567)	(1,307,567)
Charge on the use of the Electric grid	(257,292)	-	-	(257,292)
Construction cost	-	(371,749)	-	(371,749)
Operation cost	(706,438)	(594,082)	(13,209)	(1,313,729)
Personnel	(170,808)	(368,512)	(8,557)	(547,877)
Material	(8,296)	(13,876)	(102)	(22,274)
Third party services	(122,129)	(194,065)	(4,096)	(320,290)
Depreciation and amortization	(152,189)	(10,124)	(402)	(162,715)
Use of hydro resources	(119,119)	-	-	(119,119)
Fuel and water for production of electric energy	(62,899)	-	-	(62,899)
Electric energy service inspection fee	(6,041)	(4,976)	(27)	(11,044)
Use of the public good	(63,396)	-	-	(63,396)
Taxes and fees	(1,561)	(2,529)	(25)	(4,115)
	(963,730)	(965,831)	(1,320,776)	(3,250,337)
Gross income	928,868	376,250	(407,799)	897,319
Operating Expenses
Provision for Employee incentive retirement	-	-	-	-
Provision for contingencies	(6,791)	(11,982)	(389)	(19,162)
Reversion of operational provision	22,699	95,176	2,022	119,897
Provision for credit of questionable liquidation	(8,783)	-	-	(8,783)
Income participation	-	-	-
Other expenses	(40,642)	(40,740)	(3,606)	(84,988)
	(33,517)	42,454	(1,973)	6,964
Service Results	895,351	418,704	(409,772)	904,283
Other revenues (expenses)	(116)	382	(21)	245
Result on the Equity Method	-	-	-	-
Financing result	(62,737)	(185,621)	(9,943)	(258,301)
Financing revenues	65,443	56,614	5,213	127,270
Income from financial investments	13,772	15,969	450	30,191
Interest on refinancing credits and loans granted	9,664	19,203	649	29,516
Monetary variation on refinancing credits and loans granted	4,775	9,488	320	14,583
Monetary variation and arrears on energy sold	-	1,273	-	1,273
Other asset variation	4,355	7,546	3,670	15,571
Other financing revenues	32,877	3,135	124	36,136
Financing expenses	(128,180)	(242,235)	(15,156)	(385,571)
Charges on loans and financing	(122,299)	(101,980)	(2,687)	(226,966)
Financing charges on debentures	-	(4,461)	-	(4,461)
Financing charges on other obligations	-	-	(11,643)	(11,643)
Monetary and exchange variation on loans and financing	36,690	(124,163)	3,316	(84,157)
Other liability variation	(29,690)	2,534	(2,891)	(30,047)
Other financing expenses	(12,881)	(14,165)	(1,251)	(28,297)
Result before social contribution and income tax	832,498	233,465	(419,736)	646,227
Social Contribution	(86,591)	(20,460)	38,535	(68,516)
Income tax	(231,264)	(56,700)	107,044	(180,920)
Income tax and Social Contribution deferred	(295)	(6,630)	1,522	(5,403)
Net Result for the period	514,348	149,675	(272,635)	391,388

Marketletter

	Parent Company
	06/30/11
	Generation	Transmission	Trading of energy	Total
Operating Revenue
Supply of electric energy	-	-	107,229	107,229
Gross supply of electric energy	1,684,483	-	590,743	2,275,226
Short-term electric energy	-	-	110,686	110,686
O & M revenues	-	388,306	-	388,306
Financing remuneration	-	554,568	-	554,568
Construction revenues	-	86,469	-	86,469
Other operating revenues	12,713	9,815	-	22,528
	1,697,196	1,039,158	808,658	3,545,012
Reduction of operational revenues
Tax and contribution on revenues	(130,343)	(31,544)	20,743	(141,144)
Global Reversion Reserve	(46,270)	(27,817)	(23,377)	(97,464)
Research and Development	(14,973)	(10,801)	(7,716)	(33,490)
Other consumer charges	(8,269)	-	-	(8,269)
	(199,855)	(70,162)	(10,350)	(280,367)
Net operating revenues	1,497,341	968,996	798,308	3,264,645
Operational Cost
Cost with electric energy	(209,511)	-	(1,240,893)	(1,450,404)
Electric Energy purchased for resale	-	-	(1,238,942)	(1,238,942)
Charge on the use of the Electric grid	(209,511)	-	(1,951)	(211,462)
Construction cost	-	(86,469)	-	(86,469)
Operation cost	(485,523)	(526,228)	(6,321)	(1,018,072)
Personnel	(172,203)	(340,472)	(513)	(513,188)
Material	(6,332)	(10,668)	(62)	(17,062)
Third party services	(94,797)	(163,791)	(4,555)	(263,143)
Depreciation and amortization	(106,984)	(3,593)	(220)	(110,797)
Use of hydro resources	(87,897)	-	-	(87,897)
Fuel and water for production of electric energy	(11,659)	-	-	(11,659)
Electric energy service inspection fee	(4,484)	(5,157)	(27)	(9,668)
Use of the public good	-	-	-	-
Taxes and fees	(1,167)	(2,547)	(944)	(4,658)
	(695,034)	(612,697)	(1,247,214)	(2,554,945)
Gross income	802,307	356,299	(448,906)	709,700
Operating Expenses
Provision for contingencies	(25,137)	(44,350)	(1,440)	(70,927)
Provision for credit of questionable liquidation	(2,631)	-	-	(2,631)
Reversion of operational provision	50,884	62,511	2,029	115,424
Other expenses	(32,362)	(36,400)	(4,657)	(73,419)
	(9,246)	(18,239)	(4,068)	(31,553)
Service Results	793,061	338,060	(452,974)	678,147
Other revenues (expenses)	(425,444)	(3,328)	(37)	(428,809)
Result on the Equity Method	(37,738)	-	-	(37,738)
Financing result	(53,016)	(66,603)	(16,151)	(135,770)
Financing revenues	47,676	48,341	3,974	99,991
Income from financial investments	13,715	-	-	13,715
Interest on refinancing credits and loans granted	12,402	23,345	729	36,476
Monetary variation on refinancing credits and loans granted	10,016	18,854	589	29,459
Monetary variation and arrears on energy sold	13	3,423	-	3,436
Other asset variation	6,419	2,639	2,656	11,714
Other financing revenues	5,111	80	-	5,191
Financing expenses	(100,692)	(114,944)	(20,125)	(235,761)
Charges on loans and financing	(38,132)	(68,070)	(1,729)	(107,931)
Financing charges on other obligations	-	-	(13,757)	(13,757)
Monetary and exchange variation on loans and financing	(32,640)	(9,959)	(495)	(43,094)
Other liability variation	(4,242)	(3,463)	(2,292)	(9,997)
Other financing expenses	(25,678)	(33,452)	(1,852)	(60,982)
Result before social contribution and income tax	276,863	268,129	(469,162)	75,830
Social Contribution	(54,175)	(22,151)	28,986	(47,340)
Income tax	(143,664)	4,583	7,593	(131,488)
Income tax and Social Contribution deferred	139,060	(2,811)	-	136,249
Net Result for the period	218,084	247,750	(432,583)	33,251

Marketletter

	Consolidated
	06/30/11
	Generation	Transmission	Trading of energy	Total
Operating Revenue
Supply of electric energy	-	-	109,063	109,063
Gross supply of electric energy	1,867,199	-	590,743	2,457,942
Short-term electric energy	-	-	113,741	113,741
O & M revenues	-	396,746	-	396,746
Financing remuneration	-	576,507	-	576,507
Construction revenues	-	219,599	-	219,599
Other operating revenues	4,253	4,623		8,876
	1,871,452	1,197,475	813,547	3,882,474
Reduction of operational revenues
Tax and contribution on revenues	(147,790)	(42,451)	20,743	(169,498)
Global Reversion Reserve	(46,270)	(27,987)	(23,377)	(97,634)
Research and Development	(17,060)	(10,919)	(7,750)	(35,729)
Other consumer charges	(8,269)	-	-	(8,269)
	(219,389)	(81,357)	(10,384)	(311,130)
Net operating revenues	1,652,063	1,116,118	803,163	3,571,344
Operational Cost
Cost with electric energy	(217,159)	-	(1,194,570)	(1,411,729)
Electric Energy purchased for resale	-	-	(1,194,570)	(1,194,570)
Charge on the use of the Electric grid	(217,159)	-	-	(217,159)
Construction cost	-	(219,599)	-	(219,599)
Operation cost	(593,124)	(523,826)	(6,321)	(1,123,271)
Personnel	(175,826)	(341,415)	(513)	(517,754)
Material	(8,596)	(10,696)	(62)	(19,354)
Third party services	(92,707)	(160,305)	(4,555)	(257,567)
Depreciation and amortization	(138,324)	(3,616)	(220)	(142,160)
Use of hydro resources	(95,576)	-	-	(95,576)
Fuel and water for production of electric energy	(11,659)	-	-	(11,659)
Electric energy service inspection fee	(5,101)	(5,192)	(27)	(10,320)
Use of the public good	(62,881)	-	-	(62,881)
Taxes and fees	(2,454)	(2,602)	(944)	(6,000)
	(810,283)	(743,425)	(1,200,891)	(2,754,599)
Gross income	841,780	372,693	(397,728)	816,745
Operating Expenses
Provision for contingencies	(25,137)	(44,350)	(1,440)	(70,927)
Provision for credit of questionable liquidation	(2,631)	-	-	(2,631)
Reversion of operational provision	50,884	62,511	2,029	115,424
Other expenses	(37,605)	(39,635)	(4,657)	(81,897)
	(14,489)	(21,474)	(4,068)	(40,031)
Service Results	827,291	351,219	(401,796)	776,714
Other revenues (expenses)	(425,444)	(3,397)	(37)	(428,878)
Result on the Equity Method	(292)	-	-	(292)
Financing result	(165,516)	(61,126)	(31,166)	(257,808)
Financing revenues	55,620	54,021	3,974	113,615
Income from financial investments	18,436	1,382		19,818
Interest on refinancing credits and loans granted	12,402	23,345	729	36,476
Monetary variation on refinancing credits and loans granted	10,016	18,854	589	29,459
Monetary variation and arrears on energy sold	13	3,423	-	3,436
Other asset variation	6,419	6,932	2,656	16,007
Other financing revenues	8,334	85	-	8,419
Financing expenses	(221,136)	(115,147)	(35,140)	(371,423)
Charges on loans and financing	(111,653)	(69,369)	(1,729)	(182,751)
Financing charges on other obligations	-	-	(13,757)	(13,757)
Monetary and exchange variation on loans and financing	(52,559)	(2,438)	(15,755)	(70,752)
Other liability variation	(4,242)	(3,490)	(2,292)	(10,024)
Other financing expenses	(52,682)	(39,850)	(1,607)	(94,139)
Result before social contribution and income tax	236,039	286,696	(432,999)	89,736
Social Contribution	(54,346)	(22,278)	28,986	(47,638)
Income tax	(160,792)	4,277	7,593	(148,922)
Income tax and Social Contribution deferred	146,246	(6,171)		140,075
Net Result for the period	167,147	262,524	(396,420)	33,251

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	06/30/12	06/30/11	06/30/12	06/30/11
Operating Activities
Net income for the period	621,138	75,830	646,227	89,736
Expenses (revenues) not affecting net working capital
Depreciation and amortization	118,240	110,797	162,715	141,584
Monetary and currency variation	69,369	11,393	94,420	85,512
Income from financial investment	(20,479)	(13,715)	(30,191)	(15,898)
Financing charges	105,682	167,827	201,911	224,787
Equity Method	8,682	37,738	-	26
Provision for credit of questionable liquidation	8,783	2,631	8,783	2,631
Provisions for risks with fiscal, labor and civil litigation	19,162	70,927	19,162	71,237
Provision for reduction of the recoverable value of assets (impairment)	-	409,000	-	409,000
Reversion of operating provision (PLCD, Contingencies and FRG)	(119,895)	(115,424)	(119,897)	(115,424)
Write-off of fixed assets	1,318	(661)	1,360	(429)
Financing asset amortization	752,978	660,673	761,900	677,566
Financing asset income	(580,660)	(554,568)	(615,379)	(576,507)
Subtotal	984,318	862,448	1,131,011	993,821
Variation in operating assets / liabilities	(27,569)	(84,797)	(124,457)	(73,970)
Payment of financial charges	(189,112)	(179,475)	(234,375)	(179,475)
Payment of RGR charges	(103,874)	(102,038)	(103,874)	(102,038)
Financial charges receivable	3,515	5,826	3,515	5,826
Payment of income tax and social contribution	(153,542)	(138,568)	(157,108)	(138,838)
Collaterals and linked deposits	-	(56,052)	(25,319)	(58,320)
Renegotiated energy credits-received	101,703	92,589	101,703	92,589
Income participation - payment	(105,918)	(96,407)	(105,918)	(96,407)
Taxes and social contribution - payment – principal	(35,544)	(35,370)	(35,544)	(35,370)
Complementary security fund payment – debt (FRG)	(165,073)	(151,402)	(165,073)	(151,402)
Subtotal	(647,845)	(660,897)	(721,993)	(663,435)
Net cash of operational activities	308,904	116,754	284,561	256,416
Financing Activities
Loans and financing obtained	184,264	381,688	386,515	700,462
Loans and financing payable - principal	(118,705)	(76,169)	(188,235)	(120,320)
Amount received on issue of debentures	-	-	105,147	-
Capital integralization	-	-	-	-
Advance for future capital increase - receipt (AFAC)	200,000	-	200,000	-
Shareholders remuneration - payment	-	-	-	-
Funding payment	-	-	-	-
Net cash of financing activities	265,559	305,519	503,427	580,142
Investment Activities
Loans and financing - granted	-	(2,595)	-	(2,595)
Receipt of loans and financing granted	1,368	1,082	1,368	1,082
Acquisition of financial assets	(179,496)	(86,469)	(371,751)	(219,599)
Fixed income and equities	297,154	405,333	296,683	382,353
Acquisition of property, unit and equipment	(181,114)	(341,902)	(909,124)	(1,163,896)
Acquisition of intangible assets	(1,796)	(5,243)	(2,179)	(5,290)
Acquisition of equity participation investment	(634,289)	(403,914)	-	458
Receiving remuneration of equity investments	20,173	10,718	-	-
Net cash of investment activities	(678,000)	(422,990)	(985,003)	(1,007,487)
Total of cash effects	(103,537)	(717)	(197,015)	(170,929)
Cash and cash equivalent – beginning of period	115,665	5,222	511,877	460,249
Cash and cash equivalent – end of period	12,128	4,505	314,862	289,320
	(103,537)	(717)	(197,015)	(170,929)

Marketletter

Analysis of the consolidated result

Operating Income

Operating income showed an increase of 10% in 2Q12 compared to 1Q12, from R$ 2,161 million in 1Q12 to R$ 2,379 million in 2T12. The main changes are described below:

In generation

Revenue from electricity supply showed a reduction of R$ 150 million in 2Q12 compared to 1Q12. The variation is due to: in February and March 2012 the supply of energy attributed to Furnas generation activity showed an increase of R$ 63 million above the average.

Other revenues showed an increase of R$ 1 million in 2Q12 compared to 1Q12. The variation is due to the lower volume of operations with engineering services provided to the invested companies in 1Q12 compared to 2Q12, reducing the amounts of elimination in the consolidation process.

Deductions showed a reduction of R$ 45 million in 2Q12 compared to 1Q12. The variation is due to the reduction in revenue from energy supply presented in this segment.

In transmission

Revenue from electricity transmission showed an increase of R$ 92 million in 2Q12 compared to 1Q12. The increase is due to the following main factors:

Financial income relating to the remuneration of transmission assets in 2Q12 showed variation of 36% compared to 1Q12. The variation is due to the reflection coefficient for calculating the financial asset.

Revenue from construction and O&M showed no significant variation in 2Q12 as compared to 1Q12.

Deductions showed no significant variation in 2Q12 as compared to 1Q12.

In Commercialitazion

Revenue from electricity sale showed an increase of R$ 275 million in 2Q12 compared to 1Q12. The variation has the short-term energy sold by Furnas as the main factor, both by increasing the PLD in 2Q12 and also by the difference in energy involved due to seasonality (purchase and sale contracts/physical guarentee, energy generated/allocated).

Deductions in 2Q12 showed an increase of R$ 18 million compared to 1Q12. The variation is due to increased revenue presented in the periods which are compared.

Cost of electric service and operating expenses

In generation

Services costs and operating expenses in the generation segment  showed an increase of 2% in 2Q12 compared to 1Q12, from R$ 492 million in 1Q12 to R$ 505 million in 2Q12. The main changes are described below:

Third-party services showed an increase of 47% compared to 1Q12 due to contracts readjustments of outsorced employees of Furnas, regarding conservation, security, surveillance and contractors.

The fuel expenses for electric power production in 2Q12 recorded a reduction of 20% compared to 1Q12. In 1Q12 expenses are impacted by the purchase of oil and gas to the UTE Santa Cruz (Furnas).

Expenses with other expense items showed little variations with no highlights.

In transmission

Services costs and operating expenses of the 2Q12 transmission segment showed an increase of 24% compared to 1Q12, from R$ 411 million in 1Q12 to R$ 512 million in 2Q12. The main changes are described below:

The construction cost calculated is classified under the cost of service line item, but as the Company does not determine profit margin on construction operations, the value of the cost is offset by the same value recognized in operating income. Some of our investees have applicable margin, however, the construction cost did not change significantly.

Third-party services showed an increase of 31% compared to 1Q12, due to contracts readjustments of outsorced employees of Furnas, regarding conservation, security, surveillance and contractors.

Operating expenses increased 130% compared to 1Q12, due to the partial reversal of provision for the program to encourage the dismissal of staff in 1Q12, due to drop-outs in February 2012.

In Commercialization

Spending on service costs and operating expenses of the commercialization segment showed an increase of R$ 223 million in 2Q12 compared to 1Q12 due to the interruption in power supply from Eletronuclear in March 2012 for refueling and scheduled maintenance and termination the power purchase agreement with the Serra Facão SPE.

Marketletter

Financial Results

Financial income showed an increase of 21% in 2Q12 compared to 1Q12, from R$ 58 million in 1Q12 to R$ 70 million in 2Q12. The main changes are described below:

Revenue from monetary variations (Monetary variations on loans and refinancing loans, and monetary arrears surcharge on energy sold and other changes in assets) increased by 70% in 2Q12 compared to 1Q12, from R$ 12 million in 1Q12 to R$ 20 million in 2Q12, mainly explained by variation in the IGP index (negative in 1Q12 and positive in 2Q12) applied to renegotiated energy loans.

Other financial income line items increased by 58% in 1Q12 compared to 2Q12, from R$ 14 million in 1Q12 to R$ 22 million in 2Q12 regarding the increased revenue from interest and penalties as the main factor.

Other financial income accounts showed no significant variations.

Financial Expeneses showed an increase of 25% in 2Q12 compared to 1Q12, from R$ 172 million in 1Q12 to R$ 214 million in 2Q12. The main changes are described below:

The interest expense and financial charges on loans increased by 18% compared to 1Q12 2Q12, from R$ 104 million to R$ 123 million for the entry of new features.

Expenses from monetary and exchange borrowings (monetary and exchange variation on loans and financing and other passive variations) showed an increase of 193% in 1Q12 compared to 2Q12, from R$ 29 million to R$ 85 million, taking the change in US $ and Yen, foreign currency loans indexers as a relevant factor, which rose from -2.8% and -9.1% in 1Q12 to 10.9% and 14.5% in 2Q12, respectively.

The other expense accounts did not show significant variations.

Marketletter

Market Data

1. Generation Assets and Energy generated

1.1 Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated – MWh
			1Q12	2Q12
Furnas	1,216	598	1,893,726	1,621,548
Luis Carlos Barreto (Estreito)	1,050	495	1,492,314	1,095,603
Mascarenhas de Moraes	476	295	814,810	813,365
Porto Colômbia	320	185	574,237	633,003
Marimbondo	1,440	726	2,420,007	1,862,904
Itumbiara	2,082	1,015	2,262,129	2,305,713
Funil	216	121	265,439	252,655
Corumbá I	375	209	772,201	454,795
Serra da Mesa (48.46%)*	1,275	671	674,097	877,564
Manso (70%)	212	92	141,928	98,424
Santa Cruz	932	687	8,273	155,613
Roberto Silveira (Campos)	30	21	0	0

* Includes only the percentage of Furnas

Unit	Location (State)	Beginning of Operation	End of concession	Non depreciated asset R$ million
Furnas	MG	03/1963	07/2015	500.47
Luis Carlos Barreto (Estreito)	SP/MG	01/1969	07/2015	527.48
Mascarenhas de Moraes	MG	04/1973	10/2023	347.29
Porto Colômbia	MG/SP	03/1973	03/2017	25.26
Marimbondo	SP/MG	04/1975	03/2017	64.42
Itumbiara	GO/MG	02/1980	02/2020	176.19
Funil	RJ	04/1969	07/2015	20.01
Corumbá I	GO	04/1997	11/2014	1,688.33
Serra da Mesa	GO	04/1998	05/2011**	1,512.14
Manso	MT	10/2000	02/2035	525.66
Santa Cruz	RJ	03/1967	07/2015	623.89
Roberto Silveira (Campos)	RJ	04/1977	07/2027	16.39

** Request for extension of concession sent to Aneel, under examination by the MME.

1.2   SPEs

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated MWh
				1Q12	2Q12
Enerpeixe S.A.	UHE Peixe Angical e LT Associada	452	271	210,769.71	190,025.24
Baguari Geração de Energia S.A.	UHE Baguari	140	80	32,365.21	56,265.28
Retiro Baixo Energética S.A.	UHE Retiro Baixo	82	39	42,798.49	29,478.49
Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	855	432	208,304.08	75,453.21
Serra do Facão Energia S.A.	UHE Serra do Facão	212.6	182	119,165.02	96,704.67
Madeira Energia SA	PHE Santo Antônio	3,150.40	2,218	12,006.82	217,257.26

Marketletter

Unit	Location (State)	Beginning of Operation	End of concession	Non depreciated asset R$ million
UHE Peixe Angical	TO	2006	11/2036	NA
UHE Baguari	MG	2009	08/2041	NA
UHE Retiro Baixo	MG	2010	08/2041	NA
UHE Foz de Chapecó	RS/SC	2010	11/2036	NA
UHE Serra do Facão	GO	2010	11/2036	NA
UHE Santo Antônio	RO	2012	06/2043	NA

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12	2Q12
Eletrobras	MWh	2,603,569	3,406,475
	R$ Million	387.39	507.00
Others	MWh	1,260,118	1,091,880
	R$ Million	137.96	148.00
Total	MWh	3,863,687	4,498,355
	R$ Million	525.35	655.00

.

3. Energy sold

Own assets

Buyer	Sales model	1Q12		2Q12
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	47.52	524,727	45.15	510,540
	B	0	0	0	0
Others	A	1,137.39	12,629,908	1,093.14	11,755,470
	B	87.07	845,024	99.30	968,531
Total	A	1,184.91	13,154,635	1,138.29	12,266,010
	B	87.07	845,024	99.30	968,531

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12
Sold	R$ Million	24.73	39.11
	MWh
	MWaverage
Purchased	R$ Million	28.15
	MWh
	MWaverage
Net	R$ Million
	MWh
	MWaverage

Marketletter

5. Fuel used to produce electricity

Type	Unit	1Q12		2Q12
		Quantity	R$ million	Quantity	R$ million
Diesel oil	Liter	2,655,000	5.62
Gas	M3			64,231,800	9.87
Other expenses		-	29.34		18.07
Total:		2,655,000	34.96	64,231,800	27.94

6. Losses in generation - %

1Q12	2Q12
3

7. Average price– R$/MWh

7.1 Own assets

1Q12	2Q12
90.86	93.51

7.2 SPE

SPE	1Q12	2Q12
Enerpeixe S.A.	171.16	173.73
Retiro Baixo Energética S.A.	150.6	153.46
Foz de Chapecó Energia S.A.	164.21	168.30
Serra do Facão Energia S.A.	162.15	164.53

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP (R$ million)
Foz do Iguaçu - Ivaiporã 1	322.0	765	aug-89	jul-15	32.14	22.81
Foz do Iguaçu - Ivaiporã 2	323.0	765	dec-86	jul-15	49.36	22.88
Foz do Iguaçu - Ivaiporã 3	331.0	765	mar-99	jul-15	185.97	23.45
Itaberá - Ivaiporã 1	265.0	765	aug-89	jul-15	11.37	18.80
Itaberá - Ivaiporã 2	264.0	765	oct-82	jul-15	39.52	18.73
Itaberá - Ivaiporã 3	272.0	765	may-00	jul-15	106.62	41.32
Itaberá - Tijuco Preto 1	305.0	765	jul-89	jul-15	23.95	21.64
Itaberá - Tijuco Preto 2	304.0	765	oct-82	jul-15	50.81	21.57
Itaberá - Tijuco Preto 3	312.0	765	may-01	jul-15	183.46	47.42
Subtotal - 765 kV	2,698.0					-
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	mar-85	jul-15	53.18	61.93
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	aug-87	jul-15	69.89	61.93
Subtotal - 600 kV	1,612.0					-
Adrianópolis - Cachoeira Paulista 1	171.0	500	feb-74	jul-15	1.70	8.39
Adrianópolis - Resende	115.0	500	dec-79	jul-15	1.14	5.64
Cachoeira Paulista - Resende	56.0	500	dec-79	jul-15	0.43	2.75
Adrianópolis - Cachoeira Paulista 3	177.5	500	may-04	jul-15	141.17	22.54
Adrianópolis - Grajaú	55.0	500	dec-77	jul-15	99.29	3.04
Adrianópolis - São José	33.0	500	aug-91	jul-15	-	1.83
Angra - Cachoeira Paulista	103.0	500	jun-77	jul-15	1.77	5.05
Angra - Zona Oeste	97.5	500	mar-11	jul-15	-	1.99
Grajaú - Zona Oeste	79.0	500	mar-11	jul-15	-	1.99
Angra - São José	133.0	500	dec-98	jul-15	-	7.03
Araraquara - Campinas	171.0	500	jul-76	jul-15	2.18	8.39
Araraquara - Poços de Caldas	176.0	500	apr-76	jul-15	1.64	8.64
Cachoeira Paulista - Campinas	223.0	500	sep-77	jul-15	2.32	10.94
Cachoeira Paulista - Itajubá	53.0	500	jul-02	jul-15	0.44	2.60
Cachoeira Paulista - Taubaté	83.0	500	jun-83	jul-15	3.06	4.07
Cachoeira Paulista - Tijuco Preto	181.0	500	nov-88	jul-15	14.88	8.88
Campinas - Ibiúna	112.0	500	mar-03	jul-15	30.98	5.50
Gurupi - Miracema	255.0	500	mar-99	jul-15	71.19	14.43
Itumbiara - São Simão	166.0	500	jan-79	jul-15	1.75	8.15
Marimbondo - Água Vermelha	172.0	500	aug-79	jul-15	2.23	8.44
Marimbondo - Araraquara 1	195.0	500	apr-76	jul-15	1.20	9.57
Marimbondo - Araraquara 2	194.0	500	aug-76	jul-15	1.51	9.52
Poços de Caldas - Itajubá	139.0	500	jul-02	jul-15	1.17	6.82
Serra da Mesa - Gurupi	256.0	500	mar-99	jul-15	80.17	14.60
Serra da Mesa - Samambaia 1	249.0	500	mar-98	jul-15	55.85	12.22
Serra da Mesa - Samambaia 2	248.5	500	jan-99	jul-15	77.49	14.09
Tijuco Preto - Taubaté	13.0	500	mar-84	jul-15	1.05	0.64
Ibiúna - Bateias Circuito 1	332.0	500	mar-03	may-31	190.71	56.47
Ibiúna - Bateias Circuito 2	332.0	500	mar-03	may-31	-	56.47
Subtotal - 500 kV	4,570.5					-
Adrianópolis - Itutinga 1	199.0	345	mar-68	jul-15	2.83	6.63
Adrianópolis - Itutinga 2	199.0	345	aug-70	jul-15	6.10	6.65
Adrianópolis - Jacarepaguá 1	38.0	345	mar-68	jul-15	0.32	1.27
Adrianópolis - Jacarepaguá 2	38.0	345	aug-70	jul-15	0.13	1.27
Adrianópolis - Venda das Pedras	107.0	345	nov-10	jul-15	1.15	2.73
Macaé - Venda das Pedras	122.0	345	nov-10	jul-15	1.35	3.23
Adrianópolis - Macaé	177.0	345	sep-02	jul-15	0.90	5.94
Bandeirantes - Samambaia 1	157.0	345	feb-99	jul-15	1.65	5.25
Bandeirantes - Samambaia 2	155.0	345	feb-99	jul-15	1.39	5.18
Campinas - Guarulhos	88.0	345	feb-03	jul-15	10.11	2.94
Campinas - Poços de Caldas	126.0	345	oct-72	jul-15	1.20	4.21
Campos - Macaé 1	89.0	345	nov-01	jul-15	2.52	2.99
Campos - Macaé 2	89.0	345	sep-02	jul-15	1.85	2.99
Campos - Macaé 3	90.0	345	jun-10	mar-35	-	10.61
Campos - Viana	199.0	345	dec-05	jul-15	6.75	7.40
Viana - Vitória	26.0	345	dec-05	jul-15	0.84	0.99

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP (R$ million)
Campos - Vitória	224.0	345	oct-77	jul-15	2.14	7.49
Corumbá - Brasília Sul	254.0	345	mar-97	jul-15	21.44	8.49
Corumbá - Itumbiara	79.0	345	mar-97	jul-15	8.38	2.64
Furnas - Itutinga 1	198.0	345	mar-68	jul-15	1.60	6.59
Furnas - Itutinga 2	199.0	345	dec-69	jul-15	0.67	6.65
Furnas - Mascarenhas de Moraes	104.0	345	may-68	jul-15	-	3.48
Furnas - Estreito	112.0	345	feb-70	jul-15	6.11	2.37
L.C.Barreto - Estreito 2	24.0	345	feb-70	jul-15	0.14	0.70
Furnas - Pimenta	66.0	345	mar-67	jul-15	0.13	2.20
Furnas - Poços de Caldas 1	131.0	345	sep-63	jul-15	0.96	4.36
Furnas - Poços de Caldas 2	131.0	345	apr-65	jul-15	0.31	4.36
Guarulhos - Ibiúna 1	75.0	345	jun-90	jul-15	35.90	3.70
Guarulhos - Ibiúna 2	75.0	345	jul-90	jul-15	-	3.70
Guarulhos - Nordeste	30.0	345	mar-64	jul-15	-	1.00
Guarulhos - Poços de Caldas 1	182.0	345	sep-63	jul-15	0.23	6.06
Guarulhos - Poços de Caldas 2	184.0	345	nov-66	jul-15	0.23	6.13
Ibiúna - Tijuco Preto 1	97.0	345	nov-83	jul-15	25.35	3.70
Ibiúna - Tijuco Preto 2	97.0	345	jul-84	jul-15	-	3.70
Itumbiara - Bandeirantes 1	180.0	345	jul-73	jul-15	0.74	6.02
Itumbiara - Bandeirantes 2	180.0	345	jul-77	jul-15	0.98	6.02
Itumbiara - Porto Colômbia	201.0	345	jun-73	jul-15	0.46	6.72
Mascarenhas - Estreito	13.0	345	mar-69	jul-15	0.10	0.70
L.C.Barreto - Estreito 1	24.0	345	mar-69	jul-15	0.14	2.37
L.C.Barreto - Poços de Caldas 1	198.0	345	nov-69	jul-15	0.56	6.62
L.C.Barreto - Poços de Caldas 2	197.0	345	sep-70	jul-15	0.75	6.59
L.C.Barreto - Volta Grande	112.0	345	jun-73	jul-15	0.25	3.74
Marimbondo - Porto Colômbia	77.0	345	oct-75	jul-15	2.78	2.57
Mogi - Nordeste	20.0	345	mar-64	jul-15	0.16	0.67
Mogi - Poços de Caldas	204.0	345	feb-71	jul-15	2.81	6.82
Ouro Preto - Vitória	383.0	345	mar-05	jul-15	3.33	30.72
Pimenta - Barreiro	198.0	345	mar-67	jul-15	0.85	6.59
Porto Colômbia - Volta Grande	45.0	345	jun-73	jul-15	0.25	1.50
Samambaia - Brasília Sul 1	12.5	345	feb-99	jul-15	0.12	0.42
Samambaia - Brasília Sul 2	15.0	345	feb-99	jul-15	0.14	0.50
Subtotal - 345 kV	6,220.5					-
Barro Alto - Niquelândia	87.0	230	oct-99	jul-15	7.95	1.65
Brasília Geral - Brasília Sul 2	13.0	230	sep-07	jul-15	1.90	0.28
Brasília Sul - Pirineus	107.0	230	sep-07	jul-15	2.99	2.26
Pirineus - Xavantes	40.0	230	nov-06	jul-15	-	0.85
Brasília Geral - Brasília Sul 1	13.0	230	oct-72	jul-15	0.61	0.29
Brasília Sul - Barro Alto	132.0	230	mar-82	jul-15	5.71	5.01
Itumbiara - Cachoeira Dourada	44.0	230	oct-73	jul-15	0.16	0.97
Itumbiara - Rio Verde 1 (1º trecho)	208.0	230	jan-86	jul-15	4.75	4.24
Itumbiara - Rio Verde 2	202.0	230	apr-92	jul-15	-	6.75
Rio Verde - Barra do Peixe 2	240.0	230	feb-94	jul-15	21.60	8.02
Rio Verde - Rondonópolis	257.0	230	nov-82	jul-15	-	5.16
Rio Verde - Barra do Peixe 1	240.0	230	nov-87	jul-15	3.12	4.82
Rio Verde - Cachoeira Dourada 1	175.0	230	dec-86	jul-15	2.87	3.51
Serra da Mesa - Niquelândia	105.0	230	oct-99	jul-15	9.88	3.51
Xavantes - Bandeirantes 2	20.0	230	sep-73	jul-15	0.37	0.42
Manso - Nobres	66.0	230	may-98	jul-15	-	**
Subtotal - 230 kV	1,949.0				-	-
Adrianópolis - Cepel 1	1.5	138	apr-81	jul-15	-	0.03
Adrianópolis - Cepel 2	1.5	138	apr-81	jul-15	-	0.03
Adrianópolis - Magé 1	48.0	138	apr-73	jul-15	-	0.78
Adrianópolis - Magé 2	48.0	138	jan-73	jul-15	-	0.61
Alcântara - Adrianópolis 1	19.5	138	jul-76	jul-15	6.28	0.29
Alcântara - Adrianópolis 2	20.0	138	dec-98	jul-15	-	0.30
Alcântara - Adrianópolis 3	20.0	138	dec-98	jul-15	-	0.30
Alcântara - Imbariê - Adrianópolis	19.5	138	may-75	jul-15	-	0.15
Angra - Angra (Ampla)	34.0	138	apr-71	jul-15	-	0.51
Angra - Jacuacanga	34.0	138	oct-77	jul-15	-	0.51
Angra - Santa Cruz	96.0	138	oct-77	jul-15	-	1.44
Cachoeira Paulista - Volta Redonda 2	105.0	138	jun-87	jul-15	-	1.58

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP (R$ million)
Campos - Cachoeiro do Itapemirim 1	106.0	138	feb-73	jul-15	0.89	1.35
Campos - Cachoeiro do Itapemirim 2	106.0	138	feb-73	jul-15	-	1.35
Campos - Rocha Leão	110.0	138	feb-73	jul-15	-	1.47
Campos - Iriri	97.0	138	aug-73	jul-15	-	0.71
Iriri - Rocha Leão	13.0	138	aug-73	jul-15	-	0.71
Cachoeira Paulista - Volta Redonda 1	105.0	138	nov-86	jul-15	-	1.58
Jacarepaguá - Ari Franco	10.0	138	dec-67	jul-15	-	0.13
Jacarepaguá - Cosmos	24.0	138	dec-67	jul-15	-	0.26
Jacarepaguá - Mato Alto	16.0	138	sep-73	jul-15	-	0.24
Jacarepaguá - Palmares	28.0	138	nov-72	jul-15	-	0.42
Jacarepaguá - ZIN	33.0	138	nov-72	jul-15	-	0.62
Jacuacanga - Brisamar	44.0	138	oct-77	jul-15	-	0.66
Muriqui - Angra (Ampla)	36.0	138	apr-71	jul-15	-	0.54
Muriqui - Brisamar	20.0	138	apr-71	jul-15	-	0.30
Palmares - Mato Alto	13.0	138	sep-73	jul-15	-	0.20
Rio Verde - Ramal P. Emas - Couto Magalhães	254.0	138	jan-77	jul-15	0.86	3.60
Rio Verde - Cachoeira Dourada 2	174.0	138	17/08,77	jul-15	-	2.47
Rocha Leão - Magé 1	108.0	138	jan-73	jul-15	3.01	1.74
Rocha Leão - Magé 2	108.0	138	jan-73	jul-15	-	1.37
Santa Cruz - ZIN - Ari Franco	31.0	138	dec-67	jul-15	-	0.39
Santa Cruz - ZIN – Cosmos	17.0	138	dec-67	jul-15	-	0.19
Santa Cruz - Brisamar 1	20.0	138	oct-77	jul-15	-	0.20
Santa Cruz - Brisamar 2	13.0	138	apr-71	jul-15	-	0.13
Santa Cruz - Jacarepaguá	38.0	138	oct-72	jul-15	-	1.81
Santa Cruz - Palmares 1	14.0	138	nov-72	jul-15	3.94	1.50
Santa Cruz - Palmares 2	14.0	138	sep-73	jul-15	-	1.50
Santa Cruz - ZIN	5.0	138	nov-72	jul-15	0.27	0.08
São José - Imbariê 1	18.0	138	dec-98	jul-15	-	0.27
São José - Imbariê 2	18.0	138	dec-98	jul-15	-	0.27
São José - Magé 1	46.0	138	jun-01	jul-15	21.75	0.69
São José - Magé 2	46.0	138	jun-01	jul-15	-	0.69
UTE Campos - Campos 1	1.0	138	jul-77	jul-15	-	0.01
UTE Campos - Campos 2	1.0	138	jul-87	jul-15	-	0.01
Manso - Nobres	70.0	138	apr-98	jul-15	4.43	**
Subtotal - 138 kV	2,204.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	apr-85	jul-15	-	***
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	aug-87	jul-15	-	***
Eletrodo de Terra - Ibiúna 1	67.0	25	apr-85	jul-15	-	***
Eletrodo de Terra - Ibiúna 2	67.0	25	aug-87	jul-15	-	***
Total	19,419.0

**       Revenue incorporated to the generation concession, considering that the transmission line is used  exclusively by Manso Power Plant.

***     Revenues already considered by Aneel in the revenues of Foz do Iguaçu – Ibiúna and Bipolo 1 and 2Transmission  Lines.

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of concession	RAP (R$ Million)
Transirapé	Irapé – Araçuaí	65	230	05/2007	dec-34	2.58 Basis: oct/04
Transudeste	Itutinga – Juiz de Fora	140	345	02/2007	oct-34	2.92 Basis: aug/2003
Transleste	Montes Claros – Irapé	138	345	12/2006	jul-05	4.41 Basis: aug/2003
Enerpeixe S.A	Peixe Angical – Peixe 2	17	500	04/2006	nov-36
Cia. Centroeste de Furnas	Furnas – Pimenta II	62.7	345	03/2010	mar-35	2.04 Basis: aug/2003
Chapecoense Geração S.A	SE Foz do Chapecó – Gurita /RS	72.6	230	03/2011	nov-36
Chapecoense Geração S.A	SE Foz do Chapecó – SE Xanxerê /SC	77.6	230	03/2011	nov-36
Chapecoense Geração S.A	HEU Foz do Chapecó – SE de Foz do Chapecó	1	230	03/2011	nov-36
Retiro Baixo Energética S.A.	HEU Retiro Baixo – SE Curvelo	45	138	10/2010	aug-41
Serra do Facão Energia S.A	HEU Serra do Facão – SE Celg de Catalão	32	138	10/2010	nov-36
Baguari Energia S.A	HEU Baguari - SE Baguari	200	230	02/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita – Gov. Valadares	2.5	230	04/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita	69	230	04/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita – Gov. Valadares	26	230	04/2010	aug-41
Transenergia Renovável S.A	TL Barra dos Coqueiros - Quirinópolis (Rede Básica 2)	52	230	05/2011	apr-39	8.62 Basis: nov/2008
Transenergia Renovável S.A	TL Quirinópolis - UTE Quirinópolis (IEG)	34.4	138	05/2011	jun-25	8.62 Basis: nov/2008
Transenergia Renovável S.A	TL Quirinópolis - UTE Boavista (IEG)	16.7	138	05/2011	jun-25	8.62 Basis: nov/2008

9. Transmission lines total RAP– R$ million

Own assets

1Q12	2Q12
561.96	561.96

10. Losses in transmission - %

1Q12	2Q12
3	3

Marketletter

11. Main investments of parent company– R$ Million

Project	1Q12	2Q12	2012 budget
Generation	41,653	110,345	430,860
Installation of Combined Cycle TPU Santa Cruz (RJ)	1,903	1,992	6,877
Installation of HPU Batalha (Paulista)	16,774	70,431	147,368
Installation of HPU Simplício and SHU Anta	12,532	32,256	175,786
Modernization of HPU Furnas (MG)	5,017	2,357	29,973
Modernization of HPU Luiz Carlos Barreto (MG)	4,740	1,525	28,010
Maintenance of the generation system of electric energy	687	1,784	41,946
Instalation Parque Eólico Geração	-	-	100
Instalation Usina Termelétrica Biomassa	-	-	100
Enlargemant of the generation capacity of the operation plants	-	-	100
Enlargement of generation system of the several regions	-	-	100
Transmission	67,869	99,572	981,003
Transmission System Bom Despacho – Ouro Preto	1,118	6,970	25,952
Reinforcement of Transmission System	31,420	53,186	444,641
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	12	7	1,664
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	4,850	9,336	52,453
Installation of Transmission System Mascarenhas - Linhares	794	138	23,721
Transmission System maintenance	29,674	29,935	432,472
Enlargement of transmission in the Mid-Western Region	1	0	10
Others	4,323	10,467	105,465
Maintenance of real estate	787	1,194	17,266
Maintenance of real estate, vehicles, turbinery and equipment	1,193	2,607	29,607
Maintenance of info technology assets	1,246	2,006	24,130
Environmental preservation and conservation of generation and transmission	1,097	4,660	34,462
Total	114,845	220,384	1,517,328

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of Investment R$ million	Installed capacity - MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Imunitação UHE Batalha **	MG/GO	740.08 Basis: Aug/08	52.5	48.8	Estimated for Turbine 1 –05.2013 Turbine 2 – 06.2013	06.2008	08. 2041
Imunitação UHE Simplício / PCH Anta ***	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated Simplício: Turbine 1 – 11/2012 Turbine 2 –12/2012 Turbine 3 –01/2013 Anta: Turbine 1 – 05/2013 Turbine 2 – 06/2013	03.2007	08.2041

**         Considers HEU Batalha and associated transmission: SE HEU Batalha, TL Batalha – Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig). Total of investment being verified for presentation and approval by the Furnas Board of Directors.

***       Considers HUE Simplício, SHUAnta and associated transmission: SE HEU Simplício – C, SE SHU Anta – C, SE Rocha Leão (Ampla) – C, TL Anta – Simplício and TL Simplício – Rocha Leão (Ampla).

Marketletter

12.1.2 SPEs

SPE	Unit	Participation %	Location	Total of Investment R$ million	Installed capacity - MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Cia. Hidrelétrica Teles Pires	UHE Teles PIres	24.5	MT	3,723.00 Basis: dec/2010	1,820	915.4	Apr/15 Estimated	Aug/2011	Dec/2045 Estimated
Madeira Energia S.A.*	UHE Santo Antonio	39	RO	13,630.00 Basis: Nov/2009	3,150.40	2,218	Mar/2012	Sep/2008	2043
Brasventos Eolo Geradora de Energia S.A.	EOL Rei dos Ventos 1	24.5	RN	229.40 Basis: Dec/2009	58.45	21	Jan/13	Apr/12	Dec/2045
Rei dos Ventos 3 Geradora de Energia S.A.	EOL Rei dos Ventos 3	24.5	RN	233.67 Basis: Dec/2009	60.12	21	Jan/13	Jun/11	Dec/2045
Brasventos Miassaba 3 Geradora de Energia S.A.	EOL Miassaba 3	24.5	RN	245.07 Basis: Dec/2009	68.47	22	Sep/12	Jun/11	Dec/2045
Central Geradora Eólica Famosa I S.A.	Famosa I*	49.0	RN	75.83	22.5	11.1	07/2014	11/2012	05/2042
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil*	49.0	CE	50.55	15.0	7.7	07/2014	11/2012	03/2042
Central Geradora Eólica Rosada S.A.	Rosada*	49.0	RN	101.10	30.0	13.4	07/2014	11/2012	Estimated 09/2042**
Central Geradora Eólica São Paulo S.A.	São Paulo*	49.0	CE	58.98	17.5	8.1	07/2014	11/2012	03/2042
Energia dos Ventos I	Goiabeira	49.0	CE	71.22	19.2	9.9	01/2016	09/2013	07/2042
Energia dos Ventos II	Ubatuba	49.0	CE	46.74	12.6	5.8	01/2016	09/2013	07/2042
Energia dos Ventos III	Santa Catarina	49.0	CE	59.35	16.0	8.5	01/2016	09/2013	07/2042
Energia dos Ventos IV	Pitombeira	49.0	CE	100.15	27.0	13.9	01/2016	09/2013	07/2042
Energia dos Ventos V	São Januário	49.0	CE	71.22	19.2	9.0	01/2016	09/2013	07/2042
Energia dos Ventos VI	Nossa Senhora de Fátima	49.0	CE	106.83	28.8	12.8	01/2016	09/2013	Estimated 09/2042**
Energia dos Ventos VII	Jandaia	49.0	CE	106.83	28.8	14.1	01/2016	09/2013	Estimated 09/2042**
Energia dos Ventos VIII	São Clemente	49.0	CE	71.22	19.2	9.3	01/2016	09/2013	07/2042
Energia dos Ventos IX	Jandaia I	49.0	CE	71.22	19.2	9.9	01/2016	09/2013	07/2042
Energia dos Ventos X	Horizonte	49.0	CE	53.42	14.4	7.3	01/2016	09/2013	07/2042

*  The first two units of the HEP Santo Antônio, with 143.38 MW of installed capacity, had entered in operation on March 31, 2012

**  Publication of Grant Wind Farm will take place next month, therefore, this date is only forecast.

Marketletter

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - to	Total of Investment R$ million	Extension of lines (km)	Tension (kV)	RAP	Beginning of Operation	End of concession
TL Tijuco Preto – Itapeti and TL Itapeti – Nordeste **	166.00 Basis: Oct/05	50	345	9.5	Estimated 10.2012 for TL Tijuco Preto – Itapeti and 04.2013 for Itapeti - Nordeste	04.2036
TL Bom Despacho 3 – Ouro Preto 2 ***	121.00 Basis: Nov/08	180	500V	6.8	Estimated 07.2013	01.2039
TL Mascarenhas – Linhares and SE Linhares ****	67.20 Basis: Nov/09	99	230	5.3	Estimated 12.2013	07.2040
TL Xavantes – Pirineus	27.10 Basis: Nov/11	50	230	3.0	Estimated 12.2013	12.2041

*Considers TL Tijuco Preto – Itapeti 3 and 4 and Itapeti – Northeast and SE Itapeti-C, Northeast -C and Tijuco Preto. Value of total investment on the Original business plan of the project. Requested to Aneel the division of the plant in two sections, TL Tijuco Preto – Itapeti and Itapeti – Northeast (letter SL.E.E. 017.2010). The expectation of the beginning of operation (October 2012) refers only to Tijuco Preto – Itapeti, which had its license issued on 11.26.2010. For the Itapeti – Nordeste the installation license has not yet been issued.

**Considers, in addition to the TL 500 kV Bom Despacho 3-Ouro Preto, the SE Bom Despacho 3 (Cemig) – C and Ouro Preto 2 (Cemig)-3A. The dates relating to the environmental licensing changed. Licenses expected to be issued by August 2012.

***Includes, in addition to the TL 230 kV Mascarenhas-Linhares, the SE Mascarenhas (Escelsa) and Linhares (Escelsa). The dates relating to the environmental licensing changed.  ThePrevious License is expected by August 2012 and the Installation License by December 2012.

12.2.1.2 Substations

SE	Total of Investment R$ million	Transformation capacity	Location (State)	RAP	Beginning of Operation	End of concession
SE Zona Oeste 500 / 138 kV (Auction 002/2012, Part E)	43.38 Basis: Mar/2012	Installation of 500/138 kV – (3+1R) x 300 MVA transformer plus respective connections to transformers	RJ	RAP ooffered at auction: R$ 7,004 million (basis mar/2012) (2% discount)	01.2014	05.2042

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total of Investment R$ million	Extension of lines - KM	Tension	RAP (R$ Million)	Beginning of Operation	End of concession
Interligação Elétrica Madeira S.A. (IE Madeira)	TL Porto Velho – Araraquara 2	24.5	3,296	2.375	600	176.3	11/2012	02/2039
Transenergia Renovável S.A. Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN	TL Chapadão – Jataí	49	292.1	128	230	34.5	07/2012	06/2025
	TL Palmeiras – Edéia			60
	TL Jataí –TEP Jataí			51,2	138
	TL Jataí – TEP Perolândia			40
	TL Mineiros – TEP Água Emendada			24
	TL Morro Vermelho – TEP Alto Taquari			31
	TL Edéia – TEP Tropical Bioenergia I			49
	TL Edéia – TEP Tropical Bionenergia II			21
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	49	70.3	100	230	7.6	01/2013	11/2039
	Niquelândia - Barro Alto			88	230
Goiás Transmissão S.A.	Rio Verde Norte - Trindade	49	371.2	193	500	33.8	12/2012	07/2040
	Trindade – Xavantes			37	230
	Trindade – Carajás			29
MGE Transmissão S.A.	Mesquita - Viana 2	49	262.6	248	500	23.0	07/2012	07/2040
	Viana 2 - Viana			10	345

12.2.2.2 Substations

SE	Total of Investment R$	Transformation capacity	Location	RAP	Beginning of operation	End of concession
SE Itatiba	73.166.153,00	800MVA	Itatiba - SP	8.174.000,00	aug/2012	05/2039
SE Corumbá	25.928.886,00	150MVA	Caldas Novas GO	3.258.192,00	02/2013	06/2041
SE Luziânia and Niquelândia	39.226.000,00	255MVA	Luziânia GO Niquelândia GO	7.447.000,00	Nov/ 2013	05/2042

Marketletter

13. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
Eletrobras	45	45	03/30/18	9.5% p.y.
Eletrobras	90	88	12/30/18	7% p.y.
Eletrobras	15	14	12/30/15	7% p.y.
Eletrobras	102	104	03/30/23	IPCA + 7% p.y.
Eletrobras	2	2	10/30/14	6.5% p.y..
Eletrobras	336	341	06/30/30	IPCA + 7% p.y.
Eletrobras	204	207	12/30/30	IPCA + 7% p.y.
Eletrobras	644	652	11/30/29	IPCA + 7% p.y.
Eletrobras	5	5	11/30/29	6.5% p.y.
Eletrobras	627	630	06/30/30	IPCA + 7% p.y.
Eletrobras	619	630	12/30/21	IPCA + 7% p.y.
Eletrobras	258	263	12/30/22	IPCA + 7% p.y.
BNDES	842	827	07/15/26	TJLP+1.91% p.y.
BNDES	177	173	12/15/25	TJLP+ 3.00% p.y.
BNDES	54	53	07/15/26	TJLP+ 2.18% p.y.
Caixa Econômica Federal	10	10	01/31/31	8.70% p.y..
Caixa Econômica Federal	207	212	07/25/12	103.90%CDI
Banco do Brasil S.A.	109	111	10/25/12	104.15%CDI
Banco do Brasil S.A.	83	85	10/15/12	103.20%CDI
Basa	195	199	02/15/13	101.9999%CDI

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Currency
Eletrobras	43	44	04.04.2018	US$
Eletrobras	222	232	10.06.2018	Yen
Bid	62	82	12.15.2031	US$

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016	Total (LC + FC)
By activity
Generation	859	100	252	265	276	2,859	4,611
Transmission	66	36	74	74	74	74	398
By creditos
Eletrobras	240	98	250	260	269	2,140	3,257
Others	685	38	76	79	81	793	1,752

Marketletter

14.2 Energy purchase

Parent company

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
MWh	16,232,832	16,188,480	13,909,185	241,776	242,438	241,776
R$ milhões	2,340	2,333	2,026	4	4	4

14.3 Energy sale

Parent company

Contracts of Energy sale	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	53,228,648	29,327,653	9,537,976	8,292,480	8,315,179	5,895,480
	R$ Million	4,944	2,951	1,073	940	942	643
Bilateral Contract	MWh	3,566,128	470,079	96,192	510,698	415,641	415,641
	R$ Million	350	52	11	62	51	51
Total	MWh	56,794,776	29,797,732	9,634,168	8,803,178	8,730,820	6,311,121
	R$ Million	5,294	3,003	1,084	1,002	993	695

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 – By tenure

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	881	806
6 to 10	1,438	1,537
11 to15	279	254
16 to 20	39	67
21 to 25	566	534
Up to 25	1,567	1,525
Total	4,770	4,723

15.2 – By departments

Departmants	Number of employees
	1Q12	2Q12
Administrative	1,212	1,201
Operational	3,558	3,522
Total	4,770	4,723

Marketletter

15.3 – By region

State	Number of employees
	1Q12	2Q12
Distrito Federal	164	162
Espírito Santo	85	84
Goiás	298	297
Minas Gerais	756	749
Mato Grosso	13	13
Paraná	207	203
Rio de Janeiro	2.506	2.489
Rondônia	54	50
São Paulo	676	665
Tocantins	11	11
Total	4.770	4.723

16. Complementary work force

Operational
1Q12	1,536
2Q12	1,525

17. Turn-over

1Q12	2Q12
0.0282	0.0116

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	06/30/12	12/31/11	06/30/12	12/31/11
Current Assets
Cash and banks	20,268	3,306	43,714	52,594
Open market investment	124,803	265,332	402,549	511,430
	145,071	268,638	446,263	564,024
Credits and receivables
Consumers	937,357	847,731	944,396	854,904
(-)Provision for doubtful accounts	(193,926)	(102,454)	(193,926)	(102,454)
Taxes and contributions to recover	90,779	12,898	101,840	21,964
Marketable securities	631,453	917,439	836,901	917,439
Employees advance payment	33,774	19,125	33,844	19,344
Stored materials	80,512	85,098	80,512	85,098
Service in course	90,552	92,244	92,341	93,354
Collaterals and linked deposits	11,003	11,003	27,125	36,297
Financial assets	275,731	258,455	365,710	332,222
Others	76,723	78,365	105,220	91,683
	2,179,029	2,488,542	2,840,226	2,913,875

Non-Current Assets
Taxes and contributions to recover	187,843	189,545	273,883	256,073
Marketable securities	4,253	5,173	4,253	5,173
Fiscal credits – deferred social contribution	135,238	130,085	144,478	137,316
Fiscal credits – deferred tax	252,746	246,673	278,414	266,761
Goods and rights for sale	10,371	12,122	10,377	12,128
Legal deposits	330,513	267,930	331,984	269,401
Collaterals and linked deposits	29,110	27,855	34,860	33,022
Financial assets	1,560,689	1,568,464	2,425,188	2,218,285
Indemnification of financial assets	4,403,644	4,245,062	4,760,898	4,549,729
Others	25,278	28,575	36,618	41,760
	6,939,685	6,721,484	8,300,953	7,789,648

Investments	1,655,843	1,405,355	83,272	76,173
Permanent equity	3,343	3,343	3,343	3,343
Others	1,659,186	1,408,698	86,615	79,516

Property, unit and equipment	19,280,050	19,229,113	19,282,073	19,230,106
In service	(8,825,880)	(8,629,573)	(8,826,021)	(8,629,651)
Accumulated depreciation	10,454,170	10,599,540	10,456,052	10,600,455
	827,912	696,969	3,516,754	2,785,708
In course	11,282,082	11,296,509	13,972,806	13,386,163
	(120,183)	(122,642)	(120,183)	(122,642)
Obligations related to the Concession	11,161,899	11,173,867	13,852,623	13,263,521

Intangible	64,291	49,152	65,421	71,895
In service	(41,619)	(35,442)	(41,815)	(35,569)
Accumulated amortization	22,672	13,710	23,606	36,326
	3,696	15,856	48,043	35,798
In course	26,368	29,566	71,649	72,124
	19,787,138	19,333,615	22,311,840	21,204,809
Total Assets	21,966,167	21,822,157	25,152,066	24,118,684

Marketletter

Liabilities	Parent Company		Consolidated
	06/30/12	12/31/11	06/30/12	12/31/11
Current Liabilities
Suppliers	239,645	370,788	362,178	562,558
Personnel	10,306	14,362	11,966	15,710
Taxes and social contribution	295,408	220,996	335,611	231,765
Loans and financing	85,195	319,831	1,124,242	763,204
Debt charges	3,368	9,868	3,784	15,638
Income participation	5	102,451	5	102,451
Shareholders remuneration	623,646	299,328	623,646	299,328
Compensation for the use of water resources	43,195	40,016	43,195	40,016
Estimated obligations	149,453	126,443	150,008	127,019
Retirement benefit	93,530	109,063	93,530	109,063
Sector charges	70,506	72,430	70,622	72,558
Research and development	52,061	50,108	53,927	51,811
Debenturs	-	-	109,417	105,492
Others	42,986	62,955	80,520	67,582
	1,709,304	1,798,639	3,062,651	2,564,195
Non-Current Liabilities
Taxes and social contribution	13,572	13,443	18,990	26,300
Fiscal debts	73,711	67,670	99,894	83,716
Loans and financing	431,171	462,149	2,176,181	1,915,691
Retirement benefit	248,771	272,497	248,771	272,497
Sector charges	18,461	1,596	18,461	1,596
Research and development	185,091	165,594	185,091	165,594
Provisions for contingencies	1,019,618	923,549	1,020,629	924,508
Concession to pay	-	-	43,653	41,641
Advance for future capital increase	1,293,000	1,293,000	1,293,000	1,293,000
Others	5,453	5,382	16,730	11,308
	3,288,848	3,204,880	5,121,400	4,735,851
Stockholders’ Equity
Social Capital	8,413,960	7,720,760	8,413,960	7,720,760
Capital reserves	4,916,199	4,916,199	4,916,199	4,916,199
Income reserves	3,148,498	3,841,698	3,148,498	3,841,698
Other comprehensive income	(582,830)	(557,896)	(582,830)	(557,896)
Additional dividends	-	897,877	-	897,877
Accrued income	1,072,188	-	1,072,188	-
	16,968,015	16,818,638	16,968,015	16,818,638
Total Liabilities	21,966,167	21,822,157	25,152,066	24,118,684

210

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	06/30/12			12/31/11
	Generation	Transmission	Total	Generation	Transmission	Total
Operating Revenue
Supply of electric energy	406,113	-	406,113	373,440	-	373,440
Gross supply of electric energy	1,788,125	-	1,788,125	1,681,464	-	1,681,464
Transmission system and O & M	-	309,886	309,886	-	292,898	292,898
Short-term electric energy (CCEE)	370,276	-	370,276	(75,834)	-	(75,834)
Construction revenue	-	282,835	282,835	-	223,997	223,997
Financing revenue	-	341,579	341,579	-	285,068	285,068
Other operating revenues	1,277	4,690	5,967	1,473	4,446	5,919
	2,565,791	938,990	3,504,781	1,980,543	806,409	2,786,952
Deductions to Operating Revenue
Global Reversion Reserve	(67,262)	(20,353)	(87,615)	(41,921)	(13,258)	(55,179)
ICMS tax on electric energy sale	(52,528)	-	(52,528)	(45,083)	-	(45,083)
Service tax - ISS	(127)	(340)	(467)	(75)	(232)	(307)
Research and Development	(21,872)	(6,387)	(28,259)	(16,310)	(5,819)	(22,129)
Fuel consumption account - CCC	-	(59,562)	(59,562)	-	(63,183)	(63,183)
Energetic development account - CDE	-	(9,261)	(9,261)	-	(8,349)	(8,349)
PROINFA	-	(23,105)	(23,105)	-	(17,374)	(17,374)
PIS/PASEP	(38,763)	(5,716)	(44,479)	(34,295)	(4,965)	(39,260)
COFINS	(178,568)	(26,354)	(204,922)	(157,973)	(22,889)	(180,862)
	(359,120)	(151,078)	(510,198)	(295,657)	(136,069)	(431,726)
Net Operating Revenue	2,206,671	787,912	2,994,583	1,684,886	670,340	2,355,226
Electric energy service cost
Cost with electric energy
Electric energy purchased for resale	-	-	-	-	-	-
Charges on the use of electric grid	(430,144)	-	(430,144)	(374,370)	-	(374,370)
Cost with operation
Personnel	(40,711)	(105,262)	(145,973)	(35,850)	(108,248)	(144,098)
Material	(2,113)	(3,136)	(5,249)	(1,398)	(4,168)	(5,566)
Fuel for production of electric energy	(1,641)	-	(1,641)	(960)	-	(960)
Third party services	(7,480)	(24,947)	(32,427)	(5,313)	(19,029)	(24,342)
Financial compensation for the use of hydro resources	(136,062)	-	(136,062)	(103,587)	-	(103,587)
Depreciation and amortization	(170,900)	-	(170,900)	(171,311)	-	(171,311)
Inspection fee	(6,488)	(4,111)	(10,599)	(6,497)	(4,415)	(10,912)
Others	22,762	254	23,016	23,456	(3,448)	20,008
	(772,777)	(137,202)	(909,979)	(675,830)	(139,308)	(815,138)
Cost of service rendered to third parties	-	(3,410)	(3,410)	734	-	734
Construction costs	-	(282,835)	(282,835)	-	(223,997)	(223,997)
Gross operating income	1,433,894	364,465	1,798,359	1,009,790	307,035	1,316,825
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(101,693)	(10,504)	(112,197)	(6,778)	(2,349)	(9,127)
Consumers and concessionaires - losses	(10,435)	-	(10,435)	(8,530)	-	(8,530)
Free energy – losses	(266)	-	(266)	(8,096)	-	(8,096)
Other	13,297	(89)	13,208	8,069	(85)	7,984
Administrative and general expenses
Personnel	(55,601)	(175,030)	(230,631)	(45,508)	(161,378)	(206,886)
Material	(1,607)	(4,895)	(6,502)	(1,150)	(3,759)	(4,909)
Third party services	(20,900)	(33,156)	(54,056)	(18,363)	(33,490)	(51,853)
Depreciation and amortization	(23,837)	(12,553)	(36,390)	(24,828)	(12,575)	(37,403)
Provision for contingencies	(19,944)	(58,507)	(78,451)	(16,937)	(51,537)	(68,474)
Other	(28,355)	(35,358)	(63,713)	(8,870)	(21,551)	(30,421)
	(249,341)	(330,092)	(579,433)	(130,991)	(286,724)	(417,715)
Service result	1,184,553	34,373	1,218,926	878,799	20,311	899,110
Equity income
Gains in equity	7,453	29,643	37,096	26,137	10,671	36,808
Losses in equity	(5,505)	(6,478)	(11,983)	(4,071)	(1,517)	(5,588)
	1,948	23,165	25,113	22,066	9,154	31,220
Financial Revenue (Expense)
Income from financial applications	47,497	16,329	63,826	48,143	19,980	68,123
Monetary variation and arrears –energy sold	27,412	2,767	30,179	51,786	3,141	54,927
Other monetary variation – asset	253	742	995	276	846	1,122
Other financial revenues	7,746	9,031	16,777	25,591	(7,294)	18,297
PIS/Pasep/Cofins	(47)	(21)	(68)	(3)	(1)	(4)
	82,861	28,848	111,709	125,793	16,672	142,465
Debt charges	(6,417)	(17,457)	(23,874)	(14,775)	(16,566)	(31,341)
Monetary variation on loans and financing	-	(277)	(277)	-	(731)	(731)
Other monetary variations – liability	(79)	(217)	(296)	(54)	(9)	(63)
Other financial expenses	(54,693)	(4,338)	(59,031)	(110,890)	(1,946)	(112,836)
	(61,189)	(22,289)	(83,478)	(125,719)	(19,252)	(144,971)
	21,672	6,559	28,231	74	(2,580)	(2,506)
Operational result	1,208,173	64,097	1,272,270	900,939	26,885	927,824
Social contribution	(115,909)	206	(115,703)	(76,985)	(3,260)	(80,245)
Social contribution deferred	5,174	(6,377)	(1,203)	(1,544)	473	(1,071)
Income tax	(313,862)	922	(312,940)	(211,628)	(5,170)	(216,798)
Income tax deferred	17,851	(16,193)	1,658	(3,119)	2,155	(964)
Fiscal incentives	228,756	(650)	228,106	149,336	9,162	158,498
Net income for the period	1,030,183	42,005	1,072,188	756,999	30,245	787,244
Basic income per share (R$)	20.00	1.00	21.00	8.65	0.92	9.57

Marketletter

	Consolidated
	06/30/12			12/31/11
	Generation	Transmission	Total	Generation	Transmission	Total
Operating Revenue
Supply of electric energy	406,113	-	406,113	373,440	-	373,440
Gross supply of electric energy	1,788,125	-	1,788,125	1,681,464	-	1,681,464
Transmission system and O & M	-	314,304	314,304	-	293,319	293,319
Short-term electric energy (CCEE)	370,276	-	370,276	(75,834)	-	(75,834)
Construction revenue	-	552,522	552,522	-	440,617	440,617
Financing revenue	-	393,594	393,594	-	323,104	323,104
Other operating revenues	1,253	7,376	8,629	1,497	8,234	9,731
	2,565,767	1,267,796	3,833,563	1,980,567	1,065,274	3,045,841
Deductions to Operating Revenue
Global Reversion Reserve	(67,262)	(21,303)	(88,565)	(41,921)	(14,130)	(56,051)
ICMS tax on electric energy sale	(52,528)	-	(52,528)	(45,087)	-	(45,087)
Service tax - ISS	(127)	(2,111)	(2,238)	(75)	(232)	(307)
Research and Development	(21,872)	(6,731)	(28,603)	(16,310)	(6,117)	(22,427)
Fuel consumption account - CCC	-	(59,562)	(59,562)	-	(63,183)	(63,183)
Energetic development account - CDE	-	(9,261)	(9,261)	-	(8,349)	(8,349)
PROINFA	-	(23,105)	(23,105)	-	(17,374)	(17,374)
PIS/PASEP	(38,763)	(6,005)	(44,768)	(34,295)	(5,207)	(39,502)
COFINS	(178,566)	(27,687)	(206,253)	(157,975)	(24,009)	(181,984)
	(359,118)	(155,765)	(514,883)	(295,663)	(138,601)	(434,264)
Net Operating Revenue	2,206,649	1,112,031	3,318,680	1,684,904	926,673	2,611,577
Electric energy service cost
Cost with electric energy
Electric energy purchased for resale	-	-	-	-	-	-
Charges on the use of electric grid	(430,144)	-	(430,144)	(374,370)	-	(374,370)
Cost with operation
Personnel	(40,713)	(106,272)	(146,985)	(35,850)	(109,078)	(144,928)
Material	(2,143)	(3,203)	(5,346)	(1,398)	(4,405)	(5,803)
Fuel for production of electric energy	(1,641)	-	(1,641)	(960)	-	(960)
Third party services	(7,501)	(25,824)	(33,325)	(5,313)	(18,275)	(23,588)
Financial compensation for the use of hydro resources	(136,062)	-	(136,062)	(103,587)	-	(103,587)
Depreciation and amortization	(170,901)	(30)	(170,931)	(171,311)	(13)	(171,324)
Inspection fee	(6,488)	(4,275)	(10,763)	(6,497)	(4,550)	(11,047)
Others	22,756	130	22,886	23,456	(3,602)	19,854
	(772,837)	(139,474)	(912,311)	(675,830)	(139,923)	(815,753)
Cost of service rendered to third parties	-	(3,456)	(3,456)	734	-	734
Construction costs	-	(552,522)	(552,522)	-	(433,731)	(433,731)
Gross operating income	1,433,812	416,579	1,850,391	1,009,808	353,019	1,362,827
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(101,693)	(10,504)	(112,197)	(6,778)	(2,349)	(9,127)
Consumers and concessionaires - losses	(10,435)	-	(10,435)	(8,530)	-	(8,530)
Free energy – losses	(266)	-	(266)	(8,096)	-	(8,096)
Other	13,297	(89)	13,208	8,069	(85)	7,984
Administrative and general expenses
Personnel	(60,359)	(176,115)	(236,474)	(48,298)	(162,317)	(210,615)
Material	(1,811)	(4,908)	(6,719)	(1,293)	(3,791)	(5,084)
Third party services	(24,043)	(34,007)	(58,050)	(20,158)	(36,119)	(56,277)
Depreciation and amortization	(23,924)	(12,562)	(36,486)	(24,847)	(12,582)	(37,429)
Provision for contingencies	(19,944)	(58,507)	(78,451)	(16,937)	(51,537)	(68,474)
Other	(28,864)	(35,661)	(64,525)	(9,715)	(22,872)	(32,587)
	(258,042)	(332,353)	(590,395)	(136,583)	(291,652)	(428,235)
Service result	1,175,770	84,226	1,259,996	873,225	61,367	934,592
Equity income
Gains in equity	7,453	-	7,453	8,274	-	8,274
Losses in equity	-	-	-	-	-	-
	7,453	-	7,453	8,274	-	8,274
Financial Revenue (Expense)
Income from financial applications	53,076	17,228	70,304	51,933	21,830	73,763
Monetary variation and arrears –energy sold	27,412	2,768	30,180	51,786	3,141	54,927
Other monetary variation – asset	253	747	1,000	276	846	1,122
Other financial revenues	8,005	8,679	16,684	25,865	(7,291)	18,574
PIS/Pasep/Cofins	(47)	(21)	(68)	(3)	(1)	(4)
	88,699	29,401	118,100	129,857	18,525	148,382
Debt charges	(13,535)	(22,960)	(36,495)	(14,775)	(30,493)	(45,268)
Monetary variation on loans and financing	2,084	(6,008)	(3,924)	-	(731)	(731)
Other monetary variations – liability	(79)	(230)	(309)	(54)	(9)	(63)
Other financial expenses	(54,845)	(13,004)	(67,849)	(96,144)	(16,874)	(113,018)
	(66,375)	(42,202)	(108,577)	(110,973)	(48,107)	(159,080)
	22,324	(12,801)	9,523	18,884	(29,582)	(10,698)
Operational result	1,205,547	71,425	1,276,972	900,383	31,785	932,168
Social contribution	(115,929)	(1,804)	(117,733)	(77,024)	(4,896)	(81,920)
Social contribution deferred	5,966	(7,866)	(1,900)	(1,360)	52	(1,308)
Income tax	(314,212)	(4,481)	(318,693)	(211,727)	(9,647)	(221,374)
Income tax deferred	20,055	(18,250)	1,805	(2,609)	986	(1,623)
Fiscal incentives	228,756	2,981	231,737	149,336	11,965	161,301
Net income for the period	1,030,183	42,005	1,072,188	756,999	30,245	787,244
Basic income per share (R$)	20.00	1.00	21.00	14.39	0.87	15.27

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	06/30/12	06/30/11	06/30/12	06/30/11
Operating Activities
Net income for the period	1,272,270	927,824	1,276,972	932,168
Expenses (revenues) not affecting cash
Depreciation and amortization	207,290	208,714	207,417	208,753
Net monetary and currency variations	(4,478)	(16,218)	(817)	(16,218)
Shareholders equity	(25,113)	(31,220)	(7,453)	(8,274)
Provision for contingencies	78,451	68,476	78,451	68,476
Provision for credits of questionable liquidation	112,197	8,393	112,197	8,393
Post-employment benefits	15,325	(5,387)	15,325	(5,387)
Legal deposits adjustment	(7,913)	(7,036)	(7,913)	(7,036)
Adjustment of rural debt bonds	(113)	(131)	(113)	(131)
Financial income	(341,579)	(285,068)	(393,594)	(323,104)
Financial charges	23,874	31,341	32,690	31,523
Dividends adjustment	47,412	102,460	47,412	102,460
Incentive to retirement	-	(53,355)	-	(53,355)
Others	-	-	6	-
	1,377,623	948,793	1,360,580	938,268
Financial charges paid to shareholders and related parties	(4,205)	(5,482)	(4,205)	(5,482)
Financial charges paid to financial institutions and other parties	(26,896)	(24,248)	(18,811)	(31,045)
Payment of post-employment benefits	(85,590)	(78,128)	(85,586)	(78,128)
Payment of taxes and social contributions	(154,600)	(257,942)	(151,593)	(258,594)
Legal deposits	(54,670)	2,649	(54,670)	1,178
Income participacion - payment	(102,446)	-	(102,284)	-
Assets and liabilities – variations
Customers	(102,691)	161,985	(102,557)	156,135
Stored materials	4,586	4,864	4,586	4,864
Taxes	(47,575)	(37,645)	(54,250)	(60,111)
Advances to employees	(14,649)	(75,600)	(14,499)	(75,618)
Legal linked deposits	(1,255)	(1,200)	7,335	18,618
Marketable securities	286,906	70,430	81,458	70,430
Services in course	(5,968)	(11,538)	(6,648)	(11,832)
Suppliers	(131,143)	(82,511)	(200,383)	(88,759)
Estimated obligations	23,010	12,323	22,987	12,743
Consumers charges to collect	14,941	(12,337)	14,929	(12,425)
Research & Development	21,450	13,621	21,613	13,798
Financial compensation for utilization of hydro resources	3,179	(3,808)	3,179	(3,808)
Provision for contingencies	17,618	9,899	17,670	9,899
Other operating assets and liabilities	(25,063)	(8,558)	11,041	(8,662)
	(385,061)	(323,226)	(610,688)	(346,799)
Total of operating activities	992,562	625,567	749,892	591,469
Investment Activities
Application in property, unit and equipment	(204,846)	(159,582)	(805,884)	(475,219)
Application in intangible	(1,506)	(1,736)	(2,245)	(1,804)
Financing assets of transmission	173,496	140,805	(57,965)	1,325
Permanent equity participation	(227,971)	(305,624)	-	-
Dividends received	17,248	17,790	4,618	1
Property, unit and equipment discharges	14,033	2,032	14,036	2,032
Intangible asset discharges	-	-	1	-
Other	-	-	(134)	4,507
	(229,546)	(306,315)	(847,573)	(469,158)
Financing Activities
Loans and financing obtained	3,423	130,780	756,202	392,859
Payments of loans and financing	(269,048)	(15,204)	(262,436)	(33,179)
Shareholders remuneration - payment	(620,958)	(635,566)	(620,958)	(635,566)
Debentures	-	-	3,925	-
Others	-	-	103,187	27,889
	(886,583)	(519,990)	(20,080)	(247,997)
Total of cash effects	(123,567)	(200,738)	(117,761)	(125,686)
Cash and cash equivalent – beginning of period	268,638	299,397	564,024	499,172
Cash and cash equivalent – end of period	145,071	98,659	446,263	373,486
Cash variation	(123,567)	(200,738)	(117,761)	(125,686)

Marketletter

Analysis of the results

Net Income

The company registered, in the second quarter of 2012, a net profit 17.3% higher than the one recorded in first quarter of 2012, from R$ 493.4 million, in first quarter of 2011, to R$ 578,8 million in the second quarter of 2012. The main variations in revenues and costs/expenses are shown below:

Operational Revenue

In Generation

The company presented, in the second quarter of 2012, a revenue for generation 2.0% lower than in the first quarter of 2012, from R$ 1,296.1 million in the first quarter of 2012, to R$ 1,269.6 million in the second quarter of 2012, mainly due to the following factors:

•      The electric power supplied directly to industries presented an increase of 1.5%, from R$ 201,6 million in the first quarter of 2012 to R$ 204.6 million in the second quarter of 2012, as a result of the entry of new contracts in relation to the end-of-term of existing contracts.

•      The supply of electricity to distributors and commercialization companies presented a reduction of 3.9%, from R$ 911,6 million in the first quarter of 2012, to R$ 876,5 million in the second quarter of 2012, driven by the end-of-term of contracts, and the adjustments provided in existing contracts in relation to new contracts in auctions made on Free Contracting Environment (ACL) and Regulated Contracting Environment (ACR);

•      Other operating income increased, the biggest impact being caused by positive variation in sales within the electric energy trading Chamber (CCEE), in the short-term market, from R$180.9 million in the first quarter of 2012 to R$ 189,4 million, in the second quarter of 2012

In transmission:

The company recorded, in the second quarter of 2012, revenue 14.9% less than that of the first quarter of 2012, from R$ 684,8 million in the first quarter of 2012, to R$ 583,0 million in the second quarter of 2012, mainly due to the following factors:

•      The construction revenue presented reduction of 25.1% from R$ 315.9 million in the first quarter of 2012 to R$ 236.6 million in the second quarter of 2012, related to the progress of the works of the transmission system;

•      Revenue from transmission - operation and maintenance, presented a reduction of 0.5% from R$ 157.5 million in the first quarter of 2012 to R$ 156,8 million in the second quarter of 2012, due to the reduction in operation and maintenance costs incurred, so that these expenses directly reflect the recognition of this revenue, despite of the readjustments of existing contracts;

•      Financial revenue presented a reduction of 6.4%, from R$ 203.3 million in the first quarter of 2012, to R$ 190.3 million in the second quarter of 2012, due to the reflection of the transmission financial asset update.

•      The other operating revenues showed no material change.

Deduction To The Operational Revenue

In Generation

Taxes, contributions and sectorial charges classified in this group, presented a reduction of 2.0% from R$ 181.5 million, in the first quarter of 2012, to R$ 177,7 million in the second quarter of 2012, due to the reduction in revenue from electricity supply;

In Transmission

Taxes, contributions and sectorial charges classified in this group, presented a reduction of 1.3% from R$ 78.4 million, in the first quarter of 2012, to R$ 77.4 million in the second quarter of 2012, due to reduction in revenue of this activity.

Electric Energy Service Cost

The key determinants of the evolution of costs during the period were:

In Generation

The reduction of 92.7% in fuels for energy production, from R$ 1.5 million in the first quarter of 2012, to R$ 0.1 million in the second quarter of 2012, related to lower thermal generation.

The increase of 2.1% in financial compensation for the use of water resource item, from R$ 67.3 million in the first quarter of 2012, to R$ 68.7 million in the second quarter of 2012, due to electrical power generation of the period.

The other items, in average, did not show any significant variations.

In Transmission

•      The 25.1% reduction in construction costs from R$ 315.9 million in the first quarter of 2012 to R$ 236.6 million in the second quarter of 2012, due to the progress of the works of the transmission system;

Marketletter

The other items, in average, did not show any significant variations.

Operational Revenue (Expenses)

In Generation

Operational expenses showed a reduction of 47.3%, corresponding to R$ 79.9 million, from R$ 169.0 million, in the first quarter of 2012, to R$ 89.1 million in the second quarter of 2012, due mainly to variation in spending with provisions for contingencies [-76.2% (R$ 12.3 million)], motivated by the lower entry of new suits in relation to lawsuits of the previous quarter; in provisions for doubtful credits [-82.6% (R$ 71.5 million)], from the registration of the provision for receivable accounts of Celpa, Energisa Sergipe and Ceal, in the previous quarter.

In Transmission

Operational expenses were reduced by 28.4%, corresponding to R$ 55.0 million, from R$ 193.7 million in the first quarter of 2012, to R$ 138.7 million in the second quarter of 2012, due mainly to variation in spending on third-party services [+2.8% (R$ 0.5 million)]; provisions for contingencies [-79.5% (R$ 38.6 million)], motivated by the lower entries of new lawsuits in relation to the previous quarter; provisions for doubtful credits [-89.8% (R$ 8.5 million)].

Financial Result

In Generation

The financial income showed an increase of 19.3%, from R$ 40.4 million in the first quarter of 2012, to R$ 48.3 million in the second quarter of 2012, due mainly to the increase in income from financial investments.

Financial expenses increased 139.2%, from R$ 19.6 million, in the first quarter of 2012, to R$ 46.8 million in the second quarter of 2012, due to increased dividend balance update for the year 2011.

In Transmission:

The financial income showed an increase of 43.1%, from R$ 12.1 million in the first quarter of 2012, to R$ 17.3 million in the second quarter of 2012, due to increase in income from financial investments and monetary variations and additions on arrears of electric energy.

Financial expenses were reduced by 23.3%, from R$ 23.9 million in the first quarter of 2012, to R$ 18.3 million in the second quarter of 2012, due to increased dividend balance update for the year 2011.

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q12	2Q12
Funil	30.00	14.73	10,381.16	5,846.13
Pedra	20.00	6.84	2,071.72	0.00
Araras	4.00	-	-	0.00
Curemas	3.52	1.90	2,773.44	2,786.40
Paulo Afonso Complex and Apolônio Sales (Moxotó)	4,281.60	2,225.00	4,785,796.00	4,514,150.80
Sobradinho	1,050.30	531.00	1,278,088.63	1,193,859.05
Luiz Gonzaga (Itaparica)	1,479.60	959.00	2,206,680.44	2,087,533.02
Boa Esperança (Castelo Branco)	237.30	143.00	334,229.14	328,079.54
Xingó	3,162.00	2,139.00	5,322,302.00	5,016,385.80
Camaçari	346.80	229.80	3,563.30	295.75

Unit	Location (State)	Beginning of Operation	End of concession	Non depreciated asset R$ million
Funil	BA	mar/62	jul/15	18.6
Pedra	BA	apr/78	jul/15	14.4
Araras	CE	feb/67	jul/15	0.6
Curemas	PB	jun/57	nov/24	2.2
Paulo Afonso Complex and Apolônio Sales (Moxotó)	BA	jan/55	oct/15	434.4
Sobradinho	BA	apr/79	feb/22	339.9
Luiz Gonzaga (Itaparica)	PE	feb/88	oct/15	4,595.90
Boa Esperança (Castelo Branco)	PI	jan/70	oct/15	135
Xingó	SE	apr/94	oct/15	4,383.90
Camaçari	BA	feb/79	aug/27	408.4

1.2 SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q12	2Q12
EAPSA - Enerigia Águas da Pedra S.A.	UHE Dardanelos	261	154.9	500,372.98	452,378.05

Unit	Participation %	Location (State)	Beginning of operation	End of operation	Non depreciated asset R$ million
Dardanelos	24.5	MT	aug/11	jul/42	790.22

Marketletter

2. Electric energy purchased for resale

2.1 Own assets

System	Unit	1Q12	2Q12
Eletrobras	MWh	-
	R$ million	-
Others	MWh	-
	R$ million	-
Total	MWh	-
	R$ million	-

2.2 SPE

System	Unit	1Q12	2Q12
Eletrobras	MWh
R$ million
Others	MWh
R$ million
Total	MWh
R$ million

3. Energy sold

3.1 Own assets

Buyer	Sale model	1Q12		2Q12
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	40.7	603,455	59.0	503,831
	B	-	-	-
Others	A	1,072.5	12,749,690	1,021.9	11,175,775
	B	-	-	-	-
Total	A	1,113.2	13,353,145	1,080.9	11,679,606
	B	-	-	-	-

A - Through auction

B -  Through free market agreements or bilateral contracts

3.2 SPE

Energética Águas da Pedra S.A.

Buyer	Sale model	1Q12		2Q12
		R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others	A	46.9	325,667	45.2	309,862
	B
Total	A	46.9	325,667	45.2	309,862
	B

Marketletter

4. CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12
Sale	R$ million	131.79	238.48
	MWh	2,763,174.46	1,475,241.03
	MWaverage	3,757.66	2,030.61
Purchase	R$ million	-	-
	MWh	-	-
	MWaverage	-	-
Net	R$ million	131.79	238.48
	MWh	2,763,174.46	1,475,241.03
	MWaverage	3,757.66	2,030.61

5. Fuel used to produce electricity

Type	Unit	1Q12		2Q12
		Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	-	-	-	-
Gas	m3	1,310,428	1.53	110,191	0.11
Total:		1,310,428	1.53	110,191	0.11

6. Losses in generation - %

1Q12	2Q12
3,11	2.92

7. Average price– R$/MWh

7.1 Own assets

1Q12	2Q12
83.64	92.54

7.2 SPE

Energética Águas da Pedra S.A.

1Q12	2Q12
143.80	146.26

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Angelim II-Recife II, C1	169.1	500	Aug-77	Jul-15	4.3	9.6
Angelim II-Recife II, C2	170.7	500	Mar-80	Jul-15	3.2	8.6
Jardim II-Camaçari II, C1	249.6	500	May-00	Jul-15	17.3	11.4
Gonzaga-Angelim II, C1	248.4	500	Feb-77	Jul-15	7.1	15.2
Gonzaga-Milagres, C1	230.8	500	Apr-87	Jul-15	4.3	11.4
Gonzaga-Olindina, C1	248.6	500	May-76	Jul-15	95.7	12.7
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct-79	Jul-15	15.8	14.8
Messias-Recife II, C1	176.0	500	Dec-98	Jul-15	80.8	9.9
Milagres-Quixada, C1	268.0	500	Jan-88	Jul-15	26.9	17.9
Olindina-Camacari II, C1	147.2	500	Oct-76	Jul-15	5.1	7.5
Olindina-Camacari II, C1	146.9	500	Sep-78	Jul-15	7.4	8.2
P.Afonso IV-Angelim II, C2	221.5	500	Jul-79	Jul-15	5.8	12.4
P.Afonso IV-Olindina, C2	212.8	500	Jun-78	Jul-15	10.6	1.9
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct-79	Jul-15	5.7	11.9
P.Afonso IV-Xingo, C1	53.8	500	Feb-93	Jul-15	30.2	2.7
Pres.Dutra-Teresina II, C1	207.9	500	May-00	Jul-15	68.4	11.5
Pres.Dutra-Teresina II, C2	207.7	500	Apr-03	Jul-15	63.2	25.6
Quixada-FortalezaII, C1	136.5	500	Aug-96	Jul-15	37.5	9.5
Sobral III-FortalezaII, C1	210.8	500	May-00	Jul-15	76.2	11.9
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec-80	Jul-15	15.6	16.0
Sobradinho-S.J.Piaui, C1	211.0	500	Oct-80	Jul-15	23.3	10.7
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun-88	Jul-15	6.1	11.7
Teresina Ii-Sobral III, C1	334.2	500	May-00	Jul-15	85.4	18.4
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May-79	Jul-15	0.0	0.0
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May-79	Jul-15	0.0	0.0
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May-79	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C1	0.6	500	Dec-79	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C2	0.6	500	May-80	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C3	0.6	500	Oct-80	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C4	0.6	500	Jul-81	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C5	0.6	500	Dec-81	Jul-15	0.0	0.0
Planta IV-P.Afonso IV, C6	0.6	500	May-83	Jul-15	0.0	0.0
Planta Xingo – Xingo, C1	0.9	500	Oct-95	Jul-15	0.1	0.0
Planta Xingo – Xingo, C2	0.9	500	Oct-95	Jul-15	0.1	0.0
Planta Xingo – Xingo, C3	0.9	500	Oct-95	Jul-15	0.1	0.0
Planta.Xingo.- Xingo, C4	0.9	500	Oct-95	Jul-15	0.1	0.0
Planta Xingo – Xingo, C5	0.8	500	Mar-94	Jul-15	0.1	0.0
Planta Xingo – Xingo, C6	0.8	500	Nov-94	Jul-15	0.1	0.0
Xingo-Jardim, C1	159.8	500	May-00	Jul-15	45.3	8.1
Xingo-Messias, C1	219.0	500	Feb-93	Jul-15	33.0	11.1
Sub-Total - 500 Kv	5,118.4				775.1	291.3
Angelim-Messias, C1	78.9	230	Apr-77	Jul-15	1.2	1.4
Angelim-Messias, C2	78.5	230	Oct-76	Jul-15	1.2	1.4
Angelim-Messias, C3	79.1	230	Aug-86	Jul-15	1.7	1.8
Angelim-Ribeirão, C1	115.7	230	Jan-53	Jul-15	2.0	2.6

Marketletter

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Angelim-Recife II, C2	171.7	230	Jan-67	Jul-15	1.2	3.1
Angelim-Recife Ii, C3	171.7	230	Jan-61	Jul-15	1.2	3.1
Angelim-Tacaimbó, C1	63.9	230	Mar-63	Jul-15	5.9	1.5
Angelim-Tacaimbó, C2	64.1	230	Mar-73	Jul-15	10.9	1.5
Angelim-Tacaimbó, C3	65.7	230	Jun-98	Jul-15	2.7	1.5
Boa Esperança-Teresina, C1	198.0	230	Mar-70	Jul-15	3.2	4.4
Boa Esperança-Teresina, C2	198.0	230	Dec-81	Jul-15	8.4	4.4
Bongi-Açonorte, C1	6.0	230	Aug-76	Jul-15	0.1	0.1
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec-90	Jul-15	37.4	4.4
Banabuiu-Fortaleza, C1	177.2	230	Oct-65	Jul-15	9.3	3.3
Banabuiu-Fortaleza, C2	176.0	230	Jul-78	Jul-15	2.2	3.5
Banabuiu-Fortaleza, C3	176.0	230	Aug-78	Jul-15	2.2	3.5
Banabuiu-Mossoro II, C1	177.2	230	Jul-03	Jul-15	27.6	5.0
Banabuiu-Russas II, C1	110.4	230	May-71	Jul-15	9.6	2.1
Bom Nombre-Milagres, C1	83.7	230	Sep-61	Jul-15	3.6	1.6
Bom Nombre-Milagres, C2	84.1	230	Dec-74	Jul-15	4.3	1.9
Bom Nombre-Milagres, C3	83.9	230	Sep-79	Jul-15	7.4	1.9
Cauipe-Sobral, C1	177.4	230	Nov-73	Jul-15	18.0	4.0
Cicero Dantas-Catu, C1	200.7	230	Mar-68	Jul-15	9.6	3.8
Cicero Dantas-Catu, C2	201.3	230	Apr-72	Jul-15	3.3	3.8
Campina Grande-Coteminas, C1	2.5	230	Nov-10	Jul-15	0.1	0.0
Campina Grande-Goianinha, C1	99.3	230	Feb-70	Jul-15	1.5	1.9
Campina Grande-Natal II, C3	188.1	230	Oct-99	Jul-15	4.0	4.7
Campina Grande-Natal II, C4	188.1	230	Oct-02	Jul-15	4.0	4.7
Campina Grande II-Paraiso, C1	118.1	230	May-79	Jul-15	13.6	2.1
Campina Grande II-Paraiso, C2	119.0	230	Apr-79	Jul-15	13.6	2.0
Camaçari-Caraíba Metais, C1	3.2	230	Feb-82	Jul-15	0.1	0.1
Camaçari-Cqr, C1	7.2	230	May-92	Jul-15	3.0	0.0
Camaçari-Cotegipe, C1	22.9	230	Jun-70	Jul-15	10.5	0.4
Camaçari-Cotegipe, C2	23.5	230	Oct-76	Jul-15	0.8	0.4
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep-82	Jul-15	2.1	1.5
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep-82	Jul-15	2.1	1.5
Camaçari-Jacaracanga, C1	19.2	230	Jul-77	Jul-15	2.8	0.3
Camaçari-Jacaracanga, C2	19.2	230	Mar-77	Jul-15	2.8	0.3
Camaçari-Matatu, C1	47.0	230	Aug-53	Jul-15	2.3	1.3
Camaçari-Pituaçu, C1	39.2	230	Oct-84	Jul-15	7.8	0.7
Camaçari-Pituaçu, C2	39.2	230	Jan-02	Jul-15	6.5	0.7
Cotegipe-Jacaracanga, C1	15.2	230	Dec-71	Jul-15	1.5	0.3
Cotegipe-Matatu, C1	30.0	230	May-77	Jul-15	2.6	1.5
Catu-Camaçari, C1	25.0	230	Jun-70	Jul-15	0.6	0.5
Catu-Camaçari, C2	25.0	230	Aug-53	Jul-15	0.5	0.6
Catu-Gov.Mangabeira, C1	77.2	230	Aug-67	Jul-15	3.3	1.4
Catu-Itabaianinha, C1	143.9	230	Aug-53	Jul-15	2.8	3.2
Depto.Manut. Lt-João A. Liberato	0.2	230	Dec-10	Jul-15	0.0	0.0
Funil-Itapebi, C1	198.1	230	Jul-90	Jul-15	14.3	3.6
Funil-Itapebi, C2	198.1	230	Jul-90	Jul-15	14.3	3.6
Fortaleza-Cauipe, C1	60.8	230	Nov-73	Jul-15	5.6	0.0
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun-89	Jul-15	4.4	0.9
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun-89	Jul-15	4.4	0.9

Marketletter

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Fortaleza-Fortaleza II, C1	0.3	230	Feb-00	Jul-15	0.0	0.0
Fortaleza-Fortaleza II, C2	0.3	230	Feb-00	Jul-15	0.4	0.0
Fortaleza-Fortaleza II, C3	0.3	230	May-10	Jul-15	0.4	0.0
Fortaleza II-Cauipe, C1	58.0	230	Nov-03	Jul-15	2.6	2.8
Fortaleza II-Cauipe, C2	58.0	230	Nov-03	Jul-15	2.6	2.8
Fortaleza II-Pici, C1	27.5	230	May-05	Jul-15	15.5	0.6
Fortaleza II-Pici, C2	27.5	230	Feb-09	Jul-15	15.5	0.6
Goianinha-Mussure, C1	50.6	230	Oct-77	Jul-15	5.2	0.9
Goianinha-Mussure, C2	50.6	230	Oct-77	Jul-15	5.2	0.9
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec-68	Jul-15	1.1	0.5
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb-84	Jul-15	0.4	0.4
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb-84	Jul-15	0.4	0.4
Icó-Icó U1, C1	1.5	230	Mar-97	Jul-15	0.1	0.0
Itapebi-Eunápolis, C1	47.0	230	Jul-90	Jul-15	3.4	0.9
Itapebi-Eunápolis, C2	47.0	230	Jul-90	Jul-15	3.4	0.9
Irece-B.Jesus da Lapa, C1	285.7	230	Sep-81	Jul-15	11.9	5.4
Itabaianinha-Itabaiana, C1	76.8	230	Aug-53	Jul-15	3.4	1.7
Itabaiana-Jardim, C1	44.0	230	Aug-79	Jul-15	0.5	0.8
Itabaiana-Jardim, C2	44.0	230	Aug-79	Jul-15	0.5	0.8
Jacaracanga-Alunordeste, C1	1.8	230	May-83	Jul-15	0.2	0.0
Jacaracanga-Dow, C1	7.9	230	Jul-77	Jul-15	0.1	0.1
Jacaracanga-Dow, C2	7.8	230	Mar-77	Jul-15	0.1	0.1
Jardim-Fafen, C1	12.5	230	Aug-81	Jul-15	0.5	0.2
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	May-11	Jul-15	0.0	0.0
Jaguarari-Jaguarari, C1	9.7	230	Jan-80	Jul-15	0.2	0.2
Jaguarari-Jaguarari, C2	9.7	230	Apr-81	Jul-15	0.2	0.2
Juazeiro II-Sr.do Bonfinal Ii, C1	148.6	230	Jan-80	Jul-15	3.2	2.7
Juazeiro II-Sr.do Bonfinal Ii, C2	148.6	230	Apr-81	Jul-15	3.2	2.7
Libra-Libra, C1	1.5	230	Dec-91	Jul-15	0.1	0.0
Milagres-Banabuiu, C1	225.9	230	Feb-65	Jul-15	7.2	4.2
Milagres-Banabuiu, C2	225.1	230	Dec-77	Jul-15	4.8	4.5
Milagres-Banabuiu, C3	225.1	230	Dec-77	Jul-15	4.8	4.5
Milagres-Coremas, C1	119.4	230	Nov-86	Jul-15	2.0	2.7
Milagres-Coremas, C2	119.8	230	Jun-10	Fev-35	35.6	4.9
Milagres-Tauá, C1	208.1	230	Jan-09	Fev-35	47.3	7.2
Mirueira-Pau Ferro, C1	23.1	230	Oct-99	Jul-15	5.1	0.0
Mirueira-Goianinha, C1	50.1	230	Dec-89	Jul-15	13.0	1.1
Messias-Maceió, C1	25.9	230	Nov-96	Jul-15	2.9	0.6
Messias-Maceió, C2	25.9	230	Nov-96	Jul-15	2.9	0.6
Messias-Rio Largo, C1	11.9	230	Aug-86	Jul-15	1.3	0.2
Messias-Rio Largo, C2	11.6	230	Oct-76	Jul-15	0.1	0.2
Messias-Rio Largo, C3	11.6	230	Jul-77	Jul-15	0.1	0.3
Mossoró-Açu, C1	71.3	230	Jul-87	Jul-15	9.6	1.8
Olindina-Olindina, C1	0.2	230	May-80	Jul-15	0.0	0.0
Olindina-Olindina, C2	0.2	230	May-80	Jul-15	0.0	0.0
Paulo Afonso-Angelim, C1	221.3	230	Jan-53	Jul-15	1.6	4.9
Paulo Afonso-Angelim, C2	220.2	230	Jan-67	Jul-15	3.7	4.0
Paulo Afonso-Angelim, C3	220.2	230	Jan-61	Jul-15	3.7	4.0
Paulo Afonso-Angelim, C4	221.0	230	Dec-73	Jul-15	3.0	11.2

Marketletter

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Paulo Afonso-Bom Nombre, C1	170.1	230	Oct-61	Jul-15	7.9	3.2
Paulo Afonso-Bom Nombre, C2	170.7	230	Dec-74	Jul-15	14.0	3.9
Paulo Afonso-Bom Nombre, C3	170.8	230	Nov-78	Jul-15	15.6	3.9
Paulo Afonso-C. Dantas, C1	134.2	230	Mar-68	Jul-15	4.5	2.5
Paulo Afonso-C. Dantas, C2	133.8	230	Jun-72	Jul-15	0.9	2.5
Paulo Afonso-Itabaiana, C2	162.5	230	Apr-87	Jul-15	5.3	2.9
Paulo Afonso-Itabaiana, C3	162.5	230	Sep-85	Jul-15	5.3	2.9
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct-79	Jul-15	0.0	0.0
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb-81	Jul-15	0.3	0.0
Pau Ferro-Coteminas, C1	123.9	230	Nov-10	Jul-15	13.8	3.2
Pau Ferro-Campina Grande, C2	125.9	230	Oct-99	Jul-15	13.8	0.0
Piripiri-Sobral, C1	167.4	230	Aug-73	Jul-15	0.8	3.7
Paraiso-Natal II, C1	96.2	230	May-79	Jul-15	10.0	1.8
Paraiso-Natal II, C2	97.2	230	Apr-79	Jul-15	10.0	2.0
Paraiso-Açu II, C2	132.8	230	Jan-11	Jun-37	42.2	0.0
Pituaçu-Narandiba, C1	3.6	230	Nov-83	Jul-15	2.9	0.0
Pituaçu-Narandiba, C2	3.6	230	Jun-83	Jul-15	2.9	0.1
Pituaçu-Pituaçu, C1	2.0	230	May-77	Jul-15	0.1	0.0
Recife II-Joairam, C1	7.4	230	Jan-53	Jul-15	2.6	0.2
Recife II-Joairam, C2	7.4	230	Jan-67	Jul-15	0.1	0.1
Recife II-Joairam, C3	7.4	230	Jan-61	Jul-15	0.1	0.1
Joairam-Bongi, C1	6.3	230	Feb-09	Jul-15	2.2	0.2
Joairam-Bongi, C2	6.4	230	Feb-09	Jul-15	1.1	0.1
Joairam-Bongi, C3	6.4	230	Feb-09	Jul-15	1.1	0.1
Recife II-Goianinha, C1	71.4	230	Feb-72	Jul-15	4.4	1.3
Recife II-Goianinha, C2	71.5	230	Feb-72	Jul-15	4.4	1.3
Recife II-Mirueira, C1	31.0	230	Jun-80	Jul-15	1.3	0.6
Recife II-Mirueira, C2	31.5	230	Jun-80	Jul-15	1.0	0.6
Recife II-Mirueira, C3	31.5	230	Jun-86	Jul-15	1.0	0.6
Recife II-Pau Ferro, C1	33.2	230	Sep-04	Jul-15	10.0	0.8
Recife II-Pau Ferro, C2	33.2	230	Sep-04	Jul-15	10.0	0.8
Recife II-Pirapama II, C1	27.6	230	Jun-80	Jul-15	2.0	0.8
Recife II-Pirapama II, C2	27.6	230	Jun-80	Jul-15	2.0	0.8
Ribeirão-Recife II, C1	56.6	230	Sep-94	Jul-15	0.2	1.3
Rio Largo-Penedo, C1	122.7	230	Jan-98	Jul-15	17.9	2.3
Rio Largo-Trikem, C1	23.2	230	Jun-76	Jul-15	4.3	0.3
Russas II-Mossoró II, C1	75.0	230	Apr-81	Jul-15	1.6	1.4
Sobral II-Sobral II, C1	13.8	230	May-09	Jul-15	4.1	1.3
Sobral III-Sobral II, C2	13.8	230	May-09	Jul-15	4.1	0.0
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun-01	Jul-15	0.0	0.0
S. Mendes-Picos, C1	99.6	230	Mar-86	Jul-15	6.0	0.0
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb-98	Jul-15	20.0	3.9
S.João Piaui-S. Mendes, C1	68.2	230	Jul-85	Jul-15	6.3	0.0
Sr.do Bonfinal-Irece, C1	214.0	230	Sep-81	Jul-15	16.4	4.0
Sapeaçu-Funil, C1	195.7	230	Dec-68	Jul-15	15.9	3.4
Sapeaçu- S.Ant.Jesus, C1	31.8	230	Feb-84	Jul-15	4.2	0.0
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb-84	Jul-15	4.2	0.5
S.Ant.Jesus-Funil, C1	163.1	230	Feb-84	Jul-15	4.3	0.0
S.Ant.Jesus-Funil, C2	162.6	230	Feb-84	Jul-15	4.3	2.9

Marketletter

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset - R$ million	RAP (R$ million)
Tacaimbo-C.Grande II, C1	124.7	230	Jun-85	Jul-15	2.2	2.3
Tacaimbo-C.Grande II, C2	124.7	230	Jun-85	Jul-15	2.2	2.3
Teresina I-Teresina II, C1	25.3	230	Sep-02	Jul-15	4.6	0.5
Teresina I-Teresina II, C2	25.3	230	Sep-02	Jul-15	4.6	0.5
Teresina-Piripiri, C1	154.7	230	Nov-71	Jul-15	1.6	3.5
Planta Apol.Sales- P.Afonso, C1	5.8	230	Oct-77	Jul-15	0.3	0.1
Planta Apol.Sales- P.Afonso, C2	5.7	230	Mar-77	Jul-15	0.0	0.1
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec-80	Jul-15	0.0	0.1
Sobradinho-Juazeiro II, C1	42.5	230	Jan-80	Jul-15	3.2	0.8
Sobradinho-Juazeiro II, C2	42.5	230	Apr-81	Jul-15	3.2	0.8
Planta II-Paulo Afonso, C1	0.6	230	Oct-61	Jul-15	0.0	0.0
Planta II-Paulo Afonso, C3	0.6	230	May-67	Jul-15	0.0	0.0
Planta II-Paulo Afonso, C4	0.7	230	May-67	Jul-15	0.0	0.0
Planta II-Paulo Afonso, C5	0.7	230	Dec-67	Jul-15	0.0	0.0
Planta III-Paulo Afonso, C1	0.6	230	Oct-71	Jul-15	0.0	0.0
Planta III-Paulo Afonso, C2	0.6	230	Apr-72	Jul-15	0.0	0.0
Planta III-Paulo Afonso, C3	0.6	230	Apr-74	Jul-15	0.0	0.0
Planta III-Paulo Afonso, C4	0.6	230	Aug-74	Jul-15	0.0	0.0
Planta I-Paulo Afonso, C1	0.6	230	Jan-55	Jul-15	0.0	0.0
Planta I-Paulo Afonso, C2	0.6	230	Jan-55	Jul-15	0.0	0.0
Sub-Total - 230 Kv	12,805.6				864.6	261.9
C.Grande II-S.Cruz II, C1	117.3	138	Apr-63	Jul-15	12.0	1.1
C.Grande II-Santa Cruz II, C2	117.3	138	Jan-68	Jul-15	12.0	1.1
C. Novos-Santana do Matos, C1	38.8	138	Dec-67	Jul-15	1.6	0.5
Santana do Matos-Açu, C1	49.6	138	Dec-67	Jul-15	2.9	0.7
Santa Cruz II-C.Novos II, C1	55.0	138	Oct-65	Jul-15	3.3	0.6
Planta II-Zebu, C1	6.0	138	Dec-64	Jul-15	0.0	0.1
Sub-Total - 138 Kv	384.0				31.8	4.1
Abaixadora-Mulungu, C1	6.5	69	May-75	Jul-15	0.0	0.1
Abaixadora-Moxoto, C1	5.3	69	Feb-70	Jul-15	0.0	0.1
Abaixadora-Zebu, C1	5.4	69	Oct-72	Jul-15	0.0	0.0
Bela Vista-Alto Branco, C1	6.2	69	Nov-10	Jul-15	2.1	0.2
C.Grande I-Alto Branco, C2	3.1	69	Nov-10	Jul-15	0.0	0.0
C.Grande II-Bela Vista, C1	7.2	69	Oct-89	Jul-15	1.2	0.1
C.Grande II-C.Grande I, C1	9.4	69	May-64	Jul-15	1.4	0.1
Camacari-Camacari, C2	1.4	69	Jun-60	Jul-15	0.0	0.0
Cotegipe-Catu, C1	48.7	69	Jun-60	Jul-15	0.4	0.4
Cotegipe-Catu, C2	48.7	69	Jun-60	Jul-15	0.4	0.4
Jaboatao-Recife II, C1	3.1	69	Jan-65	Jul-15	0.0	0.0
M.Reduzido-M.Reduzido, C1	0.5	69	Apr-73	Jul-15	0.0	0.0
Matatu-Pituacu, C1	7.5	69	Jun-60	Jul-15	0.2	0.1
Matatu-Pituacu, C2	7.4	69	Jun-60	Jul-15	0.2	0.1
Pirapama II-Recife II, C1	21.0	69	Jan-65	Jul-15	0.1	0.8
Pituacu-Cotegipe, C1	22.1	69	Jun-60	Jul-15	0.2	0.2
Pituacu-Cotegipe, C2	21.9	69	Jun-60	Jul-15	0.2	0.2
Planta de Pedra-Jequié, C1	20.5	69	Nov-78	Jul-15	0.2	0.2
Vila Zebu-Itaparica, C1	27.0	69	Jul-77	Jul-15	0.1	0.2
Zebu-Moxoto, C1	7.2	69	Apr-83	Jul-15	8.8	0.1
Zebu-Xingo, C1	56.5	69	Aug-81	Jul-15	0.2	0.5
Sub-total 69 kV	336.6				15.7	3.8
Total	18,644.6				1,687.2	561.1

Marketletter

8.2 SPEs

SPE	From - To	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset R$ million	RAP (R$ million)
Sistema de transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	546.0	500 kV	01/2006	02/2034	462.0	128.4
Integração Transmissora de Energia S.A.	Colinas/TO to Serra da Mesa II/GO	695.0	500 kV	05/2008	03/2036	516.9	96.6

9. Transmission lines RAP– R$ million

9.1 Own assets

1Q12	2Q12
143.15	143.15

9.2 SPE

STN – Sistema de Transmissão do Nordeste S.A.

1Q12	2Q12
32.6	32.6

Integração Transmissora de Energia S.A.

1Q12	2Q12
25.3	25.5

10. Losses in transmission - %

1Q12	2Q12
3.8	3.5

Marketletter

11. Main investments of parent company– R$ million

Project	1Q12	2Q12	2012 budget
Generation	40.57	98.69	643.48
Generation system maintenance	15.17	29.13	183.51
Combined cycle of UTE Camaçari	0.01	0.01	0.10
Wind Power Casa Nova	3.75	46.74	314.95
Deployment of Wind Park	-	-	1.00
Itaparica resettlement area irrigation	21.64	22.81	143.92
Transmission	167.45	156.37	1,098.63
System extension	62.92	83.81	519.24
Reimforcement and improvements	39.43	40.83	412.70
System maintenance	53.98	25.87	149.03
Suape II / Suape III venture	11.12	5.86	17.66
Others	9.63	20.98	123.76
Total	217.65	276.04	1,865.87

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total Investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
Parque Eólico Casa Nova	BA	692.5	180 MW	61.4	Jul-2013	Apr-2012	jan/2046

12.1.2 SPE

SPE	Unit	Participation %	Location (State)	Total Investment R$ million	Installed capacity MW	Guaranteed energy MW averages	Beginning of Operation	Beginning of Construction	End of concession
ESBR Participações S.A.	HEP Jirau	20.0%	RO	15,542.0	3,750.0	2,184.6	Jan-13	Dec-09	Ago-43
Norte Energia S.A.	HEP Belo Monte	15.0%	PA	29,375.0	11,233.1	4,571.0	Feb-15	Jun-11	Ago-45
São Pedro do Lago S.A.	EOL São Pedro do Lago	49.0%	BA	104.7	30.0	13.5	Jan-13	Oct-11	Ago-45
Pedra Branca S.A.	EOL Pedra Branca	49.0%	BA	102.6	30.0	12.2	Jan-13	Oct-11	Ago-45
Sete Gameleiras S.A.	EOL Sete Gameleiras	49.0%	BA	112.3	30.0	12.6	Jan-13	Nov-11	Ago-45
Caiçara I S.A.	EOL Caiçara I	49.0%	CE	110.5	30.0	12.1	Jan-16	Feb-15	2047
Caiçara II S.A.	EOL Caiçara II	49.0%	CE	75.3	21.0	11.4	Jan-16	Feb-15	2047
Junco I S.A.	EOL Junco I	49.0%	CE	111.1	30.0	13.5	Jan-16	Feb-15	2047
Junco II S.A.	EOL Junco II	49.0%	CE	109.1	30.0	9.3	Jan-16	Feb-15	2047

Marketletter

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - To	Total Investment (R$ Million)	Extension of TL(km)	Tension	RAP (R$ million)	Beginning of Operation	End of Concession
LT 230 kV Eunápolis/Teixeira Freitas II C1	65.29	144	230 kV	2.98	Jul-13	Oct-38
LT 230 kV Funil/Itapebi C3	43.74	198	230 kV	3.75	Oct-12	Apr-37
LT 230 kV Jardim/Penedo C1	27.48	110	230 kV	2.82	Aug-12	Mar-38
LT 230 kV Picos/Tauá II C1	77.98	183	230 kV	6.65	Sep-12	Jun-37
LT 230 kV Eunápolis/Teixeira Freitas II C2	41.98	144	230 kV	4.87	Sep-13	Aug-39
LT 230 kV Pau Ferro – Santa Rita II	141.78	116	230 kV	15.90	Aug-12	Aug-39
LT 230 kV Paulo Afonso III – Zebu.					Jul-12
LT 230 kV Rio Largo II/Penedo	18.60	44	230 kV	8.54	Nov-12	Oct-40
LT 230 kV Paraiso/Açu II, C3	162.20	123	230 kV	10.33	Feb-13	Nov-40
LT 230 kV Açu/Mossoró II, C2		69
LT 230 kV João Câmara/Extremoz II		82
LT 230 kV Igaporã/B. Jesus da Lapa II	67.60	115	230 kV	4.19	Jan-13	Nov-40
LT 230 kV Sobral III/Acaraú II	52.57	97	230 kV	4.72	Mar-13	Nov-40
LT 230 kV Morro do Chapéu/Irece	44.57	65	230 kV	4.05	Aug-13	Oct-41
LT 230 kV Paraiso/Lagoa Nova	80.89	65	230 kV	7.79	Aug-13	Oct-41
LT 230 kV Teresina II/Teresina III	42.97	26	230 kV	7.00	Aug-13	Dec-41
LT 500 kV Recife II/Suape II, C2	59.48	44	500 kV	5.61	Oct-13	Dec/41
LT 500 kV Camaçari IV/Sapeaçu	81.02	105	500 kV	8.46	Dec-13	Dec-41
LT 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230 kV
LT 230 kV Jardim/ N Sra do Socorro	13.60	1	230 kV	17.11	May-14	May-42
LT 230 kV Messias/ Maceió		20	230 kV
LT 230 kV Camaçari/Pirajá	47.07	45	230 kV	10.69	Nov-13	Nov-42
LT 230 kV Pituaçú/Pirajá		5	230 kV
LT 230 kV Mossoró II/ Mossoró IV	81.74	40	230 kV	12.72	Feb-14	Jun-42
LT 230 kV Ceará Mirim II/Touros		56	230 kV
LT 230 kV Russas/ Banabuiu		110	230 kV
LT 230 kV Igaporã II – Igaporã III C1 e C2	77.50	4	230 kV	19.13	Feb/14	Jun-42
LT 230 kV Igaporã III – Pindaí II		46	230 kV

Marketletter

12.2.1.2 Substations

Substation	Total Investment R$ million	Transformation capacity	Location	RAP (R$ million)	Beginning of Operation	End of concession
SE 500/230 kV SUAPE II	155.03	600 MVA	PE	8.54	Sep-12	Jan-39
SE 230/69 kV SUAPE III		200 MVA	PE		Sep-12
SE 230/69 kV Santa Rita II		300 MVA	PB	*	Jul-12	Aug-39
SE 230/69 kV Zebu		200 MVA	AL		Jul-12
SE 230/69 kV Natal III		300 MVA	RN		Aug-12
SE 500/230 kV Camaçari IV	69.82	2400 MVA	BA	6.98	Oct-12	Jul-40
SE 230/69 kV Arapiraca III	48.11	100 MVA	AL	5.32	Feb-13	Oct-40
SE 230/69 kV Polo	15.34	100 MVA	BA	0.97	Nov-12	Oct-40
SE 230/69 kV João Câmara		360 MVA	RN	*	Feb-13	Nov-40
SE 230/69 kV Extremoz II					Dec-12
SE 230/69 kV Igaporã		300 MVA	BA	*	Mar-13	Nov-40
SE 230/69 kV Acaraú II		200 MVA	CE	*	Apr-13	Nov-40
SE 230 kV Morro do Chapéu		150 MVA	BA	*	Aug-13	Oct-41
SE 230 kV Lagoa Nova		500 MVA	RN	*	Aug-13	Oct-41
SE 230 kV Ibiapina			CE
SE 230/69 kV Teresina III		400 MVA	PI	*	Aug-13	Dec-41
SE 230/69 kV N.S. Socorro	94.43	300 MVA	SE	*	May/14	May/42
SE 230/69 kV Maceió II		400 MVA	AL
SE 230/138 kV Poções		200 MVA	BA
SE 230/69 kV Pirajá	30.57	360 MVA	BA	*	Nov/13	Nov/42
SE 230/69 kV Mirueira II	68.77	300 MVA	PE	8.31	May/13	May/42
SE 230/69 kV Jaboatão II		300 MVA
SE 230 kV Touros	46.18	150 MVA	RN	*	Feb/14	Dec/42
SE 230 kV Mossoró		100 MVA
SE 500/230 kV Igaporã III	99.44	1800 MVA	BA	*	Feb/14	Jun/42
SE 230 kV Pindaí II

* RAP associated wit TL

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total Investment R$ million	Extension of lines KM	Tension	RAP	Beginning of Operation	End of concession
Manaus Transmissora de Energia S.A.	TL Oriximiná/Silves CD, 500 kV. TL Silves/ Lechuga CD, 500 kV.	19.5	1,794.0	335	500 kV	101.6	Nov-12	Oct-38
				224	500 kV
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/Araraquara II, CS 600 kV.	24.5	3,296	2,375	600 kV	176.2	Nov-12	Feb-39
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/São Luiz III, 230 kV.	49.0	239.2	156	230 kV	20.5	Jul-12	Jul-40
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II, 500 kV.	49.0	365.9	64	500 kV	31.9	Aug-13	Oct-41
	TL Ceará Mirim/ Campina III, 500 kV.			201	500 kV
	TL Ceará Mirim/ Extremoz II, 230 kV.			26	230 kV
	TL Campina Grande III/Campina Grande II, 230 kV.			8.5	230 kV
	Seccionamento Campina Grande II/Extremoz II C1/C2.
				12.5	230 kV
Interligação Elétrica Garanhuns S.A.	TL Luiz Gonzaga/ Garanhuns, 500 kV	49.0	650.0	224	500 kV	68.9	Jun-14	Dec-41
	TL Garanhuns/ Campina Grande III, 500 kV			190	500 kV
	TL Garanhuns/Pau Ferro, 500 kV			239	500 kV
	TL Garanhuns/Angelim I, 230 kV.			13	230 kV

12.2.2.2 Substations

Manaus Transmissora de Energia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation
SE – Silves, 500/138 kV. SE – Lechuga, 500/230 kV.	469.1	500/138 kV 500/230 kV	AM	Nov-12	Oct-38

*SPE associated with the transmission line

Marketletter

TDG – Transmissora Delmiro Gouveia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – Pecém II, 500/230 kV SE – Aquiraz, 230/69 kV.	140.6 41.4	3,600 MVA 450 MVA	CE	*	Oct-12	Jul-40

*Substation associated with the transmission line

Extremoz Transmissora do Nordeste - ETN S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – João Câmara II, 500 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim, 500/230 kV.	*	500 kV 500/230 kV 500/230 kV	RN PB RN	*	Aug-13	Oct-41

*Substation associated with the transmission line

Interligação Elétrica Garanhuns S.A.

SE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
SE – Garanhuns, 500/230 kV. SE – Pau Ferro, 500/230 kV.	*	500/230 kV 500/230 kV	PE	*	Jun-14	Dec-41

*Substation associated with the transmission line

Interligação Elétrica do Madeira S.A.

SE	Total Investment R$ million	Transformation capacity	Location	RAP	Beginning of Operation	End of Concession
Retifier Station from CA/CC 500 kV to +/- 600 kV, Inversor Station from CC/CA +/- 600 kV to 500 kV.	1,214.7	3,150 MW 2,950 MW	RO SP	151.8	Apr-12	Feb-39

Marketletter

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
Eletrobras	122.7	123.4	Sep-18	5% p.y.
Eletrobras	0.5	0.5	May-15	5% p.y.
Eletrobras	0.3	0.3	May-16	5% p.y.
Eletrobras	6.3	6.1	Feb-17	5% p.y.
Eletrobras	7.9	7.9	Apr-16	5% p.y.
Eletrobras	0.5	0.5	Dec-18	IPCA
Financing Institution
Banco do Brasil	16.3	-	Apr-12	105.7% of CDI
Banco do Brasil	16.2	-	May-12	105.7% of CDI
Banco do Brasil	16.1	-	Jun-12	105.7% of CDI
Banco do Brasil	11.8	12.1	Jul-12	105.7% of CDI
Banco do Nordeste – Maq/Equip/Benf	356.5	351.5	Jun-20	7.5% p.y.
Banco do Nordeste – Finame (PSI-BK)	17.9	17.4	Jun-20	4.5% p.y.
Total	573.0	519.7

Foreign currency - FC – NA

14. Contracts – R$ million

14.1 Loans and financing

14.1.1 Parent company

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	14.0	3.2	3.1	3.1	3.0	0.9
Transmission	40.5	67.2	64.9	64.9	64.8	190.1
Trading of energy	-	-	-	-	-	-
By creditor
Eletrobras	14.0	22.8	22.5	22.5	22.3	34.6
Others	40.5	47.6	45.5	45.5	45.5	156.4

14.1.2 SPE

Loans and financing	2012	2013	2014	2015	2016	After 2016	Total (LC + FC)
By activity
Generation	510.6	76.9	76.9	76.9	76.9	1,290.00	2,108.20
Transmission	413.6	21.2	20.5	20.9	25.2	187.2	688.6
Trading of energy	-	-	-	-	-	-
By creditor
Banco do Nordeste do Brasil	4	8.1	8.6	9	9.5	69.1	108.3
Banco do Brasil	0.1	0.3	0.3	0.3	0.3	1	2.3
BNDES	188.1	7.9	7.9	7.9	7.9	40.2	259.9
Banco Itaú BBA	44.8	-	-	-	-	-	44.8
BASA	-	-	-	-	3.8	62.8	66.6
Others	687.2	81.8	80.6	80.6	80.6	1,304.10	2,314.90

Marketletter

14.2 Energy purchase – N/A

14.3 Energy sale – N/A

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

                15.1 – By tenure

Generation

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	154	142
6 to 10	169	179
11 to15	54	54
16 to 20	1	0
21 to 25	196	191
Over 25	342	342
Total	916	908

Transmision

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	313	294
6 to 10	391	409
11 to15	96	96
16 to 20	1	1
21 to 25	257	240
Over 25	967	983
Total	2,025	2,023

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	443	401
6 to 10	342	384
11 to15	24	24
16 to 20	-	1
21 to 25	723	702
Over 25	1,146	1,157
Total	2,678	2,669

                15.2 – By region

State	Number of employees
	1Q12	2Q12
Bahia	2,059	2,054
Pernambuco	2,819	2,807
Ceará	382	379
Piauí	359	360

Marketletter

15.3 – By departments

Department	Number of employees
	1Q12	2Q12
Campo	3,481	3,482
Administrativo	2,138	2,118

16. Complementary work force – N/A

17. Turn-over

1Q12	2Q12
0.19	0.15

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	06/30/12	12/31/11	06/30/12	12/31/11
Current Assets
Cash and banks	168,726	197,898	623,853	626,891
Marketable securities	799,400	763,401	920,789	892,479
Accounts receivable	1,174,323	1,047,551	768,967	702,912
Concession financial assets	571,532	554,294	633,843	620,291
Loans and financing	9,215	8,841	-	-
Taxes and social contribution	83,705	82,525	95,448	90,303
Compensation rights	268,000	326,690	268,532	332,501
Stored materials	59,908	51,423	62,913	54,369
Derivative financial instruments	155,377	191,919	155,377	191,919
Other credits	90,186	76,722	106,634	85,592
	3,380,372	3,301,264	3,636,356	3,597,257
Non-Current Assets
Long-term Assets
Loans and financing	4,119	8,768	-	-
Accounts receivable	872,997	783,228	875,686	779,759
Marketable securities	884	950	884	950
Taxes and social contribution	76,750	110,339	165,814	169,039
Linked collateral and deposits	466,219	446,906	484,736	452,615
Concession financial assets	4,128,333	4,205,689	7,142,338	6,779,019
Derivative financial instruments	142,649	185,031	142,649	185,031
Advances for future capital increase	24,990	246,162	-	-
Other assets	75,058	75,035	82,708	97,872
	5,791,999	6,062,108	8,894,815	8,464,285
Investments	2,047,482	1,644,551	202,948	202,454
Property, plant and equipment	9,077,281	9,247,833	9,911,939	9,748,562
Intangible	17,388	20,158	55,391	56,019
	16,934,150	16,974,650	19,065,093	18,471,320
Total Assets	20,314,522	20,275,914	22,701,449	22,068,577

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	06/30/12	12/31/11	06/30/12	12/31/11
Current Liabilities
Loans and financing	432,570	387,803	1,368,060	1,121,046
Suppliers	554,811	672,506	785,904	939,750
Taxes and social contributions	64,367	77,478	80,495	87,260
Shareholders remuneration	627	18,293	627	18,293
Estimated obligations	124,781	126,734	135,329	135,695
Provisions of uncovered subsidiaries liabilities	310,893	259,587	-	-
Sector charges	86,824	89,683	91,419	95,350
Derivative financial instruments	196,882	261,489	199,276	269,718
Retirement benefit	16,565	19,169	16,565	19,169
Research and development	121,409	120,804	126,440	124,212
Income participation	-	16,733	-	16,733
Costumers advance	45,583	44,098	45,583	44,098
Use of hydro resources	34,925	24,262	34,925	24,262
Social-environmental compensation	16,901	19,536	16,901	19,536
Other liabilities	153,867	159,947	159,009	168,348
	2,161,005	2,298,122	3,060,533	3,083,470
Non-Current Liabilities
Loans and financing	4,190,533	4,283,935	5,419,430	5,166,313
Provisions for contingencies	1,055,948	915,284	1,072,543	927,858
Benefits for employees leaving the company	58,535	58,535	60,231	60,234
Concession to pay	-	-	30,010	28,974
Advance for future capital increase	598,976	1,127,731	598,976	1,127,731
Derivative financial instruments	142,649	185,031	142,649	185,031
Retirement benefit	131,200	138,015	131,200	138,015
Research and development	17,845	17,052	21,232	20,239
Costumers advance	854,602	879,452	854,602	879,452
Taxes and social contribution	12,316	13,609	91,405	62,923
Social-environmental compensation	90,005	97,678	90,005	97,678
Other liabilities	1,581	1,485	129,306	30,674
	7,154,190	7,717,807	8,641,589	8,725,122
	9,315,195	10,015,929	11,702,122	11,808,592
Stockholders’ Equity
Social Capital	8,853,284	8,200,406	8,853,284	8,200,406
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460
Income reserve	25,708	25,708	25,708	25,708
Additional dividend proposal	-	50,200	-	50,200
Accrued income	136,664	-	136,664	-
Equity Adjustment	(27,789)	(27,789)	(27,789)	(27,789)
	10,999,327	10,259,985	10,999,327	10,259,985
TOTAL	20,314,522	20,275,914	22,701,449	22,068,577

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	06/30/12
	Generation	Transmission	Trading of energy	Other	Total
Operating Revenues
Electric energy supply	677,155	-	-	-	677,155
Electric energy gross supply	954,819	-	75,009	-	1,029,828
Electric energy sold in the CCEE	350,668	-	-	-	350,668
Transmission – maintenance and operation revenues	-	238,568	-	-	238,568
Transmission – construction revenues	-	70,350	-	-	70,350
Transmission – financing asset revenues	-	165,266	-	-	165,266
Other operating revenues	193,538	20,263	58	32,282	246,141
	2,176,180	494,447	75,067	32,282	2,777,976
Deduction from Operating revenues
ICMS	(11,956)	-	(5,530)	-	(17,486)
Pasep	(27,453)	(5,424)	(1,100)	(225)	(34,202)
Cofins	(126,471)	(25,004)	(5,067)	(1,037)	(157,579)
ISS	(24)	(693)	(1)	(118)	(836)
RGR	(52,727)	(14,243)	(1,856)	-	(68,826)
CDE	(19,839)	-	-	-	(19,839)
CCC	(123,930)	-	-	-	(123,930)
Research and development	(17,481)	(5,023)	(609)	-	(23,113)
Proinfa	(48,127)	-	-	-	(48,127)
Other	-	-	-	(432)	(432)
	(428,008)	(50,387)	(14,163)	(1,812)	(494,370)
Net operating revenue	1,748,172	444,060	60,904	30,470	2,283,606
Operational cost
Cost of electric energy service
Electric energy purchased for resale	-	-	(30,812)	-	(30,812)
Charges on the use of electric grid	(310,469)	-	-	-	(310,469)
	(310,469)	-	(30,812)	-	(341,281)
Operation cost
Personnel, Material and Third party services	(142,021)	(195,725)	(7,802)	-	(345,548)
Financial compensation for the use of hydro resources	(133,577)	-	-	-	(133,577)
Depreciation and amortization	(208,542)	1,348	(2,260)	-	(209,454)
Others	(27,419)	(6,310)	(124)	20	(33,833)
	(511,559)	(200,687)	(10,186)	20	(722,412)
Third party service cost	(2,163)	(5,552)	(74)	-	(7,789)
Construction cost	-	(70,350)	-	-	(70,350)
	(824,191)	(276,589)	(41,072)	20	(1,141,832)
Gross income	923,981	167,471	19,832	30,490	1,141,774
Operational expense	(595,335)	(107,181)	(13,027)	(49)	(715,592)
Electric energy service result	328,646	60,290	6,805	30,441	426,182
Result on the Equity Method	-	-	-	(26,443)	(26,443)
Financing result	(84,159)	(78,429)	25,384	9,224	(127,980)
Income before taxes	244,487	(18,139)	32,189	13,222	271,759
Income tax and social contribution	(111,361)	(1,212)	(14,662)	(377)	(127,612)
Income tax and social contribution - deferred	(9,542)	2,059	-	-	(7,483)
	(120,903)	847	(14,662)	(377)	(135,095)
Net income (Loss) for the period	123,584	(17,292)	17,527	12,845	136,664

Installment attributable to the controlling shareholders	122,899	(17,196)	17,430	12,774	135,907
Installment attributable to the non controlling shareholders	685	(96)	97	71	757
Income (Loss) basic and diluted per share - R$	0.86	(0.12)	0.12	0.09	0.95

Marketletter

	Parent Company
	06/30/11
	Generation	Transmission	Trading of energy	Other	Total
Operating Revenues
Electric energy supply	702,143	-	-	-	702,143
Electric energy gross supply	884,954	-	72,317	-	957,271
Electric energy sold in the CCEE	120,432	-	-	-	120,432
Transmission – maintenance and operation revenues	-	215,046	-	-	215,046
Transmission – construction revenues	-	90,116	-	-	90,116
Transmission – financing asset revenues	-	161,475	-	-	161,475
Other operating revenues	224,516	17,406	134	17,720	259,776
	1,932,045	484,043	72,451	17,720	2,506,259
Deduction from Operating revenues
ICMS	(10,857)	-	(15,219)	-	(26,076)
Pasep	(25,450)	(4,879)	(1,171)	(115)	(31,615)
Cofins	(117,236)	(22,496)	(5,393)	(531)	(145,656)
ISS	(65)	(731)	(2)	(51)	(849)
RGR	(43,799)	(12,503)	(1,473)	-	(57,775)
CDE	(21,050)	-	-	-	(21,050)
CCC	(155,359)	-	-	-	(155,359)
Research and development	(14,991)	(4,556)	(487)	-	(20,034)
Proinfa	(43,470)	-	-	-	(43,470)
Other	-	-	-	(241)	(241)
	(432,277)	(45,165)	(23,745)	(938)	(502,125)
Net operating revenue	1,499,768	438,878	48,706	16,782	2,004,134
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(10,812)	-	(27,592)	-	(38,404)
Charges on the use of electric grid	(260,007)	-	-	-	(260,007)
	(270,819)	-	(27,592)	-	(298,411)
Operation cost
Personnel, Material and Third party services	(148,150)	(183,548)	(8,235)	-	(339,933)
Financial compensation for the use of hydro resources	(125,841)	-	-	-	(125,841)
Depreciation and amortization	(206,330)	1,161	(2,225)	-	(207,394)
Others	(12,467)	(7,471)	(259)	-	(20,197)
	(492,788)	(189,858)	(10,719)	-	(693,365)
Third party service cost	(1,518)	(6,623)	(50)	-	(8,191)
Construction cost	-	(90,116)	-	-	(90,116)
	(765,125)	(286,597)	(38,361)	-	(1,090,083)
Gross income	734,643	152,281	10,345	16,782	914,051
Operational expense	(386,598)	(109,415)	(11,385)	(57)	(507,455)
Electric energy service result	348,045	42,866	(1,040)	16,725	406,596
Result on the Equity Method	-	-	-	(29,147)	(29,147)
Financing result	(172,977)	(497)	23,701	27,427	(122,346)
Income before taxes	175,068	42,369	22,661	15,005	255,103
Income tax and social contribution	(77,053)	(18,906)	(9,966)	(6,599)	(112,524)
Income tax and social contribution - deferred	14,296	596	-	-	14,892
	(62,757)	(18,310)	(9,966)	(6,599)	(97,632)
Net income (Loss) for the period	112,311	24,059	12,695	8,406	157,471

Installment attributable to the controlling shareholders	111,648	23,917	12,620	8,356	156,542
Installment attributable to the non controlling shareholders	663	142	75	50	929
Income (Loss) basic and diluted per share - R$	0.83	0.18	0.09	0.06	1.16

Marketletter

	Consolidated
	06/30/12
	Generation	Transmission	Trading of energy	Distribution	Other	Total

Operating Revenues
Electric energy supply	677,155	-	-	83,594	-	760,749
Electric energy gross supply	916,407	-	75,009	6,491	-	997,907
Electric energy sold in the CCEE	350,667	-	-	-	-	350,667
Transmission – maintenance and operation revenues	-	250,528	-	-	-	250,528
Transmission – construction revenues	-	402,090	-	7,256	-	409,346
Transmission – financing asset revenues	-	244,997	-	-	-	244,997
Other operating revenues	193,538	26,572	58	6,713	32,282	259,163
	2,137,767	924,187	75,067	104,054	32,282	3,273,357
Deduction from Operating revenues
ICMS	(11,957)	-	(5,530)	(12,911)	-	(30,398)
Pasep	(27,453)	(5,791)	(1,100)	(1,496)	(225)	(36,065)
Cofins	(126,471)	(26,700)	(5,067)	(6,889)	(1,037)	(166,164)
ISS	(24)	(693)	(1)	(17)	(118)	(853)
RGR	(52,727)	(15,089)	(1,856)	(1,518)	-	(71,190)
CDE	(19,839)	-	-	-	-	(19,839)
CCC	(123,930)	-	-	(2,523)	-	(126,453)
PEE				(310)		(310)
Research and development	(17,481)	(5,327)	(609)	(310)	-	(23,727)
Proinfa	(48,127)	-	-	-	-	(48,127)
Others	-	(30)	-	(235)	(432)	(697)
	(428,009)	(53,630)	(14,163)	(26,209)	(1,812)	(523,823)
Net operating revenue	1,709,758	870,557	60,904	77,845	30,470	2,749,534
Operational cost
Cost of electric energy service
Electric energy purchased for resale	-	-	(30,812)	-	-	(30,812)
Charges on the use of electric grid	(310,469)	(532)	-	-	-	(311,001)
	(310,469)	(532)	(30,812)		-	(341,813)
Operation cost
Personnel, Material and Third party services	(142,021)	(200,941)	(7,802)	(19,585)	-	(370,349)
Financial compensation for the use of hydro resources	(133,577)	-	-	-	-	(133,577)
Depreciation and amortization	(208,542)	1,344	(2,260)	(2,626)	-	(212,084)
Others	(27,419)	(6,608)	(124)	7,036	20	(27,095)
	(511,559)	(206,205)	(10,186)	(15,175)	20	(743,105)
Third party service cost	(2,163)	(7,033)	(74)	-	-	(9,270)
Construction cost	-	(402,090)	-	(7,256)	-	(409,346)
	(824,191)	(615,860)	(41,072)	(22,431)	20	(1,503,534)
Gross income	885,567	254,697	19,832	55,414	30,490	1,246,000
Operational expense	(601,378)	(111,035)	(13,027)	(40,255)	(49)	(765,744)
Electric energy service result	284,189	143,662	6,805	15,159	30,441	480,256
Result on the Equity Method	-	-	-	-	(7,806)	(7,806)
Financing result	(84,245)	(136,258)	25,384	(10,184)	9,224	(196,079)
Income before taxes	199,944	7,404	32,189	4,975	31,859	276,371
Income tax and social contribution	(111,421)	(4,215)	(14,662)	-	(377)	(130,675)
Income tax and social contribution - deferred	(7,761)	(1,271)	-	-	-	(9,032)
	(119,182)	(5,486)	(14,662)	-	(377)	(139,707)
Net income (Loss) for the period	80,762	1,918	17,527	4,975	31,482	136,664
Installment attributable to the controlling shareholders	80,315	1,907	17,430	4,947	31,308	135,907
Installment not attributable to the controlling shareholders	447	11	97	28	174	757
Income (Loss) basic and diluted per share - R$	0.56	0.01	0.12	0.03	0.22	0.95

Marketletter

	Consolidated
	06/30/11
	Generation	Transmission	Trading of energy	Distribution	Other	Total

Operating Revenues
Electric energy supply	702,143	-	-	76,728	-	778,871
Electric energy gross supply	841,100	-	72,317	7,020	-	920,437
Electric energy sold in the CCEE	120,432	-	-	-	-	120,432
Transmission – maintenance and operation revenues	-	222,685	-	-	-	222,685
Transmission – construction revenues	-	382,762	-	2,811	-	385,573
Transmission – financing asset revenues	-	209,788	-	-	-	209,788
Other operating revenues	224,516	23,587	134	4,227	17,720	270,184
	1,888,191	838,822	72,451	90,786	17,720	2,907,970
Deduction from Operating revenues
ICMS	(10,857)	-	(15,219)	(12,619)	-	(38,695)
Pasep	(25,450)	1,288	(1,171)	(7,878)	(115)	(33,326)
Cofins	(117,236)	(23,909)	(5,393)	(6,473)	(531)	(153,542)
ISS	(65)	(731)	(2)	(24)	(51)	(873)
RGR	(43,799)	(13,307)	(1,473)	(1,466)	-	(60,045)
CDE	(21,050)	-	-	-	-	(21,050)
CCC	(155,359)	-	-	(3,076)	-	(158,435)
PEE				(311)		(311)
Research and development	(14,991)	(4,773)	(487)	(311)	-	(20,562)
Proinfa	(43,470)	-	-		-	(43,470)
Others	-	-	-	(332)	(242)	(574)
	(432,277)	(41,432)	(23,745)		(939)	(530,883)
Net operating revenue	1,455,914	793,727	48,706	61,958	16,782	2,377,087
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(10,812)	-	(27,592)	-	-	(38,404)
Charges on the use of electric grid	(260,007)	-	-	-	-	(260,007)
	(270,819)	-	(27,592)		-	(298,411)
Operation cost
Personnel, Material and Third party services	(148,150)	(175,942)	(8,235)	(25,600)	-	(357,927)
Financial compensation for the use of hydro resources	(125,841)	-	-	-	-	(125,841)
Depreciation and amortization	(206,330)	1,719	(2,225)	(3,128)	-	(209,964)
Others	(12,467)	4,403	(259)	(11,922)	-	(20,245)
	(492,788)	(169,820)	(10,719)	(40,650)	-	(713,977)
Third party service cost	(1,518)	(6,623)	(50)	-	-	(8,191)
Construction cost	-	(382,762)	-	(2,811)	-	(385,573)
	(765,125)	(559,205)	(38,361)	(43,461)	-	(1,406,152)
Gross income	690,789	234,522	10,345	18,497	16,782	970,935
Operational expense	(390,457)	(137,081)	(11,385)	(21,865)	(57)	(560,845)
Electric energy service result	300,332	97,441	(1,040)	(3,368)	16,725	410,090
Result on the Equity Method	-	-	-	-	24,504	24,504
Financing result	(168,506)	(52,698)	23,701	(10,152)	27,427	(180,228)
Income before taxes	131,826	44,743	22,661	(13,520)	68,656	254,366
Income tax and social contribution	(77,214)	(21,239)	(9,966)	-	(6,599)	(115,018)
Income tax and social contribution - deferred	14,296	3,827	-	-	-	18,123
	(62,918)	(17,412)	(9,966)	-	(6,599)	(96,895)
Net income (Loss) for the period	68,908	27,331	12,695	(13,520)	62,057	157,471
Installment attributable to the controlling shareholders	68,501	27,170	12,620	(13,440)	61,691	156,542
Installment not attributable to the controlling shareholders	407	161	75	(80)	366	929
Income (Loss) basic and diluted per share - R$	0.51	0.20	0.09	(0.10)	0.46	1.16

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	06/30/12	06/30/11	06/30/12	06/30/11
Operating Activities
Income (Loss) before income tax	271,759	255,103	276,371	254,366
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation and amortization	215,423	212,426	219,114	215,604
Accruals arrears	(57,793)	(56,287)	(57,793)	(56,287)
Assets monetary variation	(23,136)	(34,655)	(35,854)	(47,858)
Liabilities monetary variation	94,106	65,926	118,394	87,972
Financial charges	177,098	172,356	239,941	216,900
Equity method	26,443	29,147	7,806	(24,504)
Provision for credits of questionable liquidation	231,099	76,261	256,704	107,020
Operational provision	137,373	147,249	137,413	148,148
Property, plant and equipment sales	12	1,014	133	3,916
Derivatives	(28,065)	42,048	(30,049)	42,048
Financing assets - TIR	(165,266)	(161,475)	(244,997)	(209,788)
Amortization	285,830	281,412	307,082	281,192
Taxes and social contribution deferred	-	-	80	(1,984)
Others	-	-	-	(25,444)
	1,164,883	1,030,525	1,194,345	991,301
Variation of operational asset
Consumers	(289,445)	(121,436)	(310,626)	(168,953)
Taxes and social contribution	61,814	(11,328)	61,818	(11,328)
Other	(71,219)	(97,157)	(65,324)	351,932
	(298,850)	(229,921)	(314,132)	171,651
Variation of operational liability
Suppliers	(117,695)	(171,165)	(153,846)	(79,088)
Taxes and social contributions to collect	(157,454)	4,907	(135,457)	4,816
Provision	(4,289)	-	(4,297)	-
Research and development	1,398	13,168	1,457	13,737
Consumers advance	(23,365)	(21,567)	(22,331)	(21,567)
Retirement benefits	(9,419)	-	(9,419)	-
Others	(22,511)	(186,390)	88,039	(169,372)
	(333,335)	(361,047)	(235,854)	(251,474)
Operating activities	532,698	439,557	644,359	911,478
Loans and financing charges payable	(158,262)	(169,066)	(171,496)	(171,819)
Loans and financing charges receivable	-	1,603	-	1,603
Taxes payable	-	-	(2,160)	(1,627)
Legal deposits	(19,313)	(9,186)	(22,090)	(9,186)
	(177,575)	(176,649)	(195,746)	(181,029)
Net operating activities	355,123	262,908	448,613	730,449
Financing Activities
Loans and financing obtained	9,209	57,844	718,285	207,118
Loans and financing payable – principal	(165,739)	(213,684)	(480,302)	(218,292)
Dividend payment	(67,866)	-	(69,896)	(1,716)
Advance for future capital increase	121,993	169,827	122,283	204,135
Capital increase	-	-	-	37,179
Net financing activities	(102,403)	13,987	290,370	228,424
Investment Activities
Marketable securities	(35,933)	117,693	(28,244)	117,693
Loans and Financing granted	-	(74)	-	(74)
Receivables from loans and financing granted	4,275	4,244	5,002	154,873
Acquisition of permanent assets	(32,209)	(2,480)	(316,515)	(313,997)
Acquisition of financing assets	(70,350)	(90,116)	(409,346)	(385,573)
Intangible	-	1,317	(1,835)	(885)
Advance equity	(218)	(55,103)	-	(55,103)
Equity participation	(156,374)	(276,678)	-	(276,678)
Equity investment receivables	8,917	1,717	8,917	1,717
Net investment activities	(281,892)	(299,480)	(742,021)	(758,027)
Increase in cash and cash equivalent	(29,172)	(22,585)	(3,038)	200,846
Cash and cash equivalent – beginning of period	197,898	87,817	626,891	214,527
Cash and cash equivalent – end of period	168,726	65,232	623,853	415,373

Marketletter

Analysis of the consolidated result

Operating Income

Net operating revenue in the 2Q12 showed an increase of 29.6% compared to the 1Q12, going from R$ 1,198 million in the 1Q12 to R$ 1,552 million in the 2Q12. The main changes are described below:

In generation

In the second quarter of the year there was an increase in transaction volume of trading of short-term electricity in the interconnected system of R$ 138 million, compared to the previous quarter.

Deductions in the 2Q12 presented an increase of R$ 10 million. The variation was mainly due to the increase in sales volume, which increased the values of PIS, Cofins and sectorial charges.

In transmission

Revenue from electricity transmission in the 2Q12 showed an increase of R$ 195 million compared to the previous quarter, from R$ 364 million in the 2T12 to R$ 560 million in the 1Q12. The increase is due to the following main factors:

Financial revenue relating to the remuneration of transmission assets in the 2Q12 showed variation of 14% (R$ 16 million) compared to the 1Q12. The variation is a result of constructions in progress in the Special Purpose Entities.

Construction revenue related to the works in progress of Special Purpose Entities recorded revenue R$ 173 million higher in the second quarter.

Deductions in the 2Q12 showed an increase of R$ 1 million compared to 1Q12. The variation is due to the sectorial charges on the revenue of transmission.

In electricity trading

Revenue from trade of electricity in the 2Q12 decreased R$ 6 million related to the previous quarter, from R$ 40 million in the 2Q12 to R$ 34 million in the 1Q12. The variation is due to the decrease in volume of sales of surplus energy sold in the CCEE.

Deductions in 2Q12 showed a reduction of R$ 7 million compared to the 1Q12. The variation is due to decreased sales of electricity traded, as mentioned above.

Operating Costs

The operating cost in the 2Q12 showed an increase of 36% compared to 1Q12, from R$ 636 million in the 1Q12 to R$ 867 million in the 2Q12. The main changes are described below:

In generation

Spending on the operational cost of the generation segment in the 2Q12 showed an increase of 5% compared to the 1Q12, from R$ 402 million in 1Q12 to R$ 421 million in the 2Q12. The main changes are described below:

Increase of 26% (R$ 16 million) in personnel, supplies and services of third parties expenses, going from R$ 63 million in the 1Q2012 to R$ 79 million in the 2Q12. It refers mainly to the additional provision for payment of profit sharing and income for the year 2011, in the month of May.

In transmission

The expenses with operational cost of the transmission segment in the 2Q12 showed an increase of 94% compared to the 1Q12, from R$ 209 million in the 1Q12 to R$ 406 million in the 2Q12. The main changes are described below:

The construction cost is recognized under the line of cost of service, but as the Company determines no profit margin on construction operations, the value of the cost is offset by the same value recognized in operating income. The value related to that expense this quarter was R$ 287 million, R$ 173 million lower than the previous quarter.

Increase of 31% of personnel costs, material and services of third parties which rose from R$ 86 million in the 1Q12 to R$ 114 million in the 2Q12. It refers mainly to the additional provision for payment of profit sharing and income for the year 2011, in the month of May.

In electricity trading

The expenses with operational cost of the electricity trading segment in the 2Q12 showed an increase of R$ 3 million in the previous quarter, from R$ 19 million in 1Q12 to R$ 22 million in 2Q12. The variation is due substantially to increased personnel costs, material and third party services (R$ 1 million), which relates mainly to additional provision for payment of profit sharing and income for the year 2011.

Marketletter

In distribution

Expenditures for operating costs in the distribution segment in the 2Q12 showed an increase of 221% compared to the 1Q12, from R$ 5 million in the 1Q12 to R$ 17 million in the 2Q12. The main changes are described below:

Increase of 248% of personnel costs, material and services of third parties which spent R$ 4 million in the 1Q12 to R$ 15 million in the 2Q12 and refers mainly to the additional provision for payment of profit sharing and results year 2011, in the month of May 2012.

Operating expense

The operating expense in the 2Q12 showed an increase of 81% compared to the 1Q12, from R$ 273 million in the 1Q12 to R$ 493 million in the 2Q12. The main changes are described below:

In generation

Expenditures for operating expenses in the generation segment in the 2Q12 showed an increase of 74% compared to the 1Q12, from R$ 219 million in the 1Q12 to R$ 382 million in the 2Q12. The main changes are described below:

Increase in personnel expenses, which refers mainly to the additional provision for payment of profit sharing and income for the year 2011, in the month in May.

Increase in operating provisions, which is due substantially to the complement of the provision of labor liabilities and recognition of a provision relating to the reimbursement of the rental of generator sets and services for operation and maintenance. Besides these, there are monetary updating of contingencies recorded in 2012, which have average values greater than those of 2011.

In transmission

Expenditures for operating expenses in the 2Q12 transmission segment showed an increase of 126% compared to 1Q12, from R$ 34 million in 1Q12 to R$ 77 million in the 2Q12. The main changes are described below:

Increase in personnel expenses, which refers mainly to the additional provision for payment of profit sharing and income for the year 2011, in the month of May.

Increase in operating provisions, which is due mainly to the additional provision of labor litigation.

In electricity trading

Expenditures for operating expenses of the electricity trading segment showed in the 2Q12 an increase of R$ 6 million compared to the 1Q12. The variation is due substantially to increased personnel costs (R$ 2 million), which relate mainly, to additional provision for payment of profit sharing and income for the year 2011, in the month of May; cost of energy purchased for resale (R$ 2 million) and additions to the operating provisions (R$ 2 million).  This variation is due mainly to the additional provision of labor liabilities.

In distribution

Expenditures for operating expenses of the distribution segment in the 2Q12 registered an increase of 56% compared to 1Q12, from R$ 16 million in the 1Q12 to R$ 25 million in the 2Q12. The main changes are described below:

Increase of 133% of personnel expenses, which rose from R$ 3 million in the 1Q12 to R$ 7 million in 2Q12.  It refers mainly to the additional provision for payment of profit sharing and income for the year 2011, in the month in May.

Increase of 200% of expenditure with third-party services in the works performed by the distribution company Boa Vista Energia, which went from R$ 1 million in the 1Q12 to R$ 3 million in 2Q12.

Financial Result

Financial revenue in the 2Q12 increased by 8% compared to the 1Q12, from R$ 112 million in the 1Q12 to R$ 120 million in the 2Q12. The variation is due to the increase in the volume of funds held in bonds and securities in the period, which generated revenue of R$ 5.3 million, and motivated by the increase in other financial income of the Company (arrears surcharges on energy invoices, and other derivatives) in the amount of R$ 1.7 million.

Financial expense in the 2Q12 increased by 25% compared to 1Q12, from R$ 191 million in the 1Q12 to R$ 237 million in 2Q12. The observed increase in the period refers substantially to monetary and foreign exchange contracts and financing loans indexed to the U.S. dollar.

Marketletter

Market Data

1.     Generation Assets and Energy generated

1.1   Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q12	2Q12
HEU Coaracy Nunes	78.00		115,829	104,408
Tucuruí Complex	8,370.00	4,140.00	14,165,851	12,133,851
HEU Samuel	216.75	92.70	307,289	201,530
HEU Curuá-Una	30.30	24.00	60,347	61,055
TEU Electron Use granted to Amazonas Energia	121.11		0
TEU Rio Madeira	119.35		0
TEU Santana	177.74		206,478
TEU Rio Branco I	18.65		0
TEU Rio Branco II	32.75		0
TEU Rio Acre	45.49		43,930
TEU Senador Arnon Afonso Farias de Mello Use granted to Boa Vista Energia as of February 10, 2010	85.99		-
TOTAL	9,296.13		14,899,724

Unit	Location (State)	Beginning of Operation	End of Concession	Non depreciated asset R$ million
HEU Coaracy Nunes	AP	Oct-75	Jul-15	81.3
Tucuruí Complex	PA	Nov-84	Jul-24	7,264.2
HEU Samuel	RO	Jul-89	Sep-29	841.2
HEU Curuá-Una	PA	Jul-77	Jul-28	46.4
TEU Electron Use granted to Amazonas Energia	AM	Jun-05	Undefined	0
TEU Rio Madeira	RO	Apr-68	Undefined	25.9
TEU Santana	AP	Jan-93	Undefined	27.2
TEU Rio Branco I	AC	Feb-98	Undefined	1.9
TEU Rio Branco II	AC	Apr-81	Undefined	10.9
TEU Rio Acre	AC	Apr-94	Undefined	7.7
TEU Senador Arnon Use granted to Boa Vista Energia as of February 10, 2010	RR	1st Unit (turb. 2) dec/1990; 2nd Unit (turb. 1) jun/1991; 3rd Unit (turb. 3) dec/1993	Undefined	3.1

1.2   SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q12	2Q12
EAPSA - Enerigia Águas da Pedra S.A.	HEU Dardanelos	261	154.9	500,372.98	452.378
AMAPARI ENERGIA S.A.	TEU Serra do Navio	TEU Serra do Navio 23.30	TEU Serra do Navio 21	37,154.00	NA

Marketletter

Unit	Participation %	Location (State)	Beginning of Operation	End of Concession	Non depreciated asset R$ million
EAPSA - Energia Águas da Pedra S.A. HEU Dardanelos	24.5	MT	Aug-11	Jul-42 (35 years)	800.3
AMAPARI ENERGIA S.A. TEU Serra do Navio and SCH Capivara	49	AP	Aug-08	May-37 (29 years)	68.8

2      Electric energy purchased for resale

Own assets

System	Unit	1Q12	2Q12
Eletrobras	MWh	-
	R$ million	-
Others	MWh	189,861.065
	R$ million	14.3	30.8

3    Energy sold

3.1 Own assets

Buyer	Sale model	Unit	1Q12	2Q12
Eletrobras System	A	R$ million	56.47	56.01
		MWh	405,756.23	400,347.40
	B	R$ million	-	-
		MWh	-	-
Others	A	R$ million	345.01	327.68
		MWh	3,726,048.00	3,489,990.05
	B	R$ million	449.25	484.33
		MWh	4,862,281.59	4,872,676.20
Total	A	R$ million	401.47	383.69
		MWh	4,131,804.23	3,890,337.45
	B	R$ million	449.25	484.33
		MWh	4,862,281.58	4,872,676.20

A - Through auction

B - Through free market agreements or bilateral contracts

Marketletter

3.2 SPE

Buyer	Sale model	Unit	1Q12	2Q12
Eletrobras System	A	R$ million	-
		MWh	-
	B	R$ million	-
		MWh	-
Others	A	R$ million	48.997	45.250
		MWh	325,666.67	309,861
	B	R$ million	10.486	NA
		MWh	35,500.34	NA
Total	A	R$ million	48.997	45.250
		MWh	325,666.67	309,861
	B	R$ million	10.486	NA
		MWh	35,500.34	NA

A - Through auction

B - Through free market agreements or bilateral contracts

4CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12
Sale	R$ million	153,614.44	317,635.66
	MWh	5,881,125.05	4,666,429.36
	MWaverage	2,691.59	2,136.64
Purchase	R$ million	21,132.34	79,131.35
	MWh	482,169.93	931,015.23
	MWaverage	220.67	426.29
Net	R$ million	132,482.09	238,504.31
	MWh	5,398,955.12	3,735,414.13
	MWaverage	2,470.92	1,710.35

5 Fuel for production of electric energy

Type	Unit	1Q12	2Q12
Diesel oil Especial	liter	132,515,171	134,270,922
	R$ Million	269.590	285.679

6Losses in generation - %

1Q12	2Q12
0.07	0.07

7Average price– R$/MWh

7.1 Own assets

1Q12	2Q12
94.59	99.05

Marketletter

7.2 SPE

SPE	1Q12	2Q12
EAPSA - Energia Águas da Pedra S.A. HUE Dardanelos	143.80	146.26
AMAPARI ENERGIA S.A. TEU Serra do Navio	295.00

Marketletter

8 Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset R$ million	RAP (R$ million)
Isolated System
Boa Vista- Santa Elena	190.2	230	Jun-01	jul/15	40.520
Sub-Total 230 Kv	190.2
Coaracy Nunes - Santana	108	138	Oct-75	jul/15	15.322
Coaracy Nunes - Santana	109	138		jul/15
Santana - Portuária	4	138	Apr-96	jul/15	226
Coaracy Nunes - Tartarugalzinho	87	138	Jun-00	jul/15	8.100
Sub-Total 138 Kv	308
Santana - Macapá II	20	69	Nov-96	jul/15	2.919
Santana - Equatorial	13	69	Aug-00	jul/15	1.938
Tartarugalzinho - Calçoene	130	69	Dec-01	jul/15	13.299
Tartarugalzinho - Amapá	17	69	Feb-02	jul/15
Santana - Santa Rita	12.6	69	Dec-07	jul/15	7.628
Equatorial - Santa Rita	5.09	69	Sep-08	jul/15	5.221
Sub-Total 69 Kv	197.69				54.653
Isolated System total	695.89				95.173
Interconnected System
Colinas - Miracema	173.97	500	Mar-99	jul/15	71.166	16.89
Imperatriz - Colinas	342.6	500	Mar-99	jul/15	82.619	32.17
Imperatriz – Marabá (C1)	181.09	500	Apr-81	jul/15	21.836	16.81
Imperatriz – Marabá (C2)	181.82	500	Mar-88	jul/15	31.277	17.94
Imperatriz - Pres. Dutra (C1)	386.6	500	Oct-82	jul/15	86.857	32.93
Imperatriz - Pres. Dutra (C2)	385.3	500	Feb-88	jul/15	21.241	35.14
Tucuruí – Marabá – C1	222.14	500	Oct-81	jul/15	25.115	19.37
Tucuruí – Marabá – C2	221.7	500	Feb-88	jul/15	41.919	20.90
Pres. Dutra - Boa Esperança	205.39	500	Oct-82	jul/15	10.533	23.67
São Luiz II - Pres. Dutra	0	500	Jul-84	jul/15	86.142
Miranda II - Pres. Dutra	195.5	500	Nov-10		36.468	33.94
São Luiz II - Miranda II – C1	106.8	500	Nov-10		1.055	9.47
São Luiz II - Miranda II – C2						10.19
São Luiz II - Pres. Dutra	0	500	Mar-86	jul/15	122.609
Tucuruí - Vila do Conde	327.1	500	Dec-81	jul/15	28.530	28.96
Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 a mai/05		6.074
Sub-Total 500 Kv	3,243.32				678.634	298.37
Altamira - Rurópolis	330.02	230	Oct-88	jul/15	39.136	16.33
Barra Peixe – Rondonópolis – C1	216.79	230	Oct-97	jul/15	10.139	8.07
Rondonópolis - Coxipó	187.8	230	Sep-88	jul/15	13.538	6.66
Rondonópolis - Coxipó	187.8	230	Jul-84	jul/15	4.219	6.66
Coxipó - Nobres	105	230	Apr-01	jul/15	9.266	5.53
Nobres – Nova Mutum C-1		230		jul/15		5.37
Nova Mutum - Sorriso C-1		230		jul/15		5.96
Sinop - Sorriso C-1		230		jul/15		4.79
Nobres - Sinop	346	230	Aug-08	jul/15
Guamá - Utinga	19.4	230	Dec-81	jul/15	3.930	1.62
Guamá - Utinga	19.4	230	Dec-81	jul/15		1.62
Imperatriz - Porto Franco	110.1	230	Oct-94	jul/15	21.241	4.22

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated asset R$ million	RAP (R$ million)
Jauru - Coxipó	366	230	Jun-03	jul/15	150.878	68.82
Jauru - Coxipó	366	230	Jun-03	jul/15
Miranda Ii - Peritoró	94.2	230	Dec-02	jul/15		3.43
Pres. Dutra - Peritoró	115	230	Mar-03	jul/15	288	9.19
Peritoró - Coelho Neto	223	230	Jul-06	jul/15	14.571	8.08
Coelho Neto - Teresina	127.1	230	Sep-06	jul/15	15.165	8.35
São Luiz II - Miranda II	105.3	230	Nov-02	jul/15		3.73
São Luiz II - São Luiz I - C1	18.6	230	Jan-83	jul/15	5.194	2.19
São Luiz II - São Luiz I – C2	19	230	Sep-88	jul/15		2.19
São Luiz II - São Luiz III	35.94	230	May-10	jul/15	23.014	1.45
Tucuruí - Altamira	317.6	230	Jun-98	jul/15	49.371	15.14
Utinga - Santa Maria	93.02	230	Dec-94	jul/15	15.125	3.68
Vila do Conde - Guamá	49.3	230	Apr-81	jul/15	14.220	2.84
Vila do Conde - Guamá	49.3	230	Dec-82	jul/15		2.84
Marabá - Carajás	145	230	Oct-04	jul/15	2.679	4.03
Barra Peixe – Rondonópolis- C2	217	230	May-08	jul/15	35.248	11.05
Rio Verde (Couto Magalhães) - Rondonópolis	177.83	230	Jul-83	jul/15	2.529	5.93
São Luiz II - UTE São Luiz	0.05	230	Jan-82	jul/15
Carajás - Integradora	83	230	Aug-08	jul/15
Castanhal – Santa Maria		230				0.61
Utinga - Castanhal		230				0.63
Abunã - Rio Branco	302	230	Nov-02	jul/15	63.150	17.63
Ariquemes - Jarú	83.82	230	Sep-97	jul/15
Jarú - Ji-Paraná	80.69	230	Sep-97	jul/15
Ariquemes - Ji-Paraná		230		jul/15		5.92
Samuel - Ariquemes	151.6	230	Aug-94	jul/15	23.077	5.43
Samuel - Porto Velho	40.55	230	Jul-89	jul/15	7.742	1.56
Samuel - Porto Velho	40.55	230	Jul-89	jul/15		1.56
Samuel (Usina) - Samuel (SE)	2.85	230	Jul-89	jul/15	126
Porto Velho - Abunã	188	230	May-02	jul/15	52.709	11.39
Ji-Paraná - Pimenta Bueno	117.8	230	Jun-08	jul/15	46.701	8.54
Pimenta Bueno – Vilhena	160.2	230	Oct-08	jul/15	72.028	11.53
Ribeiro Gonçalves - Balsas	95	230	Dec-11			1.78
Sub-Total 230 Kv	5,387.61				695.284	286.34
Tucuruí-Vila - Cametá	214.21	138	Aug-98	jul/15	9.198
Coxipó - Rondonopolis-Cemat	0	138	Jul-81	jul/15	10.345	3.89
Coxipó - São Tadeu	44.17	138	Jan-10	jul/15
São Tadeu - Jaciara	77.92	138	Jan-10	jul/15
Jaciara - Rondonopolis-Cemat	70	138	Jan-10	jul/15
Couto Magalhães - Rondonopolis-Cemat	176	138	Apr-81	jul/15	4.349	3.69
Curuá-Uma - Tapajjós-Celpa	68.8	138	Jan-06	jul/15
Sub-Total 138 Kv	651.1				23.892	7.58
Tucuruí - Tucuruí Vila	2.3	69	Jul-97			0.03
Tucuruí Vila - Cametá		69				2.90
Utinga - Miramar		69				1.27
Tucuruí (Usina) - Tucuruí (SE)	1.4	69	Jan-80		6.074
Tucuruí (Usina) - Tucuruí (SE)	1.4	69	Dec-85
Sub-Total 69 Kv						4.20
General Total	9,983.02				1,499.057	596.50

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of Concession	Non depreciated assets R$ million	RAP R$ million
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	193	230	08/05	02/34	155.1	20.5 (basis Sep/2003)
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	695	500	05/08	04/36	516.9	96.6
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SE Juba and SE Maggi - 230/138 kV	402	230	09/09	03/38	252.8	15.0 (basis Nov/2007)

9 Transmission lines total RAP– R$ million

    Own assets

1Q12	2Q12
149.12	149.12

10 Losses in transmission - % - NA

11 Main investments of parent company – R$ million

Project	1Q12	2Q12	2012 budget
Generation	6.827	5.106	44.025
HPU Coaracy 2nd stage	0.632	0.532	3.250
Generation system maintenance	5.868	4.248	38.225
HPU Curuá-Una-Amplia	0.328	0.326	2.550
Transmission	30.039	54.205	416.677
TS Amapá	0.014	1.334	1.610
Reinforcement of the Isolated System	0.437	0.762	5.809
TS North/Northeast-Maranhão	0.336	1.694	13.000
Transmission system maintenance	6.093	7.859	92.200
Reinforcement of interconnected system	23.158	42.556	304.058
Others	14.603	10.429	83.998
Preservation and conservation	6.811	7.335	56.715
Infrastructure	0.600	0.400	1.050
Infrastructure	0.070	0.105	1.150
Infrastructure	7.122	2.589	24.008
Headquarters	-	-	1.075
Total	51.469	69.740	544.700

Marketletter

12New investments

12.1 Generation

12.1.1 Own assets – NA

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
Brasvento Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	24.50	RN	245.07	68.47	22	09/2012	06/11	12/2045 (35 years)
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	24.50	RN	229.4	58.45	21	01/2013	04/11	12/2045 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	24.50	RN	233.7	60.12	21	01/2013	06/11	12/2045 (35 years)
Norte Energia S.A.	HEU Belo Monte	19.98	PA	29,375.00	11,233	4,571	02/2015	07/11	08/2045 (35 years)

12.2 Transmission

               12.2.1 Own assets

12.2.1.1 Transmission line

Own lines (from - to)	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of Operation	End of concession
Jorge Teixeira – Lechuga (AM)	35.533	30	230	3.5 (basis Nov/2009)	11/2012	07/2040
Jorge Teixeira – Lechuga (AM) SE Lechuga (leilão 02/12	52.000	30	230	7.1 (basis Mar/2012)	01/2014	05/2042

12.2.1.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$ million	Beginning of Operation	End of concession
SE Colinas – Disjuntor em 500KV	3.851 (basis Dec/2006)	3x55 MVAr	TO	0.624 (15 years) 0.312 (ult.15 years)	04/2004	06/2015
SE Miracema – Autotransformador	13.75 (basis Jul/2007)	500/138 kV – 4x60 MVA	TO	0.2 (basis=Jul/2007)		06/2015
SE Miranda II	87.023	500	MA	0.6 (basis Oct/2008)	11/2012	01/2039

Marketletter

12.2.2 SPEs

12.2.2.1 Transmission line

SPE	Object (From - To)	Participation %	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of Operation	End of concession
Estação Transmissora de Energia S.A. (Shares transferred to Eletronorte- Aneel dispatch 3532, 23/11/2011)	Conversor station 01 CA/CC, 500/±600 KV and Inversor station 01 CC/CA, ±600/500 kV	100.00	1,449.4	---	500/ ±600	144.8 (basis Oct/2008)	04/2012	02/2039
Rio Branco Transmissora de Energia S.A. (Shares transferred to Eletronorte- Aneel dispatch 2350, 01/06/2012)	Porto Velho (RO) – Abunã (RO) - Rio Branco (AC)	100.00	270.8	487	230	24.4 (basis May/2009)	08/2012	09/2039
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Itacoatiara and SE Cariri	30.00	1,794	559	500	101.6 (basis Jun/2008)	11/2012 (prev.)	10/2038
Norte Brasil Transmissora de Energia S.A	Coletora Porto Velho (RO) – Araraquara (SP)	24.50	2,024.2	2,375	±600	173.9 (basis Oct/2008)	08/2013 (prev.)	02/2039
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	515.7	987	230	42.7 (basis May/2009)	02/2013 (prev.)	11/2039
Transmissora Matogrossense de Energia S.A.	Jauru (MT) – Cuiabá (MT) and SE Jauru	49.00	262.3	348	500	27.5 (basis May/2009)	11/2012	11/2039
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), doble circuit and SEs Equador (RR) Boa Vista (RR)	49.00	1,003.00	715	500	121.1 (basis Sep/2012)	01/25/2015	01/25/2042

Marketletter

13 Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
Eletrobras	20.1	19.99	06/30/18	RGR 16.95%
Eletrobras	73.4	72.92	03/30/18	RGR 17.03%
Eletrobras	0.33	0.29	08/30/13	RGR 11.75%
Eletrobras	1695.2	1712.74	12/30/29	IPCA 7%
Eletrobras	250.6	248.4	09/30/23	RGR 8.42%
Eletrobras	469.7	459.15	05/30/18	RGR 7%
Eletrobras	111.8	109.01	09/30/17	RGR 7%
Eletrobras	15.5	15.02	04/30/16	RGR 7%
Eletrobras	144.0	143.78	06/30/21	IPCA 7%
Eletrobras	25.6	25.6	06/30/21	IPCA 7%
Eletrobras	36.6	36.40	09/30/21	IPCA 7%
Eletrobras	83.8	83.53	10/30/21	IPCA 7%
Eletrobras	344.1	349.50	01/30/14	IPCA 7%
Eletrobras	202.9	206.01	06/30/23	IPCA 7%
BNDES	459.6	434.03	09/15/16	TJLP 3.5%
BNDES	37.8	36.86	11/15/24	UM 9.58%
BNDES	12.3	12.22	11/15/24	UM 9.58%
Banco do Brasil	11.0	11.05	01/01/18	REAL 10%
Banco do Nordeste	70.5	70.54	06/03/31	REAL 10%
Banco do Brasil	0.5	0.5	12/01/26	REAL 10%
Banco da Amazônia	0.00	1.88	01/10/2029	REAL 10%

Foreign currency – FC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
IDB	331.5	346.68	04/06/25	US$ 6.83%
CAF	33.9	38.1	08/04/15	LIBOR+3.58
Eximbank	171.2	186.8	04/06/24	YEN+2.48%
Credit Balbina	0.01	0.001	12/31/13	EUR+3.5%
Credit National-0118- Balbina	0.04	0.03	12/31/15	EUR+3.5%
Credit National- 0122-Samuel	0.57	0.42	12/31/16	EUR+3.5%
Credit National	0.03	0.02	12/31/12	EUR+3.5%
DMLP - National Treasury	1.8	1.63	04/15/14	US$+8%

Marketletter

14 Contracts

14.1 Loans and financing

14.1.1Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	293.75	133.46	628.21	282.87	262.85	1,888.98
Transmission	153.91	54.12	109.38	110.83	109.97	556.66
Trading of energy	11.38	5.35	10.69	10.69
By creditor
Eletrobras	412.13	131.18	623.16	279.83	284.60	2,251.73
Others	46.91	61.75	125.12	124.56	88.26	193.87

14.2 Energy purchase

14.2.1 Parent company

Energy Purchase Contracts		2012	2013	2014	2015	2016	After 2016 *
Edelca	MWh	900.607	936,631	974,096	1,013,060	1,053,582	5,293,881
	R$ million	49,9	52.1	54.6	57.1	59.7	341.2
Termonorte	MWh	0	0	0	0	0	0
	R$ million	0	0	0	0	0	0
Total	MWh	900.607	936,631	974,096	1,013,060	1,053,582	5,293,881
	R$ million	49,9	52.1	54.6	57.1	59.7	341.2

14.3 Energy sale

Parent company

Energy sale contracts	Unit	2012	2013	2014	2015	2016	Após 2016
Regulated Environment	MWh	16,539,249	11,045,850	8,325,431	979,468	-	-
	R$ million	1,569.43	1,107.18	904.22	130.86	-	-
Bilateral Contract – Free consumers-Long term	MWh	15,101,103	15,341,563	12,975,400	12,178,240	11,728,485	89,831,399
	R$ million	1,390.29	1,497.26	1,339.61	1,318.77	1,320.70	13,032.31
Bilateral Contract – Captive consumers	MWh	1,903,405	1,890,408	1,890,408	1,890,408	1,895,587	9,033,403
	R$ million	187.82	197.65	209.50	222.07	236.05	1,459.46
Bilateral Contract – Free consumers- Midium term	MWh	289,872	-	-	-	-	-
	R$ million	50.58	-	-	-	-	-
TOTAL	MWh	33,833,629	28,277,821	23,191,239	15,048,116	13,624,072	98,864,802
	R$ million	3,198.13	2,802.09	2,453.34	1,671.71	1,556.75	14,491.77

Marketletter

15 Number of employees  (including requested employees from other Eletrobras companies and excluding employees assigned to other Eletrobras companies)

                               15.1 By tenure

Generation

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	174	143
6 to 10	103	134
11 to15	5	5
16 to 20	22	21
21 to 25	186	170
more than 25	163	176
Total	653	649

Transmission

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	287	243
6 to 10	138	180
11 to15	60	47
16 to 20	27	40
21 to 25	290	261
more than 25	433	462
Total	1,235	1,233

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	575	564
6 to 10	44	53
11 to15	10	6
16 to 20	16	20
21 to 25	407	399
more than 25	541	543
Total	1,593	1,585

Marketletter

15.2By region

State	Number of employees
	1Q12	2Q12
Acre	150	149
Amazonas	11	11
Amapá	198	197
Maranhão	363	363
Mato Grosso	232	231
Pará	527	526
Rondônia	272	272
Roraima	51	52
São Paulo	5	5
Tocantins	65	66
Tucuruí	299	297
Distrito Federal	1,308	1,298

15.3By departments

Department	Number of employees
	1Q12	2Q12
Field	2,173	2,169
Administrative	1,308	1,298

16 Complementary work force

Operational
1Q12	507
2Q12	507

17 Turn-over

1Q12	2Q12
0.39	0.59

Marketletter

Balance Sheet

(R$ thousand)

Assets	06/30/12	12/31/11
Current Assets
Cash and banks	137,719	124,432
Marketable securities	289,025	259,973
Consumers	301,540	266,657
Storage Nuclear fuel	416,005	388,663
Stored goods	52,744	33,788
Prepaid expenses	22,152	2,460
Taxes and social contribution	26,193	6,734
Other	40,199	17,979
	1,285,577	1,100,686

Non-Current Assets
Long-term assets
Consumers	91,710	91,710
Stored Nuclear fuel	505,440	435,633
Marketable securities	207,553	163,226
Linked deposits	32,843	35,000
Other	16,806	40,709
	854,352	766,278
Property, plant and equipment	7,254,837	7,285,965
Intangible	29,198	32,006
	8,138,387	8,084,249
Total Assets	9,423,964	9,184,935

Marketletter

Liabilities and Stockholders’ Equity	06/30/12	12/31/11
Current Liabilities
Loans and financing	75,381	91,695
Suppliers	143,238	184,374
Taxes and social contributions	65,902	94,938
Fundação Real Grandeza (pension fund) – debt	21,351	33,868
Estimated obligation	72,510	62,686
Sector charges	10,002	13,430
Other	10,175	11,074
	398,559	492,065
Non-Current Liabilities
Loans and Financing	1,796,184	1,640,938
Post-retirement benefit	31,316	24,261
Demobilization of assets obligation	419,781	408,712
Fundação Real Grandeza – debt	19,895	22,894
Provision for legal contingencies	53,189	49,347
Taxes and social contributions	6,131	20,082
Other	5,499	470
	2,331,995	2,166,704
Stockholders’ Equity
Social capital	6,607,258	6,607,258
Accrued losses	81,171	(89,733)
Other comprehensive income	4,981	8,641
	6,693,410	6,526,166
Total Liabilities and Stockholders’ Equity	9,423,964	9,184,935

Marketletter

Statement of Income

(R$ thousand)

	06/30/12	06/30/11
Net Operating Revenue	925,116	922,903
Operational cost
Cost of electric energy service
Charges on the use of electric grid	(28,530)	(24,802)
Operation cost
Personnel, Material and Third party services	(289,952)	(219,756)
Depreciation and amortization	(124,714)	(121,429)
Raw materials – fuel consumption	(146,252)	(150,788)
Other costs	(16,746)	(12,655)
	(577,664)	(504,628)
Cost of service to others	-	(142)
	(606,194)	(529,572)
Gross income	318,922	393,331
Operating Expense	(114,306)	(56,808)
Electric energy service result	204,616	336,523
Financing result	22,546	(46,773)
Income before participation	227,162	289,750
Income tax and social contribution	(63,866)	(57,558)
Income tax and Social contribution deferred	7,608	(8,796)
Net income for the period	170,904	223,396
Result attributed to the controlling shareholder	170,904	223,396

Marketletter

Cash Flow

(R$ thousand)

	06/30/12	06/30/11
Operating Activities
Net income for the period	227,162	289,750
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation of permanent assets	125,683	122,808
Property, plant and equipment discharges (residual value)	(228)	(175)
Intangible amortization	3,749	3,556
Intangible discharges	(59)	(22)
Raw material consumption and stored material	165,974	162,461
Monetary Variations- loans and financing	2,770	(437)
Monetary Variations – suppliers and other	(18,486)	10,090
Debt charges – loans and financing	20,228	29,235
Income fund decommissioning	(20,216)	5,700
Post-employment benefit– actuarial provision	4,236	(38,629)
Income participation	(9,052)	(10,451)
Vacation provisions	(2,879)	404
Provision (reversion) for credits of questionable liquidation	1,587	1,735
Adjustment to present value of the decommissioning liability	11,069	10,475
Other adjustments	(2,968)	379
	508,570	586,879
Variation - (increase) and decrease in operating assets
Clients	(34,883)	(71,087)
Stored materials	(282,079)	(153,220)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	(19,459)	28,686
Decommissioning Fund	(24,111)	(19,433)
Other operating assets	(6,144)	(47,142)
	(366,676)	(262,196)
Variation – increase and (decrease) – in operating liabilities
Suppliers	(22,650)	(50,183)
Taxes (except Income tax and Social Contribution)	(44,381)	(20,550)
Payment-roll obligations and vacation provision	12,703	13,528
Income participation	53,669	42,964
Payment of IOF and debt charges to Eletrobras	(34,615)	(24,695)
Payment to Fundação Real Grandeza	(18,241)	(17,474)
Other operating liabilities	(56,364)	(51,474)
	(109,879)	(107,884)
Resources from operating activities	32,015	216,799
Loans and Financing Activities
Long-term loans and financing obtained	150,000	423,547
Financing payments on a short-term basis	(41,928)	(27,119)
Resources from loans and financing activities	108,072	396,428
Investment Activities
Acquisition of property, plant and equipment assets	(103,452)	(436,351)
Acquisition of intangible	(941)	(3,107)
Acquisition of marketable securities	(22,407)	-
Resources applied in investment activities	(126,800)	(439,458)
Increase in cash and cash equivalent	13,287	173,769
- Cash and cash equivalent – beginning of period	124,432	79,371
- Cash and cash equivalent – end of period	137,719	253,140
Increase in cash and cash equivalent	13,287	173,769

Marketletter

Analysis of the result

Net Profit

The Company showed a profit in 2Q12  317.3% higher than in 1Q12, from R$ 33 million in 1Q12 to R$ 171 million in 2Q12, explained by:

Operating Revenue

In Generation

The supply of electricity increased by 45%, from R$ 402.6 million in the first quarter of 2012, to R$ 583.6 million in the second quarter of 2012. 1Q12 revenues were lower in the first quarter of 2012, given the previously scheduled stop for fuel switching of Angra 2, held from March 3rd to April 1st, 2012.

Cost of Electric Service

Charges for the use of the electricity grid in this quarter remained at the same level of costs in the first quarter, in the range of R$ 14.2 million, a slight variation of 0.3% compared to 1Q12.

The fuel for electricity production increased by 30%, from R$ 63.6 million in the first quarter of 2012, to R$ 82.7 million in the second quarter of 2012.  1Q2012 consumption was lower in the first quarter of 2012, due to the scheduled stop for fuel switching of Angra 2, held from March 3 to April 1, 2012.

Personnel expenses were up 41% from R$ 84.4 million in the first quarter of 2012, to R$ 118.9 million in the second quarter of 2012, mainly due to payment made in June 2012 of profit sharing for 2011.

Third- party services showed an increase of 162%, from R$ 18.6 million in the first quarter of 2012, to R$ 48.7 million in the second quarter of 2012 due primarily to a higher volume in hiring services due to the scheduled stop for fuel switching of Angra 2, held from March 3 to April 1, 2012.

Operating Income (expense)

Personnel expenses were up 21% from R$ 21.1 million in the first quarter of 2012, to R$ 25.5 million in the second quarter of 2012, mainly due to payment made in June 2012 of profit sharing for 2011.

The provision for contingencies increased by 182%, from R$ 2.9 million in the first quarter of 2012 to R$ 8.2 million in the second quarter of 2012, mainly due to actuarial adjustments made in June in compliance with new accounting rules.

Financial Results

Financial revenues increased 422% from R$ 9.1 million in the first quarter of 2012, to R$ 47.5 million in the second quarter of 2012 due mainly to two factors, namely:

a) the discount received on the property tax debt renegotiation with the Municipality of Angra dos Reis;

b) the income from financial investments of cash to fund operations and decommissioning.

Financial expenses were reduced by 18%, going from  R$ 18.8 million in the first quarter of 2012, to $ 15.3 million in the second quarter of 2012.

Marketletter

Market Data

1.     Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated – MWh
			1Q12	2Q12
Angra I	640	509.8	1,319,926.330	1,375,590.350
Angra II	1,350	1,204.7	1,748,896.450	2,924,497.460
Total	1,990	1,714.5	3,068,822.780	4,300,087.810

Unit	Location (State)	Beginning of Operation	End of concession = Useful Economic Life	Non depreciated asset R$ million
Angra I	Rio de Janeiro	01/1985	12/2024	1,454.7
Angra II	Rio de Janeiro	09/2000	08/2039	3,684.2

2. Electric energy purchased for resale  - NA

3. Energy sold

Own assets

Buyer	Sale model	1Q12		2Q12
		R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B	402.6	2,814,628.310	583.7	4,083,150.98
Others	A
B
Total	A
	B	402.6	2,814,628.310	583.7	4,083,150.98

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) - NA

5. Fuel used to produce electricity

Type	1Q12		2Q12
	Unit - Kg	R$ Million	Unit - Kg	R$ Million
Nuclear fuel	52.125	63,6	76,819	82.7

6. Losses in generation - %

1Q12	2Q12
3	3

Marketletter

7. Average price– R$/MWh

Own assets

1Q12	2Q12
138.75	142.97

8. Extension of transmission lines - Km - NA

9. Transmission lines total RAP– R$ million – NA

10. Losses in transmission - % - NA

11. Main investments of parent company– R$ million

Project	1Q12	2Q12	2012 budget
Generation
ANGRA 1 and 2	20.6	7.4	401.4
ANGRA 3	86.0	107.2	2,227.6
Others	0.5	2.8	44.4
Total	107.1	117.4	2,673.4

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of construction	End of concession
Implementation of the Thermalnuclear Angra 3 Unit	- State of Rio de Janeiro / Município de Angra dos Reis	9,950.1 (basis: june 2011 - Direct costs)	1,405 MW	1,214.2 MWaverages	December / 2015	07/08	not applicable

12.1.2 SPEs - NA

12.2 Transmission - NA

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Date Due	Index
Eletrobras	1,117.9	1,142.3	2038	Ufir + 7% p.y.
BNDES	716.0	729.284	2036	TJLP + 1.72 p.y.

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Date Due	Currency
Eletrobras	48,2		2038	Euro + 10.7134 p.y.

Marketletter

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	54.926	40.747	40.968	40.968	48.958	1,644.998
By creditor
Eletrobras	52.652	40.747	40.968	40.968	38.132	928.814
Others	2.274				10.826	716.184

14.2 Energy purchase - NA

14.3 Energy sale

Parent company

Contracts of energy sales	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	15,162,124	14,692,939	14,692,939	14,692,939	26,203,414	26,203,414
	R$	2,029.00	2,135.47	2,256.78	2,549.50	4,546.77	4,546.77
Bilateral Contract	MWh
	R$
TOTAL	MWh	15,162,124	14,692,939	14,692,939	14,692,939	26,203,414	26,203,414
	R$	2,029.00	2,135.47	2,256.78	2,549.50	4,546.77	4,546.77

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

Generation

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	466	553
6 to 10	379	320
11 to15	241	342
16 to 20	11	17
21 to 25	207	170
more than 25	582	486
Total	1,886	1,888

Marketletter

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	291	144
6 to 10	108	111
11 to15	30	36
16 to 20	5	6
21 to 25	84	110
more than 25	159	261
Total	677	668

                15.2 By region

State	Number of employees
	1Q12	2Q12
Rio de Janeiro	2,558	2,551
Distrito Federal	5	5

                15.3 By departments

Department	Number of employees
	1Q12	1Q12
Field	2,267	2,262
Administrative	296	294

16. Complementary work force- NA

17. Turn-over

1Q12	2Q12
0.00777	0.0054

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	06/30/12	12/31/11	06/30/12	12/31/11
Current Assets
Cash and banks	210,102	257,339	611,359	624,187
Consumers	157,306	107,185	180,436	127,475
Transmission financial asset	130,665	118,851	169,541	152,543
Renegotiated energy credits	142,380	127,639	142,380	127,639
Dividends to receive	13,381	10,493	-	-
Debtors	34,187	31,505	34,737	31,969
Deactivations, sales of property and services in course	22,864	32,782	22,864	32,782
Taxes to compensate	61,015	30,983	74,276	42,509
Stored materials	31,531	30,767	31,531	30,767
Colateral, deposit and linked funds	30,428	2,019	46,554	27,311
Other credits	25,204	10,744	48,572	11,969
	859,063	760,307	1,362,250	1,209,151

Non-current Assets
Renegotiated energy credits	448,802	479,752	448,802	479,752
Taxes to compensate	59,883	62,463	156,822	131,960
Deferred fiscal asset	107,107	122,312	123,033	135,440
Colateral, deposit and linked funds	40,927	29,514	56,434	45,911
Advance for future capital increase	275,240	367,527	-	-
Transmission financial asset	2,366,231	2,400,742	3,835,822	3,618,110
Other credits	39,442	16,819	54,514	21,253
	3,337,632	3,479,129	4,675,427	4,432,426
Investments	1,787,111	1,348,816	3,281	3,281
Property, plant and equipment, net	1,741,092	1,538,955	4,460,203	3,735,612
Intangible	83,132	79,795	231,459	228,760
	6,948,967	6,446,695	9,370,370	8,400,079
Total Assets	7,808,030	7,207,002	10,732,620	9,609,230

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	06/30/12	12/31/11	06/30/12	12/31/11
Current Liabilities
Loans and financing	153,809	149,408	462,204	265,903
Suppliers	37,778	109,546	171,014	325,022
Payment-roll	36,305	52,049	36,986	52,686
Income participation	458	33,470	483	33,470
Taxes and social contributions	45,155	46,324	84,702	61,303
Dividends	102,506	24,552	104,648	24,552
Estimated obligations	57,226	29,918	137,188	32,104
Complementary security fund	12,532	13,534	12,532	13,534
Research and development	23,088	29,477	25,827	31,887
Provision for losses on onerous contract	1,651	7,215	1,651	7,215
Other liabilities	38,698	41,899	48,466	56,779
	509,206	537,392	1,085,701	904,455
Non-Current Liabilities
Loans and financing	1,759,857	1,692,082	4,016,464	3,639,933
Taxes and social contributions	121,367	136,476	121,367	136,476
Deferred fiscal liability	240,723	240,313	255,288	248,412
Provision for contingencies	60,762	52,235	61,023	52,545
Complementary security fund	67,813	71,574	67,813	71,574
Advance for future capital increase	2,364,168	1,810,793	2,386,608	1,833,233
Concession to pay	25,260	21,200	65,141	58,416
Other liabilities	10,622	13,659	12,298	19,136
	4,650,572	4,038,332	6,986,002	6,059,725
Stockholders’ Equity
Social Capital	1,577,686	1,577,686	1,577,686	1,577,686
Income reserve	1,055,880	1,055,880	1,055,880	1,055,880
Adjustment of asset evaluation	(67,637)	(75,940)	(67,637)	(75,940)
Additional proposed dividends	-	73,652	-	73,652
Accrued income	82,323	-	82,323	-
	2,648,252	2,631,278	2,648,252	2,631,278
Non-controlling participation	-	-	12,665	13,772
Total Liabilities and Stockholders’ Equity	7,808,030	7,207,002	10,732,620	9,609,230

Marketletter

Statement of Income

(R$ thousand)

	Parent Company
		06/30/12			06/30/11
	Generation	Transmission	Total	Generation	Transmission	Total
Generation energy revenues	6,600	-	6,600	-	-	-
O&M service revenues	-	202,335	202,335	-	226,069	226,069
Construction revenues	-	34,123	34,123	-	28,152	28,152
Financing asset revenues	-	225,772	225,772	-	134,025	134,025
Comercialization energy revenues	87,670	-	87,670	-	26,760	26,760
Third party service revenues	-	8,367	8,367	-	10,720	10,720
Other revenues	22	3,622	3,644	-	2,337	2,337
	94,292	474,219	568,511	-	428,063	428,063
Deductions from operating revenue
RGR	-	(12,427)	(12,427)	-	(10,751)	(10,751)
COFINS	(7,112)	(26,412)	(33,524)	-	(24,641)	(24,641)
PIS/PASEP	(1,544)	(5,731)	(7,275)	-	(5,347)	(5,347)
ICMS/ISS	-	(200)	(200)	-	(182)	(182)
Research and Development	(59)	(4,409)	(4,468)	-	(3,996)	(3,996)
	(8,715)	(49,179)	(57,894)	-	(44,917)	(44,917)
Net Operating Revenue	85,577	425,040	510,617	-	383,146	383,146
Operational cost
Electric energy cost	(67,852)	-	(67,852)	-	(50,961)	(50,961)
Electric energy purchased for resale	(73,416)	-	(73,416)	-	(61,579)	(61,579)
Provision for losses on onerous contract	5,564	-	5,564	-	10,618	10,618
Operation cost	(6,083)	(103,476)	(109,559)	-	(100,325)	(100,325)
Personnel, Material and Third party services	(1,361)	(98,738)	(100,099)	-	(98,559)	(98,559)
Depreciation and amortization	(3,442)	(511)	(3,953)	-	-	-
Provision for credits of questionable liquidation	(758)	(2,526)	(3,284)	-	681	681
(-) Expense to recover	126	2,003	2,129	-	1,565	1,565
Others	(648)	(3,704)	(4,352)	-	(4,012)	(4,012)
Cost of service rendered to third parties	(9)	(5,025)	(5,034)	-	(4,705)	(4,705)
Construction cost	-	(34,123)	(34,123)	-	(28,152)	(28,152)
Gross Operating Income	11,633	282,416	294,049	-	199,003	199,003
Operating Expense	(439)	(74,123)	(74,562)	-	(100,808)	(100,808)
Income participation	-	-	-	-	-	-
Result of Service	11,194	208,293	219,487	-	98,195	98,195
Shareholding participation result	(8,304)	25,213	16,909	-	12,278	12,278
Financial result	(557)	(111,198)	(111,755)	-	6,703	6,703
Other revenues (expenses)	-	(7,106)	(7,106)	-	(9,753)	(9,753)
Operational Income	2,333	115,202	117,535	-	107,423	107,423
Income tax and social contribution	(699)	(34,513)	(35,212)	-	(31,960)	(31,960)
Net income for the period	1,634	80,689	82,323	-	75,463	75,463

Marketletter

	Consolidated
		06/30/12			06/30/11
	Generation	Transmission	Total	Generation	Transmission	Total
Generation energy revenues	22,290	-	22,290	-	-	-
O&M service revenues	(75)	213,052	212,977	-	231,514	231,514
Construction revenues	-	279,463	279,463	-	83,576	83,576
Financing asset revenues	-	294,035	294,035	-	159,392	159,392
Comercialization energy revenues	87,670	-	87,670	-	26,760	26,760
Third party service revenues	(169)	10,993	10,824	-	12,188	12,188
Other revenues	(10)	3,577	3,567	12	2,286	2,298
	109,706	801,120	910,826	12	515,716	515,728
Deductions from operating revenue
RGR	-	(14,168)	(14,168)	(4)	(11,625)	(11,629)
COFINS	(7,581)	(30,774)	(38,355)	(2)	(26,719)	(26,721)
PIS/PASEP	(1,646)	(6,677)	(8,323)	-	(5,798)	(5,798)
ICMS/ISS	4	(257)	(253)	-	(182)	(182)
Research and Development	(59)	(5,007)	(5,066)	-	(4,279)	(4,279)
	(9,282)	(56,883)	(66,165)	(6)	(48,603)	(48,609)
Net Operating Revenue	100,424	744,237	844,661	6	467,113	467,119
Operational cost
Electric energy cost	(67,852)	-	(67,852)	-	(50,961)	(50,961)
Electric energy purchased for resale	(73,416)	-	(73,416)	-	(61,579)	(61,579)
Provision for losses on onerous contract	5,564	-	5,564	-	10,618	10,618
Operation cost	(20,901)	(103,278)	(124,179)	(117)	(102,505)	(102,622)
Personnel, Material and Third party services	(3,236)	(99,544)	(102,780)	(105)	(100,117)	(100,222)
Depreciation and amortization	(14,969)	(511)	(15,480)	-	-	-
Provision for credits of questionable liquidation	(758)	(2,299)	(3,057)	-	681	681
(-) Expense to recover	126	2,003	2,129	-	1,565	1,565
Others	(2,064)	(2,927)	(4,991)	(12)	(4,634)	(4,646)
Cost of service rendered to third parties	(9)	(9,839)	(9,848)	(12)	(4,705)	(4,717)
Construction cost	-	(279,463)	(279,463)	-	(83,576)	(83,576)
Gross Operating Income	11,662	351,657	363,319	(123)	225,366	225,243
Operating Expense	(9,373)	(75,487)	(84,860)	(3,373)	(103,756)	(107,129)
Income participation	-	-	-	-	-	-
Result of Service	2,289	276,170	278,459	(3,496)	121,610	118,114
Shareholding participation result	(880)	880	-	1,375	(1,375)	-
Financial result	(2,843)	(141,247)	(144,090)	526	3,341	3,867
Other revenues (expenses)	757	(7,184)	(6,427)	811	(10,219)	(9,408)
Operational Income	(677)	128,619	127,942	(784)	113,357	112,573
Income tax and social contribution	2,001	(46,585)	(44,584)	694	(37,894)	(37,200)
Net income for the period	1,324	82,034	83,358	(90)	75,463	75,373

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	06/30/12	06/30/11	06/30/12	06/30/11
Operating Activities
Income before income tax, social contribution and participations	117,535	107,423	127,942	112,573
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(225,772)	(134,025)	(294,035)	(159,392)
Amortization of financial assets	282,592	177,131	338,788	194,997
Depreciation and amortization	4,934	1,530	16,490	1,533
Amortization of investment fees	4,459	10,265	4,558	10,265
Monetary variation	5,839	4,264	56,902	3,745
Financing charges	150,897	22,949	194,041	30,809
Equity method result	(16,909)	(12,278)	-	-
Present value adjustment	(2,589)	924	(2,589)	924
Permanent asset losses	2,647	(510)	2,647	(59)
Provision for contingencies	(1,949)	(9,496)	(1,949)	(9,496)
Provision for credits of questionable liquidation	3,284	(681)	3,057	(681)
Special retirement complement/ actuarial liability	658	10,269	658	10,269
Provision for losses on onerous contract	(5,564)	(10,618)	(5,564)	(10,618)
Other	(9,563)	5,931	(17,927)	4,360
Sub total	192,964	65,655	295,077	76,656
Variations of operating asset
Consumers	(53,080)	(2,936)	(55,693)	(2,836)
Renegotiated energy credit - receivable	70,516	66,148	70,516	66,148
Debtors	(3,008)	(23,655)	(2,877)	(26,396)
Deactivations, sales of assets and services in course	9,919	4,915	9,988	5,081
Taxes to compensate	(11,799)	(3,340)	(41,045)	(18,748)
Deferred fiscal asset	15,205	26,114	12,407	23,478
Stored materials	(668)	(781)	(668)	(781)
Collateral, deposits and linked funds	(39,823)	24,179	(29,767)	23,993
Other credits	(36,550)	(3,321)	(55,367)	23,949
Sub total	(49,288)	87,323	(92,506)	93,888
Variations of operating liability
Suppliers	(71,769)	(61,519)	(169,622)	(58,565)
Payment-roll	(15,744)	11,195	(15,700)	11,261
Income participation	(33,012)	(27,743)	(32,987)	(27,743)
Taxes and social contributions	(10,907)	(16,185)	17,691	(11,737)
Deferred fiscal liability	410	(10,155)	2,768	(8,522)
Estimated obligations	(7,905)	(66,327)	69,871	(66,858)
Complementary pension fund	616	16,810	616	16,810
Research and development	(6,389)	2,558	(6,060)	2,494
Other liabilities	(9,533)	19,524	(8,344)	37,098
Sub total	(154,233)	(131,842)	(141,767)	(105,762)
Operating activities cash	106,978	128,559	188,746	177,355
Financial charges paid	(69,091)	(59,652)	(90,630)	(68,256)
Financial charges receivable	63	-	(1,875)	1,089
Income tax and social contribution paid	(15,137)	(26,797)	(15,137)	(32,136)
Legal deposits	19,556	(1,786)	19,556	(1,786)
Net cash flow of operational activities	42,369	40,324	100,660	76,266
Investment Activities
Financing asset	(34,123)	(28,152)	(279,463)	(83,576)
Property	(209,671)	(215,149)	(743,668)	(590,447)
Intangible	(218)	(15)	(256)	(71)
Equity participation	(326,016)	(186,461)	-	(21,669)
Receiving remuneration of equity participation	449	582	-	-
Others	(22)	14	(22)	14
Total of Investment Activities	(569,601)	(429,181)	(1,023,409)	(695,749)
Financing Activities
Loans and financing obtained	90,451	64,508	537,471	399,147
Resources for capital increase	442,630	532,884	442,630	532,884
Loans and financing –principal payment	(46,333)	(36,327)	(63,427)	(46,021)
Shareholders remuneration - payment	(258)	(207)	(258)	(207)
Complementary pension fund payment	(6,495)	(6,434)	(6,495)	(6,434)
Total of Financing Activities	479,995	554,424	909,921	879,369
Variation
Increase (decrease) in cash and cash equivalent	(47,237)	165,567	(12,828)	259,886
Cash and cash equivalent – beginning of period	257,339	135,560	624,187	358,785
Cash and cash equivalent – end of period	210,102	301,127	611,359	618,671

Marketletter

Analysis of the result

The company had, in 2Q12, a net income of R$ 44.8 million, 16.5% higher than in 1Q12, impacted primarily by revenues from sales of R$ 55.8 million and financial results with a gain of R$ 7.1 million compared to 1Q12.

Operating Revenue

The operating income in 2Q12 showed an increase of 9.27% compared to 1Q12, from R$ 435.2 million in 1Q12 to R$ 475.6 million in 2Q12. The main changes are described below:

In generation

Revenue from electricity supply presented in 2Q12 showed an increase of R$ 6.3 million, an increase of 79% compared to 1Q12, from R$ 7.9 million in 1Q12 to R$ 14.3 million in 2Q11. This variation arises from the fact that only in 3Q11 the Company returned to the generating activity. First with the SPE's Cerro Chato I, II and III, and from April 2012, with Passo São João Hydropower Plant (own investment).

In transmission

The gross revenue from transmission, excluding the revenues of construction, which has zero margin, was R$ 507,0 million in 1H12, which was R$ 252.6 million in 2Q12, almost tha same value presented in 1Q12.

Revenues from construction (transmission), which is the counterpart of all expenses of the construction of transmission assets, totaled in 2Q12 the amount of R$ 127.3 million, 16.3% lower than R$ 152 million recorded in 1Q12.

Financial income relating to the remuneration of transmission assets in line with the ICPC 01 is classified under other revenue and showed an increase of 17% in 2Q12, from R$ 135 million in 1Q12 to R$ 159 million in 2Q12. The variation is due to investment in transmission assets.

Other revenues in 2Q12 showed a decrease of 67.3%, from R$ 2.7 million to R$ 0.9 million.

Deductions showed an increase of 11% in 2Q12, from R$ -31.3 million to R$ - 34.8 million. The variation is due to the increase in operating revenue, caused by revenue from generation.

In Commercialization

Revenue from sales of electricity in 2Q12 showed an increase of R$ 23.8 million, from R$ 31.9 million in 1Q12 to R$ 55.8 million in 2Q12. The increase in the 2Q12 is basically due to the retroactive billing installments of electricity sales for the period going from January/2010 to November/2011,  in the amount of R$ 16 million from Passo São João Unit; beginning of invoicing of energy from Saõ Domingos Plant in the amount of R$ 5.9 million: and R$10.4 million concerning the invoicing from Mauá Plant, besides variations in the PLD.

Cost of electric service and Operating Expenses

In generation

During this period, the analysis of costs and operating expenses of the electric service was hampered by the fact that only in this quarter (2Q12) the Company has effectively generated energy.

In 2Q11 the company was still investing in its businesses, such as UHE Passo São João, São Domingos and Mauá, and the SPEs, formed to explore this service (Wind Complex Cerro Chato, Hydroelectric Teles Pires, UHE Jirau), which were in pre-operational phase.

In the 2Q12, the first generating unit of UHE Passo São João was in commercial operation, and construction of the entire Cerro Chato complex was completed and also began to generate power.

The values of the main items concerning the generation service are presented below:

Personnel, material and third-party services amount to R$ 2.3 million in the 2Q12, 157% higher than the value of R$ 0.9 milhões in 1Q12.

The depreciation costs in 2Q12 presented the amount of R$ 14.9 million, an increase of 100% compared to 1Q12.

Operating expenses already included the apportionment of administrative expenses, which dropped by 132%, from R$ 13.8 million in 1Q12 to R$ 9.3 million the 2Q12.

In transmission

Analysis of the cost of service and operating expenses of the transmission segment in this quarter were also adversely affected.

The reason is the fact that there wasn’t in the previous quarter (1Q12), or in 2Q11, generating activity in the Company. The apportionment of expenses among the generation and transmission activities in these periods wasn’t done.

For this reason, the analysis that follows has been prepared assuming that there is no activity in the generation segment of the company.

Spending on service costs and operating expenses of the 2Q12 transmission segment showed a reduction of 15.6% compared to 1Q12, from R$ 253 million in 1Q12 to R$ 214 million in 2Q12.

Marketletter

Construction costs as per ICPC 01 is registered in line item Cost of Service, but since the Company doesn’t get a profit margin on construction operations the value of the cost is offset by the same value recognized in operating income.

Personnel expenses of the 2Q12 showed an increase of 11.8% compared to 1Q12, from R$ 66 million in the first quarter to R$ 73.8 million in the second quarter of 2012. This increase was caused by the granting of bonuses to employees as part of the Careers Plan, as well as increased contribution from the sponsor of the benefits of the current generation.

Material expenses had a small increase of R$ 0.6 million, from R$ 2.3 million in 1Q12 to R$ 2.8 million in 2Q12.

There was a reduction of R$ 0.5 million in spending on outsourced services in 2Q12 in relation to 1Q12, respectively R$ 19.9 million and R$ 20.4 million.

The operating provision which had a higher variation in this period was the provision for contingencies, from a reversal of R$ 3.6 million in 1Q12 to an expense of R$ 1.7 million in 2Q12.

In Commercialization

Spending costs of services and operating expenses of commercialization, as a temporary activity of the Company, and exercised by the same workforce, are allocated in the activity of electricity generation.

Financial Results

Financial income in 2Q12 showed an increase of 29% compared to 1Q12, from R$ 40.8 million in 1Q12 to R$ 52.8 million in 2Q12. The main changes are described below:

There was a decrease of 150.4% in income on credits of Law 8.727/93, going from an amount of R$ 21.7 million in 1Q12 to R$ 54.3 million in 2Q12.

In Other financial income, the adjustment to present value of taxes/UBP presented the amount of R$ 1 million in 2Q12, 88% lower than 1Q12, caused mainly by the increase in tax credits and adjustment of the portion of the UBP part of UHE Santo Domingo.

The financial expenses in 2Q12 showed an increase of 4.2% compared to 1Q12, from R$ 116.4 million in 1Q12 to R$ 121.3 million in 2Q12. The main changes are described below:

Financial charges increased by 20% compared to 2Q11, from R$ 35.7 million to R$ 43 million. This variation can be explained by the inflow of new loans and the maintenance of the previous loans.

The monetary expense of the 2Q12 was R$ 116.8 million, while in the 2Q11 it totaled only R$ 4.8 million. This wide variation occurred for the financial update from Eletrobras AFAC’s, amounting to R$ 110.8 million.

In other financial expenses, the adjustment to present value of taxes/UBP declined by 67.4% from R$ 4.9 million in 1Q12 to R$ 1.5 million in 2Q12.

Marketletter

Market Data

1. Generation Assets and Energy generated

1.1 Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q12	2Q12
HEP Passo São João	77.0	39.0	0	288.501

Unit	Location (State)	Beginning of Operation	End of Operation	Non depreciated asset R$ million
HPE Passo São João	RS	Apr/12	Aug/41	561.68

1.2 SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q12	2Q12
Eólica Cerro Chato I	Parque Eólico Cerro Chato I	30	11	19,853,142	18,562,147
Eólica Cerro Chato II	Parque Eólico Cerro Chato II	30	11	20,443,856	19,737,439
Eólica Cerro Chato III	Parque Eólica Cerro Chato III	30	11	21,638,868	19,746,010

Unit	Participation %	Location (State)	Beginning of Operation	End of concession	Non depreciated asset R$ million
Parque Eólico Cerro Chato I	90.00	RS	11/11	08/45	44.01
Parque Eólico Cerro Chato II	90.00	RS	09/11	08/45	41.61
Parque Eólica Cerro Chato III	90.00	RS	05/11	08/45	39.27

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12	2Q12
Eletrobras	MWh	-	-
	R$ million	-	-
Others	MWh	380,687.000	313,432.200
	R$ million	36.95	47.67
TOTAL	MWh	380,687.000	313,432.200
	R$ million	36.95	47.67

Marketletter

3. Energy sold

3.1 Own assets

Buyer	Sale model	1Q12		2Q12
		R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others	A	31.9	370,773.462	55.78	361,836.030
	B
Total	A	31.9	370,773.462	55.78	361,836.030
	B

A - Through auction

B  - Through free market agreements or bilateral contracts

3.2 SPE

Buyer	Sale model	1Q12		2Q12
		R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others	A	8.73	61,935.866	8.43	58,045.597
	B
Total	A	8.73	61,935.866	8.43	58,045.597
	B

4. CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12
Sale	R$ million
	MWh
	MWaverage
Purchase	R$ million	36.95	47.67
	MWh
	MWaverage	380,687.000	313,432.200
Net	R$ million	36.95	47.67
	MWh
	MWaverage	380,687.000	313,432.200

5. Fuel used to produce electricity- NA

6. Losses in generation - % - NA

7. Average price– R$/MWh

7.1 Own assets

1Q12	2Q12
86.01	154.16

Marketletter

7.2 SPE

1Q12	2Q12
141.95	145.27

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Areia-Bateias	220.3	525	Jun-00	Jul-15
Areia-Campos Novos	176.3	525	Sep-82	Jul-15
Areia-Curitiba	235.2	525	Jun-00	Jul-15
Areia-Ivaiporã	173.2	525	May-82	Jul-15
Areia - -Segredo	57.8	525	Aug-92	Jul-15
Blumenau - -Curitiba	136.3	525	Dec-83	Jul-15
Campos Novos - -Machadinho	44.8	525	Jan-02	Jul-15
Campos Novos - -Caxias	203.3	525	Dec-01	Jul-15
Caxias - -Gravataí	78.8	525	Dec-01	Jul-15
Caxias - -Itá	256.0	525	Feb-02	Jul-15
Curitiba --Bateias	33.5	525	Jun-00	Jul-15
Itá – Nova Santa Rita	314.8	525	Apr-06	Jul-15
Gravataí – Nova Santa Rita	29.0	525	Apr-06	Jul-15
Itá - -Machadinho	64.6	525	Jan-02	Jul-15
Itá - -Salto Santiago	186.8	525	Sep-87	Jul-15
Ivaiporã - -Londrina	121.9	525	Apr-88	Jul-15
Ivaiporã - -Salto Santiago	167.0	525	May-82	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Sep-82	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Feb-92	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.7	525	Jun-04	Jul-15
Salto Santiago --Salto Santiago	60.9	525	Aug-92	Jul-15
Salto Santiago --Segredo	2.1	525	Aug-92	Jul-15
Areia - -Gov. Bento Munhoz	10.7	525	Sep-80	Jul-15
Areia - -Gov. Bento Munhoz	10.9	525	Aug-81	Jul-15
Blumenau - Biguaçu	91.0	525	Sep-06	Mar-35	88.28	10.62
Biguaçu – Campos Novos	268.00	525	Sep-06	Mar-35	259.38	31.22
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	Aug-94	Jul-15
Areia - Ponta Grossa Norte	181.6	230	Oct-76	Jul-15
Areia - Salto Osório	160.5	230	Jan-77	Jul-15
Areia - Salto Osório	160.3	230	Dec-76	Jul-15
Areia - São Mateus do Sul	129.0	230	Jul-90	Jul-15
Assis - Londrina Copel	114.3	230	Mar-79	Jul-15
Biguaçu – Desterro	56.6	230	Dec-08	Jul-15
Biguaçu –Palhoça	20.4	230	Oct-08	Jul-15
Blumenau –Jorge Lacerda B	116.4	230	Oct-80	Jul-15
Biguaçu – Blumenau 2	129.5	230	Jun-79	Jul-15
Blumenau - Itajaí	37.6	230	Jan-02	Jul-15
Blumenau - Itajaí	37.6	230	Mar-02	Jul-15
Blumenau - Joinville	67.0	230	Sep-79	Jul-15
Blumenau - Joinville	72.9	230	Apr-79	Jul-15
Blumenau - Palhoça	133.9	230	Jan-84	Jul-15
Campo Mourão - Apucarana	114.5	230	Feb-76	Jul-15
Campo Mourão -Maringá	79.9	230	Feb-76	Jul-15
Campo Mourão -Salto Osório	181.2	230	Feb-76	Jul-15

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Campo Mourão -Salto Osório	181.3	230	May-76	Jul-15
Canoinhas -São Mateus do Sul	47.7	230	Feb-88	Jul-15
Cascavel -Cascavel D'Oeste	9.9	230	Apr-01	Jul-15
Cascavel D'Oeste -Guaíra	126.2	230	Apr-01	Jul-15
Caxias - Caxias 5	22.0	230	Jun-09	Jul-15
Curitiba -Joinville Norte	96.4	230	Nov-76	Jul-15
Joinville – Joinville Norte	5.3	230	Nov-76	Jul-15
Curitiba -Joinville	99.7	230	Jun-77	Jul-15
Curitiba -São Mateus do Sul	116.7	230	Jul-90	Jul-15
Dourados -Guaíra	226.5	230	Nov-91	Jul-15
Farroupilha -Caxias 5	17.9	230	Oct-05	Jul-15
Monte Claro – Passo Fundo	211.5	230	Sep-04	Jul-15
Farroupilha -Monte Claro	31.0	230	Sep-04	Jul-15
Farroupilha -Monte Claro2	31.0	230	Sep-04	Jul-15
Monte Claro – Nova Prata	30.9	230	Sep-04	Jul-15
Jorge Lacerda A -Jorge Lacerda	0.8	230	Dec-79	Jul-15
Jorge Lacerda - Palhoça -	121.3	230	Aug-05	Jul-15
Jorge Lacerda - Siderópolis	49.4	230	Jun-79	Jul-15
Jorge Lacerda - Siderópolis	47.3	230	Aug-79	Jul-15
Londrina(ESUL) - Assis	156.6	230	May-05	Jul-15
Londrina(ESUL) - Maringá	95.1	230	May-05	Jul-15
Londrina - Apucarana	40.4	230	Apr-88	Jul-15
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr-88	Jul-15
Atlândida 2 - Osório 2	36.0	230	May-07	Jul-15
Passo Fundo - Nova Prata 2	199.1	230	Nov-92	Jul-15
Presidente Médice/Santa Cruz	237.4	230	Jan-10	Mar-38	71.69	2.76
Passo Fundo - Xanxerê	79.3	230	May-75	Jul-15
Passo Fundo - Xanxerê	79.2	230	Nov-79	Jul-15
Passo Fundo - Passo Fundo 1	0.45	230	Mar-73	Jul-15
Passo Fundo - Passo Fundo 2	0.45	230	May-73	Jul-15
Salto Osório - Pato Branco	85.9	230	Dec-79	Jul-15
Salto Osório - Xanxerê	162.0	230	Oct-75	Jul-15
Salto Osório - Salto Osório	2.3	230	Nov-75	Jul-15
Siderópolis - Lajeado Grande	121.9	230	Sep-03	Jul-15
Lajeado Grande - Caxias 5	65.6	230	Oct-05	Jul-15
Xanxerê - Pato Branco	79.6	230	Dec-79	Jul-15
Joinville - Vega do Sul	44.9	230	Nov-02	Jul-15
Joinville - Vega do Sul	44.9	230	Nov-02	Jul-15
Gravataí 2- - Gravataí 3	3.5	230	Nov-07	Jul-15
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec-07	Jul-15
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct-07	Jul-15
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb-97	Jul-15
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb-97	Jul-15
Atlântida 2/Gravataí 3	102.0	230	Apr-08	Jul-15
Sub-Total 230 kV	5,150.6
Blumenau - -Ilhota	40.2	138	Oct-88	Jul-15
Campo Grande - Mimoso	108.3	138	Oct-83	Jul-15
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb-02	Jul-15

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Biguaçu – Florianópolis	19.5	138	Feb-02	Jul-15
Campo Grande - Mimoso	108.3	138	Sep-83	Jul-15
Campo Grande - Mimoso	108.3	138	Sep-83	Jul-15
Dourados das Nações - Ivinhema	94.7	138	Dec-83	Jul-15
Eldorado - Guaíra	16.9	138	Oct-82	Jul-15
Florianópolis - Itajaí Fazenda	71.1	138	Oct-90	Jul-15
Florianópolis - Palhoça 1	9.6	138	Nov-83	Jul-15
Florianópolis - Palhoça 2	9.6	138	Nov-83	Jul-15
Gaspar - -Blumenau	20.7	138	Sep-89	Jul-15
Ilhota - Picarras	14.8	138	Apr-94	Jul-15
Ilhota - Itajaí 1	7.9	138	Mar-02	Jul-15
Ilhota - Itajaí 2	7.9	138	Jan-02	Jul-15
Ilhota - Joinville	75.8	138	Jan-67	Jul-15
Itajaí - Camboriú Morro do Boi	13.3	138	Feb-02	Jul-15
Itajaí - Itajaí Fazenda	5.4	138	Mar-02	Jul-15
Ivinhema - Porto Primavera	91.0	138	Mar-82	Jul-15
Jorge Lacerda A - Imbituba	45.7	138	Oct-80	Jul-15
Jorge Lacerda A - Palhoça	108.6	138	Oct-83	Jul-15
Joinville - Joinville Santa Catarina	11.0	138	Oct-99	Jul-15
Joinville Santa Catarina - Picarras	50.0	138	Oct-99	Jul-15
Jupiá - Mimoso	218.7	138	Feb-92	Jul-15
Jupiá - Mimoso	218.7	138	Jan-82	Jul-15
Jupiá - Mimoso	218.7	138	Jan-82	Jul-15
Palhoça - Imbituba	74.0	138	Oct-83	Jul-15
Anastácio - Aquidauana	11.1	138	Nov-06	Jul-15
Anastácio -Aquidauana	11.1	138	Nov-06	Jul-15
Dourados/Dourados 2	0.1	138	Jun-07	Jul-15
Sub-Total 138 kV	1,841.3
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sep-94	Jul-15
Salto Osório - -Salto Santiago	56.2	69	Oct-78	Jul-15
Sub-Total (132 and 69 kV)	68.7
General total	10,006.1				2,441.76	481.66

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of concession	Non depreciated asset R$ million	RAP R$ million
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)	476 km	525 kV	10/05	02/34	249.84	35.62
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	187km	230 kV	07/05	12/32	98.30	14.91
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	122 km	525 kV	07/06	03/35	90.85	11.47
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	260 Km	525 Kv	05/09	04/36	320.19	16.41

9. Transmission lines total RAP– R$ million

9.1 Own assets

1Q12	2Q12
239.09	481.66

9.2 SPE

1Q12	2Q12
38.91	39.50

10. Losses in transmission - %

1Q12	2Q12
2.02	2.01

Marketletter

11. Main investments of parent company– R$ million

Project	1Q12	2Q12	2012 budget
Generation	61.6	124.9	363.2
Installation of Hydro Complex São Bernardo	22.6	23.8	128.7
Installation of Hydro Complex São João	8.3	14.1	50.1
Installation of Hydro Unit Maua	8.7	49.1	87.9
Installation of Hydro Complex São Domingo	21.9	37.6	81.1
Installation of Solar Megawatt Project	-	0.1	2.5
PCE Biogás Tupandi, Implantation for Electric Energy Generation, from Biogás and TL Associated (500m, 13,8kV)	-	-	5.8
Electric energy generation maintenance	-	-	1.5
Hydro Complex Hidreletrico Alto da Serra installation with 37.0 MW and Associate of transmission system in 138 KV, with 54	-	0.1	5.0
Environmental Preservation and Conservation Projects	0.1	0.1	0.6
Transmission	15.4	16.6	132.1
Expansion of South transmission system	12.2	14.3	117.6
Maintenance of electric energy transmission system	3.2	2.3	14.5
Others	0.8	1.3	47.1
Total	77.8	142.8	542.4

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
HEU São Domingos	MS	384.7	48.0	36.9	01/2013	08/2009	12/2037
SHU Barra do Rio Chapéu	SC	127.9	15.0	8.61	10/2012	10/2008	12/2035
SHU João Borges	SC	140.2	19.0	10.12	12/2012	06/2010	12/2035

Marketletter

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
ESBR Participações S/A	UHE JIRAU	20	RO	15,542	3,750 MW	2,184.6 MW	jan/13	dec/09	aug/43
Companhia Hidrelétrica Teles Pires	UHE Teles Pires	24.5	MT	3,723.90	1,820 MW	915.4 MW	abr/15	aug/11	dec/45
Consórcio Energético Cruzeiro do Sul	UHE Mauá	49	PR	1,279.26	361 MW	197.7MW	aug/12	jul/08	jul/42
Eólica –Chuí Holding SA (in constitution)	Parques eólicos de Chuí I to V, (98MW) and Minuano I and II (46MW).	49	RS	526.0	144 MW	53.0 MWm	jan/14	aug/12	mar/47
Eólica –Livramento Holding SA(in constitution)	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã and Trindade	49	RS	272.1	78 MW	29 MWm	jan/13	jan/12	feb/47
Eólica – Santa Vitória do Palmas SA (in constitution)	Parques eólicos Verace de I to X	49	RS	892.3	258 MW	109.2 MWm	jan/14	aug/12	mar/47

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - To	Total of investment R$ million	Extension of lines - KM	Tension	RAP R$ million	Beginning of operation	End of concession
TL Camburiú – Florianópolis Seccionamento and SE TIJUCAS (CELESC)	5.67	0.25	138 kV	0.64	Anticipated 09/2012	07/2015
Secc. TL JLA – PAL, in SE GAROPABA	7.46	5.4	138 kV	0.92	Anticipated 11/2012	07/2015
Secc. TL JLA – PAL, in SE PALHOÇA - PINHEIRA	3.56	3.7	138 kV	0.24	Anticipated 09/2012	07/2015
TL Passo Fundo - Monte Claro 230Kv	8.56	11.0	230 KV	0.68	Anticipated 10/2013	07/2015
TL Cascavel Oeste –Guaíra, realoc. de uma torre	1.23	0.6	230 KV	0.05	Anticipated Mar-13	Jul-15

Marketletter

12.2.1.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$ million	Beginning of operation	End of concession
SE Joinville - Extension K – 230 kV	1.52	691	SC	0.22	Anticipated Sep-12	Jul-15
SE Biguaçu – Ampliação “F” 230/138 kV- 150MVA	9.53	1.344	SC	1.36	Anticipated Nov-12	Jul-15
SE Tapera 2 – Extension “B” - 230/69 kV- 83MVA	13.04	166	RS	1.41	Anticipated Nov-12	Jul-15
SE Garopaba – implementation of two models of EL	6.12	0.00	SC	0.73	Anticipated Dec-12	Jul-15
SE Pinheira – implementation of two models of EL	6.43	0.00	SC	0.73	Anticipated Nov-12	Jul-15
SE Nova Prata 2 – implementation of two models of EL	7.45	0.00	RS	1.07	Anticipated sep-13	Jul-15
SE Joinville Norte - Extension “C”– 230/138/ kV	10.25	300.00	SC	1.39	Anticipated Oct-13	Jul-15
SE Nova Snata Rita – Extension F 525/230-13.8 KV 672MVA	39.53	2,016	RS	5.65	Anticipated Jul-13	Jul-15
SE Itajaí – Extension E -230/138-13.8 KV 75MVA	6.94	525	RS	0.55	Anticipated Nov-14	Jul-15

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total of investment R$ million	Extension Of lines - KM	Tension	RAP R$ million	Beginning of operation	End of concession
RS Energia	TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	100	21.64	33 Km	230 Kv	2.47	Dec-12	Out-36
Norte Brasil	TL Colected Porto Velho (RO) – Araraquara 2 (SP), in CC	24.5	2,024.2	2,375 km	+ 600 kV	173.9	Aug-13	Fev-39
Porto Velho	TL Colcted Porto Velho – Porto Velho (RO) Substation Colected Porto Velho. two stations Converter CA/CC/CA Back to Back em 400 MW.	100	555	17.3 km	500/230 kV	58.34	Aug-12	Fev-39
Costa Oeste	TL Cascavel Oeste – Umuarama, CS	49	52.29	143 Km	230 kV	6.22	Jan-13	Jan-42
Marumbi	TL 525 KV Curitia - Curitiba Leste (PR)	20	60.00	28Km	525 kV	7.80	Apr-14	Apr-42
Transmissora Sul Brasileira de Energia SA	TL 230KV 140KmNova Santa Rita – Camaquã	80	442.00	140Km	230kV	44.40	Mar-14	Apr-42
	TL 230KV 163Km Camaquã – Quinta			163Km	230kV
	TL 525 KV 190 Km Salto Santiago – Itá			190Km	525kV
	TL 525KV 305 Km Itá – Nova Santa Rita			305Km	525kV
Transmissora Sul Litorânea de Energia S/A	TL Nova santa Rita – Povo Novo, CS	51	634.47	281Km	525kV	61.93	May-14	Jul-42
	TL Povo Novo – Marmeleiro, CS			154Km	525kV
	TL Marmeleiro – Santa Vitória do Palmar			52Km	525kV

Marketletter

12.2.2.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	RAP R$ million	Beginning of operation	End of concession
SE Caxias 6 em 230/69 kV – 330 MVA	93.80	330 MVA	RS	3.51	Jul-12	Oct-40
Substation Umuarama 230/138 kV – 2X150 MVA, Lot E auction ANEEL 004/2011	22.41	300 MVA	PR	2.66	Jan-13	Jan-42
SE Ijuí 2 in 230/69 kV – 166 MVA	23.22	300 MVA	RS	1.49	Oct-12	Oct-40
SE Nova Petrópolis 2 in 230/69 kV – 83 MVA	15.08	166 MVA	RS	2.52	Sep-12	Oct-40
SE Lajeado Grande in 230/138 kV – 75 MV	13.73	83 MVA	RS	1.64	Sep-12	Oct-40
SE Foz do Chapecó in 230/138kV – 100 MVA	16.98	100 MVA	RS	1.86	Oct-12	Oct-40
SE Povo Novo525/230 kV, 672 MVA (4 monophasic units 224 MVA)		672 MVA	RS	10.98	May-14	Jul-42
SE Marmeleiro 525 kV - Synchronous Compensator ±200 Mvar		200 MVA	RS	3.27	May-14	Jul-42
SE Santa Vitória do Palmar 525/138 kV, 75 MVA (1 three-phase unit)		75 MVA	RS	1.23	May-14	Jul-42

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
BRDE	30.3	29.8	05/15/2019	TJLP + 4.5% per year
BNDES	668.9	669.8	01/15/2028	Currency basket + 4% per year
Banco do Brasil	234.4	231.9	01/15/2028	TJLP + 2.65% per year
Eletrobras	939.5	948.2	03/30/2030	RGR + interest

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Currency
Eletrobras	32.5	34.0	12/30/2038	EUROS

Marketletter

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity	76.1	155.5	155.5	155.5	146.7	1,224.4
Generation	31.0	63.3	63.3	63.3	59.7	498.7
Transmission	45.1	92.2	92.2	92.2	87.0	725.7
Trading of energy
By creditor	76.1	155.5	155.5	155.5	146.7	1,224.4
Eletrobras	33.6	83.0	83.0	83.0	74.2	625.4
Others	42.5	72.5	72.5	72.5	72.5	599.0

14.1.2 SPE – R$ milhões

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity	248.4	152.6	160.8	161.4	161.3	1,680.5
Generation	141.2	97.9	106.1	106.7	106.6	1,364.2
Transmission	107.2	54.7	54.7	54.7	54.7	316.3
Trading of energy	-	-	-	-	-	-
By creditor	248.4	152.6	160.8	161.4	161.3	1,680.5
BRDE	3.9	5.6	5.6	5.6	5.6	12.6
BNDES	236.7	111.3	115.3	115.5	115.5	1,033.1
Banco do Brasil	2.2	10.0	11.1	11.2	11.2	177.5
Caixa Econômica	2.2	10.0	11.1	11.2	11.2	177.5
Bradesco BBI	1.6	7.1	8.1	8.1	8.1	127.5
Itaú BBA	1.4	6.7	7.5	7.6	7.6	119.5
Banco do Nordeste do Brasil	0.4	1.9	2.1	2.2	2.1	32.8

14.2 Energy purchase - NA

14.3 Energy sale

14.3.1 Parent company

Energy Sales Contracts	Unit	2012	2013	2014	2015	2016	After 2016
Regulated environment	MWh	1,467,631	1,463,621	1,463,621	1,463,621	1,467,631	35,141,311
	R$ million	220.97	224.41	224.41	224.41	225.02	5,390.44
Bilateral contracts	MWh
	R$ million
TOTAL	MWh	1,467,631	1,463,621	1,463,621	1,463,621	1,467,631	35,141,311
	R$ million	220.97	224.41	224.41	224.41	225.02	5,390.44

Marketletter

14.3.2 SPEs

Energy Sales Contracts	Unit	2012	2013	2014	2015	2016	After 2016
Regulated environment	MWh	268.22	289.08	289.08	289.08	289.08	289.08
	R$ million	39.52	43.38	43.38	43.38	43.38	43.38
Bilateral contracts	MWh
	R$ million
TOTAL	MWh	268.22	289.08	289.08	289.08	289.08	289.08
	R$ million	39.52	43.38	43.38	43.38	43.38	43.38

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 – By tenure

Generation

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	-	9
6 to 10	-	1
11 to 15	-	-
16 to 20	-	-
21 to 25	-	-
more than 25	-	-
Total	-	10

Transmission

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	199	162
6 to 10	236	237
11 to 15	103	127
16 to 20	-	-
21 to 25	211	210
more than 25	131	134
Total	880	870

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	234	227
6 to 10	102	108
11 to 15	41	41
16 to 20	-	-
21 to 25	176	175
more than 25	118	118
Total	671	669

Marketletter

15.2 – By region

State	Number of employees
	1Q12	2Q12
Santa Catarina	1,114	1,113
Rio Grande do Sul	176	172
Paraná	171	169
Mato Grosso do Sul	67	70
Rondônia	23	25

15.3 – By departments

Department	Number of employees
	1Q12	2Q12
Field	877	880
Administrative	674	669

16. Complementary work force- NA

17. Turn-over

1Q12	2Q12
0.16	0.16

Marketletter

Balance Sheet

(R$ thousand)

Assets	06/30/12	12/31/11
Current Assets
Cash and banks	3,871	4,640
Marketable securities	15,992	66,120
Clients	84,529	79,394
Taxes to recover	20,901	39,201
Acquisition of fuel to be recovered - Energetic development account - CDE	61,137	44,038
Stored materials	72,150	76,688
Expenses paid in advance	3,147	7
Other credits	1,855	2,728
	263,582	312,816

Non-Current Assets
Taxes to recover	4,945	4,945
Deposits linked to legal suits	9,577	7,545
	14,522	12,490
Property, plant and equipment
In service-net	1,420,019	1,460,084
In course	292,319	252,641
	1,712,338	1,712,725
Intangibles
In service – net	50	348
In course - net	498	297
	548	645
	1,727,408	1,725,860
Total Assets	1,990,990	2,038,676

Marketletter

Liabilities and Stockholders’ Equity	06/30/12	12/31/11
Current Liabilities
Suppliers	141,688	124,568
Payment-roll	5,011	6,039
Taxes and social contributions	11,594	23,250
Proposed dividends	53,197	39,205
Loans and financing	204,696	165,123
Sectorial charges	1,430	1,185
Estimated obligations	8,430	17,019
Early retirement	217	327
Provision for contingencies	20,501	14,836
Research and development	9,395	9,079
Others	3,797	567
	459,956	401,198

Non-Current Liabilities
Loans and financing	829,859	836,725
Sector charges	13,414	13,414
Early retirement	37	118
Resources for capital increase	499,330	452,704
	1,342,640	1,302,961

Stockholders’ Equity
Social Capital	337,877	337,877
Asset valuation adjustment	(19,044)	(19,044)
Legal reserves	2,596	2,596
Additional dividends proposal	-	13,088
Accrued income (losses)	(133,035)	-
	188,394	334,517
Total Liabilities and Stockholders’ Equity	1,990,990	2,038,676

Marketletter

Statement of Income

(R$ thousand)

	06/30/12	06/30/11
Operating Revenues
Electric energy	291,766	308,034
Other revenues	8	353
	291,774	308,387
Deductions from operating revenues
Consumer charges	(10,164)	(15,015)
Taxes and social contributions	(26,989)	(27,658)
	(37,153)	(42,673)
Net Operating Revenue	254,621	265,714
Cost of service of electric energy
Electric energy purchased for resale	(119,208)	(23,114)
Charges on the use of electric grid	(9,902)	(12,059)
	(129,110)	(35,173)
Operating cost
Personnel	(43,305)	(39,599)
Pension plan	(1,551)	(2,241)
Material	(31,216)	(17,606)
Raw material for production of electric energy	(79,977)	(58,700)
(-) Expense recuperation – fuel subvention	74,076	51,041
Third party services	(21,431)	(16,606)
Depreciation and amortization	(39,221)	(44,543)
Other expenses	(6,769)	(5,275)
	(149,394)	(133,529)
Gross operating result	(23,883)	97,012
Administrative expenses
Personnel	(8,745)	(6,841)
Pension plan	(686)	(472)
Depreciation and amortization	(718)	(758)
Other general and administrative expenses	(16,328)	(4,929)
General and administrative expenses	(26,477)	(13,000)
Service result	(50,360)	84,012
Other operating revenues net	979	1,158
Other operating revenues (expenses)	979	1,158
Financing revenues (expenses)
Financing revenues
Income from financial investments	1,779	4,409
Net monetary variation	111,074	51,238
Other	1,503	1,048
	114,356	56,695
Financing expenses
Debt charges	(40,724)	(21,840)
Monetary and currency variation	(156,322)	(15,431)
Other financial expenses	(1,792)	(17)
	(198,838)	(37,288)
Financing result	(84,482)	19,407
Income before income tax and social contribution	(133,863)	104,577
Social contribution	-	(6,612)
Income tax	-	(18,319)
Net income for the period	(133,863)	79,646
Shares outstanding at end of period (in thousands)	1,273,193	1,273,193
Income per 1,000 shares (R$)	(105.14)	62.56

Marketletter

Cash Flow

(R$ thousand)

	06/30/12	06/30/11
Operating Activities
Result before taxes	(133,863)	104,577
Social contribution and income tax	-	(24,931)
Net income (loss) for the period	(133,863)	79,646
Adjustments for:
Depreciation	40,302	44,747
Intangible amortization	298	554
Property Sales and adjustment - losses	858	(89)
Open market application revenue	(1,779)	(4,409)
Update advances for future capital increase	46,626	36,000
(Expenses) Interest revenue financial charge and AFCI	65,544	(33,856)
	151,849	42,947
Variations:
(Increase) / decrease in open market application	51,907	(22,600)
(Increase) / decrease in receivables	(5,135)	73,323
(Increase) / decrease in stored equipment	4,539	(839)
(Increase) / decrease in refundable taxes	18,300	(13,738)
(Increase) / decrease in law suit deposits	(2,033)	(1,846)
(Increase) / decrease in other assets	(19,366)	(50,551)
(Increase) / decrease in suppliers	17,120	224,752
(Increase) / decrease in wages and social contributions	(1,028)	843
(Increase) / decrease in payable taxes	(11,657)	(3,415)
(Increase) / decrease in other liabilities	(3,066)	29,430
(Increase) / decrease in provisions for contingencies	5,666	3,313
(Increase) / decrease in provisions for early retirement	(190)	(232)
	55,057	238,440
Operating activities – net cash	73,043	361,033
Investment Activities
Acquisition of property, plant and equipment asset	(40,773)	(358,812)
Acquisition of intangible asset	(201)	(12)
Investment Activities – net cash	(40,974)	(358,824)
Financing activities
Loans and financing - receipt	13,574	23,841
Loans and financing - amortization	(46,412)	(33,957)
Financing activities- net cash	(32,838)	(10,116)
Net increase (decrease) in cash and cash equivalents	(769)	(7,907)
Initial cash balance	3,871	7,186
Final cash balance	4,640	15,093
Net increase (decrease) in cash and cash equivalents	(769)	(7,907)

Marketletter

Analysis of the result

The Company presented, in the second quarter of 2012 an increase of 839.7% in net loss compared to the loss reported in the first quarter of 2012, going from a loss of R$ 13.2 million in the first quarter of 2012 to a loss of R$ 124.7 million in the second quarter of 2012, mainly due to the increased cost of power purchase and financial charges on financings.

Operating Revenue

In  generation:

The supply of electricity increased by 9.2%, from R$ 139.5 million in the first quarter of 2012 to R$ 152 million in the second quarter of 2012, mainly due to the effects of the tariff of supply contracts.

Cost of Electric Power Service

The electricity purchased for resale showed an increase of 112%, from R$ 38 million in the first quarter of 2012 to R$ 81 million in the second quarter of 2012, mainly due to:

•          High value of PLD (Settlement Price Differences);

•          Insufficient back-up energy higher in 2012 than in 2011 in all units;

•          Penalties involving TPP Candiota III (Phase C).

•          Charges for use of the grid showed an increase of 54.9%, from R $ 3.9 in the first quarter of 2012 to $ 6.0 million in the second quarter of 2012 according to the tariff recomposition.

Charges for use of the electricity grid showed an increase of 54.9%, from R$ 3.9 million in the first quarter of 2012 to R$ 6.0 million in the second quarter of 2012 according to the tariff recomposition.

The fuel for electricity production decreased by 5.7%, from R$ 41.2 million in the first quarter of 2012 to R$ 38.8 million in the first second quarter of 2012, mainly due to the maintenance operation of equipment which resulted in a reduction of generation.

The subsidy of fuel from the electricity production decreased by 2.8%, from R$ 37.6 million in the first quarter of 2012 to R$ 36.5 million in the second quarter of 2012, since  reimbursement of fuel generation was lower.

The depreciation and amortization fell by 18.2% from R$ 21.6 million in the first quarter of 2012 to R$ 17.6 million in the second quarter of 2012 due to the end of the depreciation of equipment of Phase A, sale of houses in the Workers Village and mainly due to changes in depreciation rates applied by the company, as defined by ANEEL.

Personnel expenses showed an increase of 48%, from R$ 17.5 million in the first quarter of 2012 to R$ 25.8 million in the second quarter of 2012, due to the payment of contractual terminations of employees who joined the retirement program and supplementary provisions for labor claims.

The material expenses fell by 18.8% from R$ 17.2 million in the first quarter of 2012 to R$ 14 million in the second quarter of 2012, mainly due to lower consumption of lime per maintenance operation at Candiota III (Phase C).

The third-party services showed a small reduction of 6.1%, from R$ 11.1 million in the first quarter of 2012 to R$ 10.4 million in the second quarter of 2012, remaining virtually unchanged.

General and Administrative Expenses

The General and Administrative expenses were up 6.5% from R$ 13.3 million in the first quarter of 2012 to R$ 14.2 million in the second quarter of 2012, mainly due to updating of the contingency provision for civil law suits.

Other Costs

The result of other costs showed a slight increase of 4.8%, from R$ 3.3 million in the first quarter of 2012 to R$ 3.5 million in the second quarter of 2012, remaining stable throughout the period.

Financial Results

Financial income decreased by 70%, from R$ 88.0 million in the first quarter of 2012 to R$ 26.4 million in the second quarter of 2012, mainly due to lower exchange rate variations of the appreciation of the US dollar.

Financial expenses were up 38% from R$ 79 million in the first quarter of 2012 to R$ 109.3 million in the second quarter of 2012, mainly due to the increase of exchange rate appreciation of the US dollar and also an increased burden of debt from one period to another.

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q12	2Q12
P. Médici (Candiota)	446	251.500	152,165.840	194,572.920
Candiota III – Fase C	350	292.000	611,245.370	434,653.410
S. Jerônimo (Candiota)	20	12.600	9,194.030	11,485.570
Nutepa (Candiota)	24	6.100	9.440	56.190
Total			772,614.680	640,768.090

Unit	Location (State)	Beginning of operation	End of concession	Non depreciated asset R$ million
P. Médici (Candiota)	RS	Jan-1974	Jul-15	184.3
CANDIOTA III – FASE C	RS	Jan-11	Authorization	1,350.3
S. Jerônimo (Candiota)	RS	Apr-1953	Jul-15	5.9
Nutepa (Candiota)	RS	Feb-1968	Jul15	4.1

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12	2Q12
Eletrobras	MWh	199,391.000	214,008.000
	R$ million	12.6	36.7
Others	MWh	127,055.009	108,372.756
	R$ million	25.5	56.3
Total	MWh	326,446.009	322,380.756
	R$ million	38.1	93.0

3. Energy sold

Own assets

Buyer	Sale model	1Q12		2Q12
		R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B	17.53	129,877.500	20.82	154,233.600
Others	A
	B	143.12	945,153.251	110.30	952,583.539
Total	A
	B	160.65	1,075,030.751	131.12	1,106,817.139

A - Through auction

B - Through free market agreements or bilateral contracts

Marketletter

4. CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12
Sale	R$ million
	MWh
	MWaverage
Purchase	R$ million	25.45	56.27
	MWh	127,055.009	108,372.756
	MWaverage
Net	R$ million	25.45	56.27
	MWh	127,055.009	108,372.756
	MWaverage

5. Fuel used to produce electricity

Type	Unit	1Q12		2Q12
		Amount	R$ million	Amount	R$ million
Fuel oil	Kg	6,319,610	8	7,795,840	8
Diesel Oil	L	185,750	0	40,400	0
Coal	T	766,431.160	24	637,171.53	22

6. Losses in generation - %

1Q12	2Q12
13.91	14.79

SPE not considered.

7. Average price– R$/MWh

Own assets

1Q12	2Q12
149.44	148.67

8. Extension of transmission lines - Km  - NA

9. Transmission lines total RAP– R$ million – NA

10. Losses in transmission - %  - NA

11. Main investments of parent company– R$ million

Project	1Q12	2Q12	2012 budget
Generation
Generation system maintenance - MSGEE	3	2	24
Environmental suitability	2	2	50
Phase A/B UPME revitalization	8	7	30
Other	-	-	6
Total	13	11	110

Marketletter

12. New investments - NA

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
Eletrobras	102.359	104.481	12/20/22	IPCA + 8% p.y.
Eletrobras	134.581	130.571	12/30/16	5% p.y.
Eletrobras	813	0.408	07/30/12	Selic + 0.5% p.y.
Eletrobras	3.348	1.683	07/30/12	Selic + 0.5% p.y.
Eletrobras	30.889	20.706	09/30/12	Selic + 0.5% p.y.
Eletrobras	12.481	14.201	06/30/18	0.5% p.y.
Eletrobras	20.869	25.890	09/30/12	Selic + 0.5% p.y.

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Currency
Eletrobras	471.589	525.543	12/20/2021	US$
Eletrobras	189.141	211.072	06/20/2016	US$

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	138.295	125.867	109.645	133.546	110.379	416.823
By creditor
Eletrobras	138.295	125.867	109.645	133.546	110.379	416.823

14.2 Energy purchase

Energy Purchase contracts	2012	2013	2014	2015	2016	After 2016
MWh	648,826.765
R$ million	133
MWh
R$ million

Marketletter

14.3 Energy sale

Parent company

Contracts of energy sales	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	4,428,034.000	3,775,560.000	3,775,560.000	3,775,560.000	2,872,368.000	2,557,920.00
	R$ million	595.2	615.5	646.3	678.6	586.7	565.9
Bilateral Contract	MWh	581,786.000	0	0	0	0	0
	R$ million	77.5	0	0	0	0	0
Total	MWh	5,009,820.000	3,775,560.000	3,775,560.000	3,775,560.000	2,872,368.000	2,557,920.00
	R$ million	672.7	615.5	646.3	678.6	586.7	565.9

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

                Generation

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	242	260
6 to 10	112	115
11 to 15	-	01
16 to 20	31	31
21 to 25	128	87
more than 25	199	227
Total	712	721

                15.2 By region

State	Number of employees
	1Q12	2Q12
Rio Grande do Sul	714	721

                15.3 – By departments

Department	Number of employees
	1Q12	1Q12
Field	565	572
Administrative	147	149

16. Complementary work force

Operational
1Q12	1,172
2Q12	1,170

Marketletter

17. Turn-over

1Q12	2Q12
1.51%	3.79%

Marketletter

2.Distribution Companies

Eletrobras Distribuição Acre has not completed its Financial Statements, concerning 1S12 due to adaptations implemented in the ERP system which serves the areas of accounting, warehouse, financial and payroll, in particular.

A set of measures is being adopted by the management of this subsidiary, necessary for the settling of detected non-conformities, including the acquisition of a new asset management system, already being deployed, as well as the review of the internal processes and information flows in order to have the work completed by 2S12.

Given the materiality of the investment maintained by Eletrobras distribution company of Acre, the impact on the consolidated financial statements does not affect the full understanding of the Eletrobras System, and therefore the decision making on the part of its users.

Company	Net		Service		Income/Loss of		EBITDA		EBITDA
	Operating Revenue		Result		the Period		(R$ million)		Margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Amazonas Energia	805	686	-72	-187	-312	-432	-2	-122	-0.30%	-17.70%
Distribuição Alagoas	432	367	-45	-42	-48	-34	-37	-34	-8.50%	-9.20%
Distribuição Piauí	484	450	24	13	-2	13	36	23	7.40%	5.00%
Distribuição Rondônia	435	359	-73	-54	-80	-72	-61	-41	-14.00%	-11.40%
Distribuição Roraima	86	62	-48	-47	-65	-59	-45	-45	-51.60%	-71.90%
Total	2,242	1,924	-214	-317	-507	-584	-109	-219

Eletrobras System Distribution

Company	Extension of the Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
Distribuição Acre	16,524	218,006	22	14
Distribuição Alagoas	18,113	932,554	102	39
Amazonas Energia	14,224	761,283	62	50
Distribuição Piauí	64,361	1,038,250	224	78
Distribuição Rondônia	21,856	529,368	52	50
Distribuição Roraima	3,014	90,952	1	3
Total	138,092	3,570,413	463	234

Extension of Transmission Lines - Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2012	Total (a+b)
Amazonas	601	-	-	601
Geration and Transmission Companies	58,147	1,822	94	59,969
Total	58,748	1,822	-	60,570

(b) The company's participation in the enterprise

Marketletter

Installed Capacity - MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2012	Total (a+b)
Amazonas	2,209	-	-	2,209
Rondônia	3	-	-	3
Eletrobras	-	13	-	13
Geration and Transmission Companies	38,602	966	133	39,568
Total	40,814	979	133	41,793

(b) The company's participation in the enterprise

Energy sold - MWh

	6 months 12	6 months 11
Amazonas Energia	2,667,548	2,337,150
Distribuição Piauí	1,226,423	1,080,520
Distribuição Alagoas	1,498,751	1,350,088
Distribuição Acre	-	-
Distribuição Roraima	284,096	248,875
Distribuição Rondônia	1,285,590	1,109,685
Total	6,962,408	6,126,318

Marketletter

Balance Sheet

(R$ thousand)

Assets	06/30/12	12/31/11
Current Assets
Cash and banks	143,324	94,928
Consumers	389,472	370,515
Taxes and social contributions to compensate	30,414	28,795
Reimbursement rights	4,094,598	2,917,335
Stored materials	22,671	13,011
Other credits	166,555	143,783
	4,847,034	3,568,367
Non-Current Assets
Taxes and social contributions to compensate	1,508,237	1,383,426
Deposits linked to legal suits	159,922	139,604
Investment	7,670	7,670
Intangible	1,619,953	1,476,138
Financial asset	637,615	631,111
Property, plant and equipment	1,287,346	1,310,156
Other credits	9,240	12,876
	5,229,983	4,960,981
Total Asset	10,077,017	8,529,348

Marketletter

Liabilities and Stockholders’ Equity	06/30/12	12/31/11
Current Liabilities
Suppliers	3,479,819	2,768,156
Loans and Financing	138,235	102,072
Taxes and social contributions	55,669	68,043
Estimated obligations	31,821	21,491
Reimbursement obligations	2,167,524	1,236,077
Sector charges	29,840	42,012
Leasing	151,618	142,997
Other	106,290	187,757
	6,160,816	4,568,605

Non-Current Liabilities
Loans and financing	520,363	452,759
Reimbursement obligations	1,548,863	1,401,167
Leasing	1,806,779	1,775,544
Provisions for Contingencies	194,502	171,141
Resources for capital increase	66,888	63,919
Concessions to pay	312,302	300,106
Others	65,470	83,102
	4,515,167	4,247,738
Stockholders’ Equity
Social Capital	4,330,917	4,330,917
Accumulated losses	(4,928,236)	(4,616,265)
Equity adjustment	(1,647)	(1,647)
	(598,966)	(286,995)
Total Liabilities and Stockholders’ Equity	10,077,017	8,529,348

Marketletter

Statement of Income

(R$ thousand)

	06/30/12	06/30/11
Operating revenues
Electric enegy supply	938,555	771,759
Construction revenues	171,803	168,692
Other operating renenues	8,224	5,319
	1,118,582	945,770
Deduccions from operating revenues
ICMS	(161,184)	(135,243)
PIS/PASEP	(15,142)	(12,534)
COFINS	(69,743)	(57,734)
RGR	(21,330)	(17,307)
CCC	(38,113)	(30,173)
Consumers charges	(8,174)	(6,721)
	(313,686)	(259,712)
Net operating revenue	804,896	686,058
Electric energy service cost
Electric energy purchased for resale	(36,103)	(142,276)
Operational cost
Personnel	(125,998)	(115,435)
Material	(27,720)	(34,340)
Third party services	(75,460)	(69,272)
Construction expense	(171,803)	(168,692)
Fuel for production of electric energy	(1,539,884)	(954,410)
Expense recovery – Fuel purchased	1,516,025	1,060,450
Depreciation - Property, plant and equipment	(66,093)	(61,833)
Rentals	(172,185)	(143,536)
Others	(1,244)	(3,721)
	(664,362)	(490,789)
	(700,465)	(633,065)
Income (Loss) Gross operating	104,431	52,993
Operating expenses
Sales expense	(85,324)	(74,369)
General and administrative expenses	(64,130)	(65,088)
Other operating revenues (expenses)	(26,655)	(100,207)
	(176,109)	(239,664)
Service Result	(71,678)	(186,671)
Income (expense) financing
Arrears on electricity sold	12,227	13,840
Asset monetary variation	974	187
Liability monetary variation	(333)	(29)
Debt charges	(27,202)	(24,690)
Charges – leasing	(191,806)	(184,811)
Others	(34,153)	(49,584)
	(240,293)	(245,087)
Operating result	(311,971)	(431,758)
Loss for the period	(311,971)	(431,758)

Marketletter

Cash Flow
(thousand Reais)

	06/30/12	06/30/11
Operating activities – cash flow
Loss for the period	(311,971)	(431,758)
Adjustments to reconcile loss to cash provided by operations
Depreciation and amortization	69,582	65,144
Financing charges	28,822	23,313
Financing charges - leasing	191,806	184,811
Provision for credit of questionable liquidation	41,588	28,893
Provision for contingencies - constitution	19,978	45,556
Write-off of financing assets - concession	-	41,599
Write-off of intangible assets	1,354	16,815
Write-off of Property, plant and equipment assets	6	-
Write-off of expired tax credits	-	42,504
Impairment	-	5,191
	41,165	22,068
Current Asset variations
Clients	(60,545)	(22,158)
Stored material	(9,660)	(1,211)
Taxes and social contributions	(1,619)	(1,840)
Reimbursement rights	(1,177,263)	130,539
Others	(22,772)	(49,808)
	(1,271,859)	55,522
Non-Current asset variations
Taxes and social contributions	(124,811)	(114,154)
Financing asset - concession	(143,817)	(145,483)
Others	3,636	54
	(264,992)	(259,583)
Current liability variations
Supplier	711,663	208,482
Reimbursement Obligations	931,447	-
Leasing	8,621	5,242
Taxes and social contributions	(12,374)	(10,111)
Sectorial charges	(12,172)	14,623
Estimated obligations	10,330	9,331
Others	(81,467)	48,642
	1,556,048	276,209
Non-current liability variations
Reimbursement Obligations	147,696	243,010
Leasing	(160,571)	(146,754)
Provision for contingencies	3,383	1,745
Special obligations – financing asset concession	2	92,043
Special obligations – intangible asset	-	15,068
Others	(17,632)	(15,931)
	(27,122)	189,181
Cash from Operating Activities
Financing charges – payment	(18,620)	(17,417)
Legal deposits	(20,318)	(18,608)
Net Cash (Used in) Generated by Operating Activities	(5,698)	247,372
Cash from investment activities
Property, plant and equipment acquisition	(11,858)	(5,972)
Intangible acquisition	(4,544)	(703)
Intangible acquisition - concession	(26,038)	(31,167)
Net Cash used in investment activities	(42,440)	(37,842)
Financing Activities
Loans and financing obtained	136,290	58,308
Loans and financing payment	(39,756)	(21,523)
Net cash used in financing activities	96,534	36,785
Increase (Decrease) in Cash and Cash Equivalents	48,396	246,315
Cash and cash equivalents at beginning of the period	94,928	68,189
Cash and cash equivalents at end of the period	143,324	314,504

Marketletter

Analysis of the result

In the first semester of 2012 the company presented a loss 27.7% lower than the previous year, from R$ 431.8 million in the first half of 2011, to R$ 312,0 million in the first half of 2012. The main variations are described below.

Operational Revenue

The supply of electric energy (consider supply revenue the sum of the of supply items and financial asset compensation revenue) showed an increase of 12.1%, from R$ 442,5 million in the first quarter of 2012, to R$ 496,1 million in the second quarter of 2012, due mainly to the increase in the amount of consumers, which increased from 753,133 thousand in the first quarter to 761,283 thousand in the second quarter of 2012, with consequent increase in energy generation.

Operational Revenue Deductions

In operating revenue deductions, the ICMS (Tax over Service and Goods Circulation), presented an increase of 26.3%, from R$ 71.2 million in the first quarter of 2012, to R$ 90.0 million in the second quarter of 2012, mainly due to the increase in the tax base of the ICMS motivated by reprogramming the customer billing "A" group of Industrial and commercial classes.

Electric Energy Service Cost

The electricity purchased for resale declined by 11.3% from R$ 19.1 million in the first quarter of 2012, to R$ 17.0 million in the second quarter of 2012, as a result of the increase in production of own energy.

The cost of operation with depreciation and amortization presented a 1.5% increase from R$ 32.8 million in the first quarter of 2012, to R$ 33.3 million in the second quarter of 2012,  therefore, an insignificant impact on the company's result.

The cost of personnel operation showed an increase of 15.3%, from R$ 58.5 million in the first quarter of 2012, to R$ 67.5 million in the second quarter of 2012, mainly due to the registration of participation in the profits and results (PLR), paid to the employees during the month of May/2012.

The operational costs with materiasl presented a reduction of 34.1% from R$ 16.7 million in the first quarter of 2012, to R$ 11.0 million in the second quarter of 2012. In the first quarter of 2012 there was use of various materials in the maintenance of gas generating units at the Mauá Plant, which did not happen in the second quarter of 2012.

The cost of operation with third-party services registered an increase of 4.5%, from R$ 36.9 million in the first quarter of 2012, to R$ 38.6 million in the second quarter of 2012, therefore, an insignificant impact on the company's results.

The recovery of expenses in CCC fuel purchase presented a reduction of 3.0%, from R$ 769,7 million in the first quarter of 2012 to R$ 746,3 million in the second quarter of 2012, on the basis of the reduced cost of generation as a whole.

Operational Revenue (expenses)

Personnel expenditure (considering as operating expense with the Personnel items of general and administrative expenses and the cost of sales) presented a 32.49% increase from R$ 18.5 million in the first quarter of 2012, to R$ 24.5 million in the second quarter of 2012, mainly due to the registration of participation in the profits and results (PLR), paid to the employees during the month of May/2012.

Provisions/Reversals of provisions showed a decrease of 9.0%, from R$ 32.2 million in the first quarter of 2012, to R$ 29.3 million in the second quarter of 2012, therefore, an insignificant impact on the company's results.

Financial Result

The financial income showed an increase of 88.2%, from R$ 27.2 million in the first quarter of 2012, to R$ 51.1 million in the second quarter of 2012, mainly due to the line item monetary update of law No. 12,111/09. While in the first quarter of 2012 the update index by the IGP-M was 0.62% in the second quarter of 2012 it was 2.53%.

Financial expenses increased 88.6%, from R$ 110.4 million in the first quarter of 2012, to R$ 208.2 million in the second quarter of 2012, mainly because of the following items:

Financial leasing charges, resulting from the update index by the IGP-M, which was 0.62% in the first quarter, and 2.53%, in the second quarter of 2012.

Other financial Expenses, that in the first quarter of 2012 had its value reduced, due to the registration of R$ 19.8 million related to reclassifications of three  ANEEL suits, which migrated from the administrative to the judicial sphere.

Marketletter

Market Data

1.     Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q12	2Q12
Parintins	33.16	10.083	22,022	46,476
Itacoatiara	34.83	6.328	13,820	31,377
Manacapuru	28.93	10.868	23,741	51,149
Barreirinha	3.71	0.729	2,224	4,534
Coari	20.85	7.572	16,537	35,130
Maués	12.43	3.822	8,347	16,595
Humaitá	15.37	4.661	10,179	21,348
Urucará	4.67	1.484	3,240	6,493
Benjamin Constant	7.32	2.549	5,567	11,368
Tefé	18.2	6.783	14,814	31,269
Manicoré	7.67	2.489	5,437	11,321
Autazes	6.07	1.753	3,829	8,678
Codajás	7	1.653	3,611	7,455
Eirunepé	10.62	1.996	4,360	8,873
Nova Olinda do Norte	6.52	1.996	4,060	8,583
Atalaia do Norte	1.19	0.05	109	244
Barcelos	4.87	1.367	2,985	5,953
Lábrea	9.54	2.611	5,703	11,820
São Paulo de Olivença	3.79	0.986	2,153	4,478
Santo Antônio do Içá	3.22	1.04	2,272	4,798
Carauari	7.18	2.036	4,447	9,220
Fonte Boa	6.23	1.662	3,631	6,714
Boca do Acre	8.22	2.538	5,543	11,710
São Gabriel da Cachoeira	8.42	3.021	6,598	13,591
Itapiranga	3.06	0.985	2,151	4,724
Anori	4.16	1.073	2,343	4,843
Silves	2.5	0.498	1,087	2,292
Augusto Montenegro	0.6	0.055	121	258
Nhamundá	4.58	0.961	2,100	4,518
Tabatinga	15.43	5.336	11,653	23,802
Novo Aripuanã	5.69	1.584	3,459	7,106
Borba	3.6	1.851	4,044	8,632
Santa Isabel do Rio Negro	2.42	0.676	1,475	3,028
Jutaí	6.18	1.182	2,582	5,283
Novo Airão	5.27	1.206	2,634	5,404
Ipixuna	3.04	0.597	1,303	2,684
Envira	3.38	0.856	1,870	3,776
Cucuí	0.57	0.073	160	309
Japurá	0.18	0.044	96	215
Maraã	3.69	0.628	1,371	2,831
Juruá	2.49	0.462	1,010	2,234
Tapauá	3.71	1.155	2,524	5,304
Canutama	2.23	0.613	1,339	2,858
Pauini	2.62	0.698	1,524	3,217

Marketletter

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q12	2Q12
Careiro	2.5	0.859	1,875	3,533
Amaturá	1.8	0.446	974	1,991
Estirão do Equador	0.72	45.207	99	209
Palmeiras	0.72	0.053	115	233
Ipiranga	0.42	0.054	118	234
Vila Bittencourt	0.57	0.068	147	309
Iauaretê	1	0.178	388	758
São Sebastião do Uatumã	2.64	0.638	1,393	2,955
Tonantins	3.46	0.944	2,062	3,971
Alvarães	2.72	0.641	1,401	3,044
Beruri	2.97	0.756	1,651	3,360
Caapiranga	2.06	0.493	1,076	2,333
Uarini	1.94	0.615	1,343	2,831
Urucurituba	2.84	0.787	1,720	3,678
Pedras	0.57	0.102	222	480
Anamã	1.73	0.54	1,180	2,299
Itamarati	2.56	0.405	885	1,892
Castanho	12.72	4.195	9,162	18,883
Rio Preto da Eva	11.21	3.389	7,403	15,264
Limoeiro	1.79	0.335	732	1,511
Boa Vista do Ramos	2.31	0.738	1,611	3,400
Manaquiri	3.01	1.118	2,442	5,193
Caviana	0.58	0.122	267	549
Campinas	0.43	0.06	131	269
Caiambé	0.88	0.121	264	502
Murituba	0.3	0.033	73	137
Apuí	7.19	1.381	3,017	6,332
Mocambo	0.89	0.188	410	725
Belém do Solimões	0.84	0.213	464	953
Itapeaçú	0.85	0.153	333	746
Caborí	0.78	0.095	207	628
Cametá	0.612	0.136	298	653
Sacambú	0.448	0.064	140	295
Novo Remanso	4.06	1.331	2,907	6,070
Tuiué	0.71	0.096	211	443
Jacaré	0.34	0.164	357	779
Novo Céu	1	0.404	883	1,947
Vila Amazônia	2.08	0.341	744	-
Axinim	0.66	0.107	234	1,622
Vila Urucurituba	0.38	0.059	129	506
Arara	0.332	0.052	114	274
Feijoal	0.778	0.062	136	246
Lindoia	1	0.304	663	295
Moura	0.52	0.065	143	1,368
Santana	0.31	0.051	112	290
Sucunduri	0.16	0.048	106	223
Carvoeiro	0.33	0.016	34	225
Itapuru	0.31	0.02	44	70
Betânia	0.43	0.111	242	91
Vila de Matupí	1.85	0.619	1,352	488
Auxiliadora	0.468	0.079	172	2,702
Santa Rita Well	0.62	0.183	140	355

Marketletter

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q12	2Q12
Parauá	0.568	0.096	328	587
Belo Monte	0.246	0.044	168	532
Vila de Alterosa	0.33	0.067	103	274
UHE Balbina	277.5	285,486.60	285,487	299,846.2
UTE Aparecida	251.5	206,143.70	206,144	242,858.8
UTE Mauá	788.4	425,763.05	425,763	535,203.6
UTE Electron	121.1	911.7	912	2,343.3
UT CO Cidade Nova	29.6	19,096.20	19,096	20,149.0
UT AS São José	73.4	59,172.30	59,172	67,672.5
UT FO Flores	124.7	87,184.60	87,185	102,172.6
UTE Distrito	49	37,207.00	37,207	33,457.4
UTE Iranduba	54.7	28,026.00	28,026	28,882.7
Total	2,209

Marketletter

Unit	Location (State)	Beginning of operation	End of concession	Non depreciated asset R$ million
Parintins	Amazonas	Dec-65	Undefined	10.0
Itacoatiara	Amazonas	Sep-66	Undefined	3.3
Manacapuru	Amazonas	Jan-67	Undefined	6.6
Barreirinha	Amazonas	Jun-67	Undefined	0.5
Coari	Amazonas	Sep-67	Undefined	5.2
Maués	Amazonas	Dec-67	Undefined	2.3
Humaitá	Amazonas	Jul-68	Undefined	3.7
Urucará	Amazonas	Jun-68	Undefined	1.7
Benjamin Constant	Amazonas	Aug-68	Undefined	1.8
Tefé	Amazonas	Aug-68	Undefined	5.5
Manicoré	Amazonas	May-69	Undefined	1.2
Autazes	Amazonas	Jun-69	Undefined	0.8
Codajás	Amazonas	Sep-69	Undefined	0.9
Eirunepé	Amazonas	Sep-69	Undefined	1.8
Nova Olinda do Norte	Amazonas	Oct-69	Undefined	1.2
Atalaia do Norte	Amazonas	Mar-70	Undefined	0.1
Barcelos	Amazonas	Jul-70	Undefined	1.0
Lábrea	Amazonas	Aug-70	Undefined	2.7
São Paulo de Olivença	Amazonas	Jan-71	Undefined	0.5
Santo Antônio do Içá	Amazonas	Jan-71	Undefined	0.4
Carauari	Amazonas	Jan-71	Undefined	0.7
Fonte Boa	Amazonas	Jan-71	Undefined	1.0
Boca do Acre	Amazonas	Feb-71	Undefined	3.0
São Gabriel da Cachoeira	Amazonas	Mar-71	Undefined	0.8
Itapiranga	Amazonas	Oct-71	Undefined	0.4
Anori	Amazonas	Oct-71	Undefined	0.8
Silves	Amazonas	Oct-71	Undefined	0.3
Augusto Montenegro	Amazonas	Oct-71	Undefined	0.4
Nhamundá	Amazonas	Nov-71	Undefined	0.9
Tabatinga	Amazonas	Nov-71	Undefined	5.8
Novo Aripuanã	Amazonas	Jun-72	Undefined	0.5
Borba	Amazonas	May-72	Undefined	1.6
Santa Isabel do Rio Negro	Amazonas	Oct-72	Undefined	0.3
Jutaí	Amazonas	May-72	Undefined	1.7
Novo Airão	Amazonas	Jul-73	Undefined	0.7
Ipixuna	Amazonas	Jul-73	Undefined	0.4
Envira	Amazonas	Aug-73	Undefined	0.5
Cucuí	Amazonas	Oct-73	Undefined	0.2
Japurá	Amazonas	Oct-73	Undefined	0.1
Maraã	Amazonas	Oct-73	Undefined	0.4
Juruá	Amazonas	Oct-73	Undefined	31
Tapauá	Amazonas	Dec-73	Undefined	0.0
Canutama	Amazonas	Dec-73	Undefined	0.4
Pauini	Amazonas	Sep-74	Undefined	0.4
Careiro	Amazonas	Sep-74	Undefined	0.7
Amaturá	Amazonas	Nov-74	Undefined	0.3
Estirão do Equador	Amazonas	Dec-74	Undefined	0.1
Palmeiras	Amazonas	Dec-74	Undefined	0.1
Ipiranga	Amazonas	Jan-75	Undefined	0.1
Vila Bittencourt	Amazonas	Dec-75	Undefined	0.1
Iauaretê	Amazonas	Apr-75	Undefined	0.2
São Sebastião do Uatumã	Amazonas	Apr-75	Undefined	0.2

Marketletter

Unit	Location (State)	Beginning of operation	End of concession	Non depreciated asset R$ million
Tonantins	Amazonas	Apr-75	Undefined	0.3
Alvarães	Amazonas	May-75	Undefined	0.2
Beruri	Amazonas	Dec-75	Undefined	0.3
Caapiranga	Amazonas	Jan-75	Undefined	0.2
Uarini	Amazonas	Feb-76	Undefined	0.5
Urucurituba	Amazonas	Jan-75	Undefined	0.3
Pedras	Amazonas	Aug-76	Undefined	0.1
Anamã	Amazonas	Jan-76	Undefined	0.2
Itamarati	Amazonas	Feb-76	Undefined	0.3
Castanho	Amazonas	Dec-79	Undefined	1.0
Rio Preto da Eva	Amazonas	Jun-04	Undefined	0
Limoeiro	Amazonas	Nov-82	Undefined	0.3
Boa Vista do Ramos	Amazonas	Mar-86	Undefined	0.5
Manaquiri	Amazonas	Jun-84	Undefined	0.1
Caviana	Amazonas	Jul-86	Undefined	0.1
Campinas	Amazonas	Jul-86	Undefined	0.2
Caiambé	Amazonas	Aug-76	Undefined	0.2
Murituba	Amazonas	Aug-86	Undefined	0.2
Apuí	Amazonas	Sep-86	Undefined	1.1
Mocambo	Amazonas	Mar-87	Undefined	0.2
Belém do Solimões	Amazonas	Mar-87	Undefined	0.2
Itapeaçú	Amazonas	Mar-87	Undefined	0.2
Caborí	Amazonas	Sep-92	Undefined	0.2
Cametá	Amazonas	Sep-92	Undefined	0.2
Sacambú	Amazonas	Dec-92	Undefined	0.2
Novo Remanso	Amazonas	Aug-98	Undefined	0.5
Tuiué	Amazonas	Sep-98	Undefined	0.2
Jacaré	Amazonas	Aug-98	Undefined	0.1
Novo Céu	Amazonas	Aug-98	Undefined	0.2
Zé Açú	Amazonas	Sep-98	Undefined	0.2
Vila Amazônia	Amazonas	Sep-98	Undefined	0.2
Axinim	Amazonas	Oct-98	Undefined	0.1
Vila Urucurituba	Amazonas	May-99	Undefined	0.1
Arara	Amazonas	Apr-00	Undefined	0.1
Feijoal	Amazonas	Feb-00	Undefined	0.1
Lindoia	Amazonas	Jul-00	Undefined	0.4
Moura	Amazonas	Apr-04	Undefined	0.5
Santana	Amazonas	Jul-05	Undefined	0
Sucunduri	Amazonas	Oct-06	Undefined	0
Carvoeiro	Amazonas	Mar-06	Undefined	0
Itapuru	Amazonas	Oct-10	Undefined	0
Betânia	Amazonas	Jul-06	Undefined	0.1
Vila de Matupí	Amazonas	Aug-06	Undefined	0.5
Auxiliadora	Amazonas	Oct-06	Undefined	0
Santa Rita Well	Amazonas	Nov-06	Undefined	0.7
Parauá	Amazonas	Sep-03	Undefined	0.1
Belo Monte	Amazonas	Oct-06	Undefined	0
Vila de Alterosa	Amazonas	Oct-06	Undefined	0
UHE Balbina	Amazonas	Jan-89	Mar-27	403.5
UTE Aparecida	Amazonas	Feb-84	Undefined	42.3
UTE Mauá	Amazonas	Apr-73	Undefined	43.0
UTE Electron	Amazonas	Jun-05	Undefined	0
UT CO Cidade Nova	Amazonas	Aug-08	Undefined	0
UT AS São José	Amazonas	Feb-08	Undefined	0
UT FO Flores	Amazonas	Aug-08	Undefined	0
UTE Distrito	Amazonas	Oct-10	Undefined	0
UTE Iranduba	Amazonas	Nov-10	Undefined	0

Marketletter

2.     Electric energy purchased for resale

System	Unit	1Q12	2Q12
Eletrobras (Guajará)	MWh	409.853	1,283
	R$ million	0.2	0.3
Others (PIE'S-Independent Producer.- Self producer)	MWh	641,218	619,521
	R$ million	20.7
Total	MWh	641,628	620,804
	R$ million	20.9	20.4

3.     Energy sold

Distribution to	1Q12		2Q12
	R$ million	MWh	R$ million	MWh
State utilities	71.2	209,001	70.1	204,719
Industrial	151.7	478,859	148.3	450,941
Residential	139.8	342,718	153.4	374,814
Commercial	118.3	289,991	120.0	284,241
Others	3.7	15,947	3.7	16,317
Total	484.7	1,336,516	495.5	1,331,032

4.     Number of Consumer Units Serviced

	1Q12	2Q12
State utilities	532	630
Industrial	3,154	3,161
Residential	636,074	643,067
Commercial	65,965	66,496
Others	47,408	47,929
Total	753,133	761,283

5.     Network Expansion - number of new connections

1Q12	2Q12
7,747	9,693

6.     Substations

	1Q12	2Q12
Ses 69/13.8 kV	21	21
Ses special consumers	29	29
Total	50	50

Marketletter

7.     Fuel used to produce electricity

Type	Unit	1Q12		2Q12
		Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	79,931,515	755.5	87,230,667	784.4

8.     Losses  - %

1Q12		2Q12
Technical	Commercial	Technical	Commercial
1.47%	33.54%	1.81%	38.04%

9.     Extension of distribution lines – 06/30/2012

Tension kV	Extension Km
	1Q12	2Q12
138kv
69kv
34,5kv
13,8kv Urb.	2,119.01	2,155.12
13,8kv Rural	11,994.34	12,069.12

Obs: In the first and second quarters of 2012 work was completed on: TL Ponta do Ismael - Ponta Negra 69 kV - 4km, but this line was not energized, depending on the deployment of bays in substations Ponta Negra 69 kV and Ponta do Ismael. These works are still in progress. In the case of Ponta Negra, it is still in a bidding process

10.  Extension of transmission lines – 06/30/2012

Line	Extension Km	Tension Kv	Date of energization
Balbina–Cristiano Rocha	158.513	230.0	Nov-06
Manaus–Cristiano Rocha	22.704	230.0	Nov-06
Ramal de Transmissão–Presidente Figueiredo	0.129	230.0	Sep-98
Balbina – Manaus I	180.344	230.0	May-89
Balbina – Balbina – Circuit 1	0.590	230.0	Feb-89
Balbina – Balbina – Circuit 2	0.635	230.0	Mar-89
Balbina – Balbina – Circuit 3	0.635	230.0	Apr-89
Balbina – Balbina – Circuit 4	0.680	230.0	Sep-89
Balbina – Balbina – Circuit 5	0.680	230.0	Jul-89
TOTAL	364,91

Marketletter

Line	Extension Km	Tension Kv	Date of energization
Manaus I – São José	7.335	69.0	Feb-01
Manaus I - Mauá	11.815	69.0	Oct-91
Manaus I – Distrito I – Circuito 1	4.684	69.0	Out-91
Manaus I – Distrito I – Circuito 2	4.684	69.0	Nov-06
Manaus I – V8 – Circuito 1	1.160	69.0	Oct-91
Manaus I – V8 – Circuito 2	1.160	69.0	Oct-91
Manaus I – Cachoeirinha	6.112	69.0	Jul-92
Manaus I – Seringal Mirim – Circuito 1	6.649	69.0	Sep-97
Manaus I – Seringal Mirim – Circuito 2	7.277	69.0	Oct-97
Manaus I– Flores – Circuito 1	4.460	69.0	Feb-89
Manaus I – Flores – Circuito 2	4.581	69.0	Nov-01
Manaus I – Flores – Circuito 3	4.842	69.0	Dec-07
Manaus I – Cidade Nova	7.463	69.0	Jan-96
Manaus I – Santo Antônio	9.516	69.0	Mar-05
Flores – Redenção	1.469	69.0	Nov-08
Redenção – Ponta Negra	4.515	69.0	Nov-08
Flores – Ponta Negra	5.953	69.0	Dec-07
Aparecida – Ponta Negra	8.610	69.0	Jul-83
Aparecida – Seringal Mirim	3.795	69.0	Feb-97
Aparecida – Cachoeirinha	3.994	69.0	Mar-05
Aparecida – El Paso	0.153	69.0	Nov-99
Mauá – Distrito I – Circuito 1	7.480	69.0	Apr-77
Mauá – Distrito I – Circuito 2	5.541	69.0	Apr-99
Mauá – Distrito Ii – Circuito 1	4.122	69.0	Nov-97
Mauá – Distrito Ii – Circuito 2	4.107	69.0	Mar-04
Mauá – Cachoeirinha	9.388	69.0	Feb-05
Mauá – Cidade Nova	18.170	69.0	Aug-06
Mauá – Mauá Geração – Circuito 1	0.533	69.0	Feb-04
Mauá – Mauá Geração – Circuito 2	0.226	69.0	Feb-04
Mauá – El Paso	0.200	69.0	Mar-04
Mauá Geração – São José	8.922	69.0	Mar-04
Mauá Geração – Consumidores Especiais	12.303	69.0	Jul-04
Eletro – Mauá	0.357	69.0	Jan-81
Distrito I – Consumidores Especiais	7.723	69.0	Mar-96
Distrito Ii – Cachoeirinha	7.422	69.0	Nov-97
Seringal Mirim – Cachoeirinha	3.980	69.0	Feb-97
Santo Antônio – Sivam	5.326	69.0	Mar-05
Ponta Do Ismael – Iranduba	18.043	69.0	Jun-06
Flores – Ambev	7.335	69.0	Feb-01
Ramal De Serviço – Tratamento de Água	0.186	69.0	Apr-11
Ramal De Serviço – Captação de Água	4.344	69.0	Apr-11
Total	235.935

Marketletter

11.  DEC- Duration of interruptions - in hours

1Q12	2Q12
15.84	14.75

12.  FEC – Frequency of interruptions – Number of outages

1Q12	2Q12
12.96	13.37

13.  TMA – Average response time – in minutes

1Q12	2Q12
151.08	146.29

14.  Average price– R$/MWh

1Q12	2Q12
426.57	393.46

15.  Main investments – R$ million

Project	1Q12	2Q12	Budget 2012
Distribution	45.8	123.0	707.0
Extension of Urban distribution	15.6	40.3	354.5
“Light for All” Program	11.5	40.8	169.1
Maintenance of the distribution system	1.0	2.0	46.0
Maintenance of the urban net work	17.7	39.8	137.0
Others (infrastructure)	4.1	16.5	65.3
Transmission	3.6	8.6	125.0
Generation	26.6	47.1	188.0
Total	80.1	192.9	1,085.00

Marketletter

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
Eletrobras	516	659	04/2023	RGR

17.  Contract obligations 06/30/2012

Loans and financing	2012	2013	2014	2015	2016	After 2016
	138	72	141	109	84	115

Energy Purchase Contracts	1Q12	2Q12	*Budget 2012	2013	2014	2015	2016	After 2016
R$ million	126.00	124.87	260.35	540.34	566.06	593.00	621.57	650.80
MWh	628,850.827	9,681.040	1,346,880.000	2,671,800.00	2,671,800.00	2,671,800.00	2,679,120.00	2,671,800.00

*Estimated values - DTE july to december/12.

18.  Default – more than  120 days – 06/30/2012

Class	R$ million
State utilities	1.21
Industrial	61.76
Residential	24.29
Commercial	23.69
Others	51.35
Total	162.30

19.  Number of employees  (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Generation and transmission

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	266	261
6 to 10	40	42
11 to 15	174	148
16 to 20	131	157
21 to 25	187	175
more than 25	108	128
Total	906	911

Marketletter

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	190	203
6 to 10	44	47
11 to 15	33	24
16 to 20	32	31
21 to 25	111	111
more than 25	116	123
Total	526	539

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	317	297
6 to 10	95	106
11 to 15	67	47
16 to 20	88	107
21 to 25	148	134
more than 25	148	151
Total	863	842

19.2 By region

State	Number of employees
	1Q12	2Q12
Amazonas	2,295	2,292

19.3 By departments

Department	Number of employees
	1Q12	1Q12
Field	1,432	1,450
Administrative	863	842

20    Complementary work force

Operational
1Q12	1,783
2Q12	1,783

21    Turn-over

1Q12	2Q12
0.17	0.23

Marketletter

Balance Sheet

(R$ thousand)

Assets	06/30/12	12/31/11
Current Assets

Cash and banks	52,094	39,365
Consumers and concessionaires	187,719	197,019
Taxes and social contributions to compensate	4,682	6,029
Compensation right	11,091	7,108
Stored materials	6,111	5,838
Other credits	31,808	23,003
	293,505	278,362

Non-Current Assets
Long-term assets
Consumers	179,147	189,915
Taxes and social contributions to compensate	4,783	4,782
Collaterals and tied deposits	34,423	33,344
Financing assets - concessions	475,308	429,452
Investments	168	168
Intangible	37,851	50,750
Property, plant and equipment	25,055	24,243
Others	4,017	3,804
	760,752	736,458
Total of Assets	1,054,257	1,014,820

Marketletter

Liabilities	06/30/12	12/31/11
Current Liabilities

Suppliers	92,019	78,718
Loans and financing	86,968	127,541
Taxes and social contributions	34,580	36,569
Estimated obligation	20,932	11,291
Compensation obligations	33,772	30,311
Sector charges	9,278	11,536
Post-retirement benefit	20,267	20,084
Others	30,465	33,507
	328,281	349,557

Non-Current Liabilities

Loans and financing	321,625	225,731
Taxes and social contributions	9,346	10,599
Provision for contingencies	89,607	86,880
Post-retirement benefit	11,128	12,258
Resources for capital increase	106,485	97,354
Other obligations	17,972	15,067
	556,163	447,889

Stockholders’ Equity

Social Capital	525,484	525,484
Accrued losses	(334,645)	(287,084)
Other comprehensive income	(21,026)	(21,026)
	169,813	217,374
Total Liabilities	1,054,257	1,014,820

Marketletter

Statement of Income

(R$ thousand)

	06/30/12	06/30/11
Net Operating Revenue	431,865	366,841
Operational cost
Cost of electric energyétrica	(249,870)	(200,688)
Operational cost	(104,185)	(93,288)
Cost of service rendered to third parties	(46,045)	(22,796)
	(400,100)	(316,772)
Gross Income	31,765	50,069
Operating Expenses	(76,390)	(91,664)
Electric Energy service - losses	(44,625)	(41,595)
Financing result	(2,936)	7,826)
Net income (loss) for the period	(47,561)	(33,769)
Basic and diluted Net income (loss) per share
Common	(0.09)	(0.06)
Preferred	(0.10)	(0.07)

Marketletter

Cash Flow

(thousands reais)

	06/30/12	06/30/11
Cash from operation activities
Operational activities
Losses of the period	(47,561)	(33,769)
Adjustments
Depreciation and Amortization	7,754	7,905
Financing result – advance for future capital increase and loans	13,812	5,176
Financing result – taxes and other liabilities	(2,447)	(2,890)
Provision for credit of questionable liquidation	27,151	36,321
Provision for contingencies	2,825	3,853
Provision for losses in stored material	(244)
Fiscal instalment amortization and update	(1,483)	(1,415)
Other operational expenses	(958)	(6,913)
Sub Total	46,410	44,485
Assets and liabilities variation
Clients	(3,425)	(20,548)
Taxes and social contributions	1,346	1,685
Reembursement rights	(3,983)	381
Stored material	(517)	(649)
Other assets	(9,431)	(18,534)
Suppliers	13,301	(43,573)
Taxes and social contributions	(2,059)	(7,602)
Estimated obligations	9,641	2,482
Reembursement obligations	3,461	2,709
Sectorial charges	(2,258)	(2,389)
Post-employment benefits	(947)	(1,000)
Other liabilities	(634)	4,985
Sub Total	4,495	(82,053)
Net cash from operational activities	3,344	(71,337)
Investment activities
Financing asset acquisition – public service concession	(45,856)	(11,016)
Financing asset write-of f- public service concession		1,332
Intangible acquisition	(8,858)
Intangible write-off	15,633	10,731
Property, plant and equipment acquisition	(2,175)	(382)
Property, plant and equipment write-off		48
Net cash from investment activities	(41,256)	713
Financing activities
Income from loans and financing	72,907	22,910
Capital increase		77,350
Loans and financing amortization - principal	(18,943)	(15,872)
Financing charges amortization – loans and financing	(3,324)	(2,825)
Net cash from financing activities	50,640	81,563
Increase (decrease) in the cash and cash equivalent	12,728	10,939
Cash and cash equivalents at beginning of the period	39,365	29,972
Cash and cash equivalents at end of the period	52,094	38,463
	12,729	8,491

Marketletter

Analysis of the result

The company Eletrobras Distribuição Alagoas performed at 2T12 a net loss 1780.9% higher than in the previous quarter, going from a loss of R$ 2.4 million to a loss of R$ 45.2 million, mainly due to the financial result and reversal of provisions for credits of questionable liquidation.

Net Operational Revenue

Operational revenue presented an increase of  10.26% in 2Q12, from R$ 284,4 million to R$ 313,6 million. The main variations are described below:

Rise of revenue in supply resulting from the increase of 8,219 new captive consumers.

Increase of construction revenue of 101.76%, from R$ 15.3 million in 1Q12 to R$ 30.8 million at 2Q12.

Increase in other revenues due to various charges (breaking of seal, meter damage and compensation of damage to the network).

Electric Energy Service Cost

The electricity purchased for resale presented a  7.30% increase from R$ 107.5 million in 1Q12 to R $ 121.2 million in 2Q12 resulting from the increase in consumption caused by the increase in captive consumers and increased load.

The charges for the use of electric network showed a decrease of 3.32% from R$ 13.7 million in 1Q12 to R$ 13.3 million in 2Q12.

Operational Revenue (expenses)

Operational expenses showed an increaseof 152.6% in 2Q12 when compared to 1Q12 from R$ 21,6 million to R$ 54.0 million. The main variations are described below:

Increase in personnel item – arising from the payment of the PLR;

Increase in third-party services line item, due to the accounting of phone service  customer invoices, delivery receipts,  external audit, hired labor;

Increase of provisions for credits of questionable liquidation, resulting from the increase in defaulting and reversal of installments, for having more than three installments overdue;

Increase in depreciation arising from unitizations in the period.

Increase in Other item because of write-off of losses of uncollectible consumer bills.

Financial Result

The financial result presented a decrease in 2Q12 of 282.38%, from a gain of R$ 3.6 million in 1Q12 to a loss of R$ 6.5 millionin 2Q12. The main variations are described below:

Financial revenues showed a decrease in 2Q12 of 7.19% when compared to 1Q12, from R$ 18.1 million to R$ 16.8 million.

Financial expenses in 2Q12 showed an increase of 60.12% related to 1Q12, from a loss of R$ 14.6 million to a loss of R$ 23.3 million. The main variations are described below:

Update of advances for future capital increase in the amount of R$  9.1 million over the AFAC as a result of non-payment  within one year.

Term of Notification provisions of the regulatory  bodies and accounting of transfer costs for loans.

Marketletter

Market Data

1.     Generation Assets and Energy generated – NA

2.     Electric energy purchased for resale

System	Unit	1Q12	2Q12
Eletrobras	MWh	712,083	1,334,632
	R$ million	50.17	82.33
Others	MWh	474,723	889,755
	R$ million	57.34	140.54
Total	MWh	1,186,806	2,224,387
	R$ million	107.51	222.87

3.     Energy sold

Distribution to	1Q12		2Q12
	R$ million	MWh	R$ million	MWh
State utilities	33.385	119,783	61.365	118,877
Industrial	34.523	130,998	67.347	137,101
Residential	122.583	281,120	241.775	278,898
Commercial	61.009	161,903	127.981	161,091
Others	11.329	69,340	19.648	39,640

4.     Number of Consumer Units Serviced

	1Q12	2Q12
State utilities	9,524	9,409
Industrial	2,682	2,702
Residential	849,139	855,108
Commercial	52,687	54,985
Others	10,144	10,350
Total	924,176	932,554

5.     Network Expansion - number of new connections

1Q12	2Q12
9,483	8,630

6.     Substations

1Q12	2Q12
39	39

Marketletter

7.     Fuel used to produce electricity- NA

8.     Losses  - %

1Q12		2Q12
Technical	Commercial	Technical	Commercial
8.42	21.46	8.42	20.79

9.     Extension of distribution line – 06/30/2012

Tension (kV)	Extension (Km)
13.8	18,113.50

10.  Extension of transmission line – 06/30/2012

Level of Tension (kV)	Extension Km
69	1,761.37

11.  DEC- Duration of interruptions - in hours

1Q12	2Q12
8.70	5.82

12.  FEC – Frequency of interruptions – Number of outages

1Q12	2Q12
6.71	4.36

13.  TMA – Average response time – in minutes

1Q12	2Q12
152	151

14.  Average price– R$/MWh

1Q12	2Q12
267.54	279.11

Marketletter

15.  Main investments – R$ million

Project	1Q12	2Q12	2012 budget
Distribution	12.293	30.346	255.589
Rural Distribution Network Expansion Light for all	976	2.972	59.000
Urban Distribution Network Expansion	2.308	7.371	66.615
Distribution System Maintenance	7.517	16.367	72.389
Modernization and Adequacy of Commercial and Distribution System	1.492	3.636	57.585
Others	645	3.113	33.280
Maintenance and Adequacy of goods	645	3.113	33.280
Total	12.938	33.459	285.869

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
Eletrobras	315	366	2022	SELIC + varied
Faceal	26	24	2015	INPC + 12.68% p.y.
Bic Banco	9	7	2012	CDI + 5.91% p.y.
Caixa Econômica Federal	0	5		CDI + 1.27% p.y.
Banco do Brasil	5	5	2010	CDI + 1.69% p.y.
Lloyds Bank	1	1	2024	Dollar

17.  Contract obligations 06/30/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	87	60	73	66	48	75

Energy Purchase Contracts	2012	2013	2014	2015	After 2015
R$ million	424,592	562,484	566,332	599,245	618,571
MWh	4,599,627	5,652,541	5,716,480	6,045,037	6,308,085

18.  Default – more than  120 days – 06/30/2012

Class	R$ million
State utilities	9
Industrial	43
Residential	8
Commercial	15
Others	27
Total	102

Marketletter

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1By tenure

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	411	422
6 to 10	16	16
11 to 15	-	-
16 to20	-	-
21 to 25	147	149
more than 25	189	193
Total	763	780

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	208	201
6 to 10	27	27
11 to 15	-	-
16 to20	2	2
21 to 25	108	105
more than 25	257	252
Total	602	587

Marketletter

19.2By region

State	Number of employees
	1Q12	2Q12
Alagoas	1,365	1,367

19.3By departments

Department	Number of employees
	1Q12	2Q12
Field	763	780
Administrative	602	587

20.Complementary work force

Operational
1Q12	1,206
2Q12	1,206

21.Turn-over

1Q12	2Q12
1.36	0.68

Marketletter

Balance Sheet

(R$ thousand)

Assets	06/30/12	12/31/11
Current Assets
Cash and banks	15,948	45,208
Consumers	252,331	250,032
Taxes to recover	10,724	6,062
Compensation rights	12,403	6,916
Stored materials	22,585	19,914
Other credits	24,206	27,510
	338,197	355,642
Non-Current Assets
Consumers	135,586	134,955
Taxes to recover	5,059	5,058
Legal deposits	11,726	10,676
Financial Asset	531,504	478,280
Others	1,118	1,118
	684,993	630,087
Investments	146	146
Property, plant and equipment	48,006	26,661
Intangible	13,704	23,103
	746,849	679,997
Total Assets	1,085,046	1,035,639

Marketletter

Liabilities and Stockholders Equity	06/30/12	12/31/11
Current Liabilities
Loans and financing	117,041	92,979
Suppliers	95,944	93,544
Taxes to collect	62,605	65,374
Estimated obligations	21,062	16,954
Post-retirement benefit	17,650	14,497
Sector charges	9,268	10,214
Research and development	11,248	18,985
Other	26,740	34,773
	361,558	347,320
Non-Current Liabilities
Loans and financing	396,696	383,048
Provision for contingencies	70,296	75,240
Post-retirement benefit	77,630	83,406
Advance for future capital increase	285,767	275,984
Research and development	26,005	24,787
Taxes to collect	53,817	30,139
Other	870	870
	911,081	873,474
Stockholders Equity
Social Capital	779,224	779,224
Accumulated losses	(965,121)	(962,683)
Other comprehensive income	(1,696)	(1,696)
	(187,593)	(185,155)
Total Liabilities	1,085,046	1,035,639

Marketletter

Statement of Income

(R$ thousand)

	06/30/12	06/30/11
Net Operating Revenue	484,454	450,106
Operational cost
Electric Energy cost
Electric energy purchased for resale	(178,317)	(153,846)
Charge on the use of transmission grid	(26,907)	(22,323)
	(205,224)	(176,169)
Cost of operation
Personnel, Material and Third party services	(73,239)	(50,904)
Depreciation and amortization	(11,756)	(9,922)
Leasing	(1,995)	(1,374)
Other	(661)	(986)
	(87,651)	(63,186)
Construction cost	(85,250)	(133,830)
Gross Income	106,329	76,921
Operating expenses	(82,014)	(64,137)
Electric energy service result	24,315	12,784
Financing result	(26,753)	2,549
Result before taxes	(2,438)	15,333
Income tax and social contribution		(6,192)
Fiscal credits		3,446
Net income (loss) for the period	(2,438)	12,587
Basic income (loss) per share (R$)	(0.0031)	0.0162
Diluted income (loss) per share (R$)	(0.0025)	0.013

Marketletter

Cash Flow

(thousand reais)

	06/30/12	06/30/11
Cash flow from operational activities
Net cash provided (used in) operating activities	32,812	64,109
Cash flow from investment activities
Acquisitions of fixed assets	(21,345)	(6,710)
Acquisitions of intangible assets	(16,956)	8,563
Acquisitions of financing assets	(53,224)	(114,530)
Net cash used in investing activities	(91,525)	(122,677)
Cash flow from financing activities
Loans and financing received	64,103	60,320
Loans and financing amortization	(34,650)	(55,951)
Financing activities total	29,453	4,369
Net Increase in Cash and Cash Equivalents	(29,260)	(44,199)
Cash and cash equivalent - beginning balance	45,208	64,648
Cash and cash equivalent – final balance	15,948	20,449
Cash variation	(29,260)	(44,199)

Marketletter

Analysis of the result

The company registered in the 2Q12 a net profit 129% higher than that registered in the 1Q12, going from a loss of R$ 3.4 million in the 1Q12 to a profit of R$ 1.0 million in the 2Q12, mainly due to:

1 – Increase in revenue by 24%, considering electric network availability (10%) and construction revenue (335%)

2 – Decrease in financial result by 20%

3 – Decrease in provisions for contingencies by 115%

4 – Decrease in provisions for credit losses by 60%

5 – Increase in commercial losses by 18%

Operating Income

The supply, electric network availability revenue and remuneration of financial asset revenue, should be considered together, since all values are registered under the electric power supply account. This account increased by 24%, going from R$ 308.2 million in the 1Q12 to R$ 382.5 million in the 2Q12, due to an increase in supply revenues by 7% caused by an increase in energy sold and in the number of consumers, an increase in electric network availability revenue and short-term energy by 7% and an increase in construction revenue.

Electric Energy Cost

The electric energy purchased for resale increased by 7%, going from R$ 96.9 million in the 1Q12 to R$ 108.4 million in the 2Q12, due to an increase in energy consumption.

Operating cost and expenses

The costs and expenses with personnel and managers increased by 25%, going from R$ 35.6 million in the 1Q12 to R$ 44.6 million in the 2Q12, due to the payment of participation in the profits and results.

The construction cost increased by 335%, going from R$ 15.9 million in the 1Q12 to R$ 69.3 million in the 2Q12.

The provisions for contingencies decreased by 115%, going from R$ 3.9 million in the 1Q12 to R$ 0.6 million in 2Q12, due to the payment of labor liabilities and rollback of civil lawsuits, impacting positively in the company’s results.

The provision for credit losses decreased by 60%, going from R$ 6.2 million in the 1Q12 to R$ 2.5 million in the 2Q12, due to a decrease in non-payment of electric energy by consumers.

The commercial losses increased by 18%, going from R$ 5.8 million in the 1Q12 to R$ 6.8 million in the 2Q12, due to a transfer of bills of R$ 5 thousand or less from provision of credit losses to commercial losses.

Financial Results

Financial revenues increased by 12%, going from R$ 4.5 million to R$ 5.0 million in the 2Q12, due to the update of consumers’ bills in arrears in the installment made in 2012.

Financial expenses decreased by 13%, going from R$ 19.3 million in the 1Q12 to R$ 16.9 million in the 1Q12, due to the decrease in payments of corrections of financing and loans from Eletrobras, Chesf and Banco do Brasil.

Marketletter

Market Data

1.     Generation Assets and Energy generated - NA

2.     Electric energy purchased for resale

System	Unit	1Q12	2Q12
Eletrobras	MWh	478,561	490,217
	R$ million	44.501	45.671
Others	MWh	452,250	449,082
	R$ million	51.054	53.465
Total	MWh	930,811	939,299
	R$ million	95.555	99.136

3.     Energy sold

Distribution to	1Q12		2Q12
	R$ million	MWh	R$ million	MWh
State utilities	32.001	109,490	35.987	123,302
Industrial	15.480	64,420	14.956	59,777
Residential	112.962	269,095	118.196	281,386
Commercial	46.394	127,753	49.235	137896
Others	6.463	25,404	7.136	27,900
Total	213.300	596,162	225.510	630,261

4.     Number of Consumer Units Serviced

	1Q12	2Q12
State utilities	18,626	20,550
Industrial	3,796	3,781
Residential	896,099	908,348
Commercial	74,793	75,943
Others	29,371	29,628
Total	1,022,685	1,038,250

5.     Network Expansion - number of new connections

1Q12	2Q12
15,523	16,007

6.     Substations

1Q12	2Q12
76	78

Marketletter

7.     Fuel used to produce electricity- NA

8.     Losses  - %

1Q12		2Q12
Technical	Commercial	Technical	Commercial
12.26	17.67	12.42	18.99

9.     Extension of distribution lines – 06/30/2012

Tension Kv	Extension Km
138.0	141
69.0	22,84
34.5	3,037
13.8	38,600
Low tension	20,299

10.  Extension of transmission lines – 06/30/2012- NA

11.  DEC- Duration of interruptions - in hours

1Q12	2Q12
13.6	6.51

12.  FEC – Frequency of interruptions – Number of outages

1Q12	2Q12
8.35	5.67

13.  TMA – Average response time – in minutes

1Q12	2Q12
366	219

14.  Average price– R$/MWh

1Q12	2Q12
357.79	357.80

Marketletter

15.  Main investments – R$ million

Project	1Q12	2Q12	2012 budget
Distribution
Rural Distribution Network Expansion - Light for all	39.890559	43.597593	220.00
Urban Distribution Network Expansion	16.160725	10.023463	110.285429
Distribution System Maintenance	5.361009	4.987059	77.305900
Modernization and Adequacy of Commercial and Distribution System	0.965848	1.052069	41.093565
Others
Maintenance and Adequacy of goods	2.454558	1.218796	36.348710
Total	64.832699	60.878980	485.033604

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
Eletrobras	461,271	504.176	2019	FINEL/RGR - 5,00% to 10.00% p.y.
BB	2,284	2.111	2014	IGPM- 10% p.y.
Morgan	6,985	7.450	2024	DOLAR- 8.46% p.y.

17.  Contract obligations 06/30/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	0	46.258	181.636	168.802

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$	358.266	432.263	384.238	350.443	373.583	672.648
MWh	4,029,609	3,172,769	2,744,258	2,397,288	2,469,161	4,386,086

18.  Default – more than  120 days – 06/30/2012

Class	R$ million
State utilities	127.274
Industrial	43.426
Residential	104.701
Commercial	54.715
Others	27.740
Total	357.856

Marketletter

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1By tenure

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	416	417
6 to 10	1	1
11 to 15	-	0
16 to 20	7	3
21 to 25	139	143
more than 25	637	635
Total	1,200	1,199

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	53	59
6 to 10	-	0
11 to 15	-	0
16 to 20	-	0
21 to 25	22	23
more than 25	183	183
Total	258	256

19.2By region

State	Number of employees
	1Q12	2Q12
Piauí	1,458	1,454

19.3By departments

Department	Number of employees
	1Q12	1Q12
Field	792	792
Administrative	666	662

20.Complementary work force

Operational
1Q12	998
2Q12	998

Marketletter

21.Turn-over

1Q12	2Q12
0.27	0.45

Marketletter

Balance Sheet

(R$ thousand)

Assets	06/30/12	12/31/11
Current Assets
Cash and banks	36,030	169,972
Consumers	189,647	148,777
Taxes and social contribution	9,681	7,603
Compensated rights	13,748	177,228
Stored materials	6,792	5,493
Collaterals and linked deposits	37,838	8,312
Service in course	15,193	10,804
Expenses paid in advance	2,260	2,260
Others	13,871	17,693
	325,060	548,142

Non-Current Assets
Consumers	35,109	37,012
Compensated rights	624,306	500,333
Collaterals and linked deposits	59,878	54,017
Taxes and social contribution	4,272	5,811
Expenses paid in advance	7,024	8,028
Financial Asset (concession)	426,631	354,228
Others	10,659	10,697
Investments	1,809	1,833
Property, plant and equipment - net	22,050	19,571
Intangible	98,111	99,058
	1,289,849	1,090,588
Total of Assets	1,614,909	1,638,730

Marketletter

Liabilities and Stockholders’ Equity	06/30/12	12/31/11
Current Liabilities
Suppliers	206,918	325,089
Taxes and social contribution	30,249	22,383
Loans and financing	17,004	20,916
Reimbursement obligations	9,855	9,581
Provisions for contingencies	-	15,522
Estimated obligations	13,929	10,256
Sector charges	7,081	6,751
Others	22,299	24,994
	307,335	435,492
Non-Current Liabilities
Suppliers	866,462	701,578
Loans and financing	95,491	94,926
Taxes and social contribution	3,145	3,163
Reimbursement obligations	76,115	74,094
Provisions for contingencies	89,550	84,299
Resources for capital increase	94,693	90,487
Others	27,231	19,573
	1,252,687	1,068,120
Stockholders’ Equity (not covered)
Social Capital	1,117,860	1,117,860
Accrued losses	(1,062,973)	(982,742)
	54,887	135,118
Total Liabilities and Stockholders’ Equity	1,614,909	1,638,730

Marketletter

 Statement of Income

(R$ thousand)

	06/30/12	06/30/11
Net Operating Revenue	434,622	359,224
Operational cost	(413,702)	(319,580)
Electric energy cost	(276,514)	(209,479)
Operation cost	(54,764)	(54,070)
Third party services cost	(82,424)	(56,031)
Gross income	20,920	39,644
Operational expenses	(94,069)	(93,399)
Electric energy Service result	(73,149)	(53,755)
Financing revenue	(7,082)	(18,215)
Result before taxes	(80,231)	(71,970)
Income tax and social contribution	-	-
Net income (loss) for the period	(80,231)	(71,970)

Marketletter

Cash Flow

(thousands reais)

	06/30/12	06/30/11
Cash flow from operational activities
Net Income (losses) for the period before taxes and social contribution	(80,231)	(71,970)
Adjustments to reconcile loss for the year with cash provided by operating activities:
Property, plant and equipment - depreciation	877	1,105
Intangible - amortization	11,313	11,564
Net monetary variation	12,107	2,708
Financing charges	5,061	134
Provision for credit of questionable liquidation	9,101	17,768
Provision for contingencies	(3,393)	11,133
	(45,165)	(27,558)
(Increase) decrease in assets
Consumers	(56,876)	(20,071)
Taxes to receive	9,507	7,279
Fuel Consumption Account - CCC	41,849	(95,366)
Sundry debtors	(1,084)	(2,404)
Service in course	(4,390)	(9,130)
Taxes and social contributions	(538)	3,887
Stored material	(1,299)	897
Social tariff	(2,342)	(1,398)
Prepaid expenses	1,003	4,281
Linked funds	3,894	41
Colateral and linked deposits	(34,236)	7,751
Other credits	1,050	(5,072)
	(43,462)	(109,305)
Increase (decrease) in liabilities
Suppliers	(118,171)	53,049
Payroll	(1,127)	(511)
Taxes and social contributions	5,970	1,237
Estimated obligations	3,673	(7,259)
Provision for contingencies	(10,758)	(641)
Regulatory charges	1,102	7,021
Fuel Consumption Account - CCC	165,158	135,436
Consumers – several taxes	776	-
Others	3,013	(937)
	49,636	187,395
Resources provided by operating activities	(38,991)	50,532
Cash flow from investment activities
Investments - acquisition	24	-
Financing asset indemnification - acquisition	(72,403)	(46,851)
Property, plant and equipment - acquisition	(3,357)	(563)
Intangible - acquisition	(10,365)	(14,011)
Net cash used in investment activities	(86,101)	(14,574)
Cash flow from financing activities
Loans and financing obtained	5,608	-
Financing charges - payment	(5,353)	-
Loans and financing - payment	(9,105)	(3,812)
Net cash provided by financing activities	(8,850)	(3,812)
Net Increase (decrease) from cash and equivalents cash	(133,942)	(32,146)
Cash and cash equivalents – beginning of the period	169,972	72,476
Cash and cash equivalents – end of the period	36,030	57,771

Marketletter

Analysis of the result

Operating Income

Operating income in the 2Q12 showed an increase of 26.6% compared to the 1Q12, from R$ 191.7 million in the 1Q12 to R$ 242.8 million in the 2Q12. The main changes are described below:

In distribution

Revenue from electricity supply in the 2Q12 increased by R$ 0.4 million in relation to the 1Q12. The variation is due to growth in the captive market.

Other revenues in the 2Q12 increased by R$ 0.1 million in relation to the 1Q12.

Deductions in the 2Q12 reduced by R$ 0.5 million compared to the 1Q12.

Cost of electricity service and operating expenses

In distribution

Expenses with service costs and operating expenses of the distribution segment in the 2Q12 increased by 42.2% compared to the 1Q12, from R$ 66.0 million in the 1Q12 to R$ 93.9 million in the 2Q12. The main changes are described below:

Increased spending on maintenance of distribution networks, urban and rural;

Payment of income participation in May 2012;

Purchase of materials for maintenance of distribution networks;

In electricity trading

Expenses with service costs and operating expenses of the electricity trading segment in the 2Q12 increased by R$ 42.6 million compared to the 1Q12.

The variation is due to the increase of the Settlement Price Differences - PLD, which showed an average of approximately R$ 66.00 in the 1Q12 and R$ 166.00 in the 2Q12

Financial Result

Financial income in the 2Q12 decreased by 16.3% compared to the 1Q12, from R$ 11.5 million in the 1Q12 to R$ 9.7 million in the 2Q12.

The reduction was due to the liquidation of the installments of electric of the State of Rondonia, which occurred in 2012;

Financial expense in the 2Q12 decreased by 48.2% compared to the 1Q12, from R$ 18.7 million in the 1Q12 to R$ 9.7 million in the 2Q12. The main changes are described below:

Reduction on interest on financing and loans;

Reduction on DIC/FIC fines.

Marketletter

Market Data

1.     Generation Assets and Energy generated

Own assets

Plant	Installed Capacity MW	Guaranteed energy MW average	Energy generated MWh
			1Q12	2Q12
PCH – Rio Vermelho	2.6	2.0	4,052

Plant	Location (State)	Begenning of operation	End of operation	Non depreciated asset R$ million
PCH – Rio Vermelho	RO	11/1986	10/12	3.3

2.     Electric energy purchased for resale

System	Unit	1Q12	2Q12
Eletrobras	MWh	474,757	494,843
	R$ million	77.445	97.1
Others	MWh	341,538	355,988
	R$ million	32.093	69.6
Total	MWh	816,295	850,831
	R$ million	109.538	166.976

3.     Energy sold

Distribution to	1Q12		2Q12
	R$ million	MWh	R$ million	MWh
State utilities	5.5	21,841	5.5	22,851
Industrial	35.4	117,360	46.3	127,959
Residential	107.5	223,099	120.1	257,056
Commercial	61.2	141,414	69.6	134,145
Others	31.0	124,744	56.3	115,121
Total	240.6	628,458	295.8	657,132

4.     Number of Consumer Units Serviced

	1Q12	2Q12
State utilities	193	202
Industrial	2,094	2,075
Residential	368,626	376,659
Commercial	36,980	37,821
Others	110,576	112,611
Total	518,469	529,368

Marketletter

5.     Network Expansion - number of new connections

1Q12	2Q12
5,520	10,899

6.     Substations

1Q12	2Q12
50	50

7.     Fuel used to produce electricity

Type	Unit	1Q12		2Q12
		Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	18,450	34.9	19,450	36.4
Total:		18,450	34.9	19,450	36.4

8.     Losses - %

1Q12		2Q12
Technical	Commercial	Technical	Commercial
12.67%	10.33%	12.67%	10.57%

Obs: Technical Losses (Regulatory)

9.     Extension of distribution lines – 06/30/2012

Tension kV	Extension Km
Low tension of distribution grid – urban	5,309
Distribution grid / Average Tension of distribution line - 13.8	15,212
Distribution line 34.5	776.8
Transmission line 69	200.8
Transmission line 138 kV	357.3

10.  Extension of transmission lines – 06/30/2012 - NA

11.  DEC- Duration of interruptions - in hours

1Q12	2Q12
10.35	6.47

Marketletter

12.  FEC – Frequency of interruptions – Number of outages

1Q12	2Q12
7,35	5.73

13.  TMA – Average response time – in minutes

1Q12	2Q12
332.4	300.9

14.  Average price – R$/MWh (without ICMS)

1Q12	2Q12
420.08	420.08

15.  Main investments – R$ million

Project	1Q12	2Q12	2012 budget
Distribution	27.52	51.82	314.538
Rural Expansion of distribution - Light for All Project	16.50	34.33	133.600
Expansion of Urban distribution	3.21	7.13	95.935
Maintenance of the distribution system	5.07	7.77	46.823
Isolated system - energy	0.0	0.00	0.200
Modernization – Distribution and Comercialization System	2.74	2.59	37.980
Others	4.77	2.29	16.724
Maintenance and Adjustment of property / IT assets	4.77	2.29	16.724
Total	32.29	54.11	331.262

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Balance 06.30.12	Due	Index
Eletrobras	116.6	112.6	2025	Ufir + 5%

17.  Contract obligations 06/30/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	8.8	17.0	18.0	14.2	11.3	43.3

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	617.6	749.2	918.4	1,119.9	1,231.9	6,047.7
MWh	3,884.839	4,131.232	4,413.087	4,689.791	4,971.245	2,725.051

Marketletter

18.  Default – more than  120 days – 06/30/2012

Class	R$ million
State utilities	20.0
Industrial	12.9
Residential	9.9
Commercial	7.2
Others	120.7
Total	170.7

19.  Number of employees  (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	198	198
6 to 10	1	1
11 to 15	-	-
16 to 20	41	41
21 to 25	131	116
more than 25	151	163
Total	522	519

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	82	82
6 to 10	1	1
11 to 15	2	2
16 to 20	11	10
21 to 25	44	37
more than 25	81	91
Total	221	223

19.2 By region

State	Number of employees
	1Q12	2Q12
Rondônia	743	742

Marketletter

19.3 By departments

Department	Number of employees
	1Q12	1Q12
Field	522	519
Administrative	221	223

20.  Complementary work force

Operational
1Q12	1,216
2Q12	1,451

21.  Turn-over

1Q12	2Q12
0.0040	0.68

Marketletter

Balance Sheet

(R$ thousand)

Assets	06/30/12	12/31/11
Current Assets
Cash and banks	87,978	79,666
Consumers	56,065	58,146
CCC - reimbursement	532	532
Stored materials	2,085	2,202
Tax to recover	1,281	1,421
Other Credits	3,324	3,546
	151,265	145,513
Non- Current Assets
Tax to recover	3,139	-
Consumers	3,234	3,410
Collaterals and linked deposits	8,642	8,477
Financial Asset	114,629	111,271
Other	792	815
Property, plant and equipment	11,058	8,413
Intangible	6,816	7,723
	148,310	140,109
Total Assets	299,575	285,622

Marketletter

Liabilities and Stockholders’ Equity	06/30/12	12/31/11
Current Liabilities
Suppliers	469,923	405,946
Loans and financings	3,027	2,887
Taxes and social contributions	4,678	3,017
Estimated obligations	7,592	7,781
Sector charges	4,613	5,116
Related parties	7,615	8,768
Research and Development	3,792	4,024
Other	4,958	2,880
	506,198	440,419
Non-Current Liabilities
Loans and financings	14,086	13,413
Related parties	79,192	70,907
Provisions for contingencies	17,038	16,145
Retirement benefit	1,696	1,696
Onerous concession	13,866	11,677
Research and Development	3,499	2,684
	129,377	116,522
Stockholders’ Equity
Social Capital	320,743	320,743
Other comprehensive income	(2,280)	(2,280)
Accrued losses	(654,463)	(589,782)
	(336,000)	(271,319)
Total Liabilities and Stockholders’ Equity	299,575	285,622

Marketletter

Statement of Income

(R$ thousand)

	06/30/12	06/30/11
Operating Revenue
Electric energy supply	85,807	65,182
Electric energy gross supply	8,305	7,020
Use of the distribution network	8,329	6,865
Construction revenues	9,845	2,811
Financing asset remuneration revenues	5,571	4,681
Other revenues	711	1,416
	118,568	87,975
Deduction from operating revenues
ICMS	(15,562)	(12,619)
PIS/PASEP	(1,794)	(1,405)
COFINS	(8,262)	(6,473)
ISS	(20)	(24)
RGR	(1,746)	(1,466)
PEE	(356)	(311)
CCC	(3,785)	(3,076)
Research and development	(356)	(311)
Other charges	(214)	(190)
	(32,095)	(25,875)
Net Operating Revenue	86,473	62,100
Electric energy service cost
Cost with electric energy
Electric energy purchased for resale	(59,006)	(43,854)
Cost of operation
Personnel	(12,798)	(13,219)
Material	(194)	(227)
Raw materials – energy production	0	0
Third party services	(11,351)	(3,824)
Depreciation and amortization	(2,968)	(2,569)
Others	214	47
	(27,097)	(19,792)
	(86,103)	(63,646)
Gross income	370	(1,546)
Operating expenses
Sales expenses	(31,906)	(30,238)
General and administrative expenses	(15,951)	(14,360)
Other operating expenses	(137)	(1,079)
	(47,994)	(45,677)
Service result	(47,624)	(47,223)
Other revenues (expenses)	4	1
Operational result before financing result	(47,620)	(47,222)
Financing result
Income from financial investments	4,098	1
Asset monetary variation	16,311	13,669
Liability monetary variation	(32,177)	(22,046)
Debt charges	(1,926)	(2,238)
Others	(3,367)	(895)
	(17,061)	(11,509)
Net income (loss) per thousand shares – R$	(64,681)	(58,731)

Marketletter

Cash Flow

 (thousand reais)

	06/30/12	06/30/11
Loss for the period	(64,681)	(58,731)
Expenses (income) not affecting cash
Depreciation	575	585
Intangible - amortization	3,921	2,902
Service debt charges	982	945
Provision for credit of questionable liquidation	31,034	20,967
Provision for contingencies	(51)	899
	(28,220)	(32,433)
(Increase) decrease in asset
Clients	(28,777)	(33,249)
CCC	-	(23,247)
Stored materials	117	1,876
Taxes to recover	(2,999)	(212)
Colaterals and linked deposits	(165)	0
Financing assets – concession of public service	(3,358)	(2,277)
Others	(138)	(606)
	(35,320)	(57,715)
Increase (decrease) in liabilitites
Suppliers	63,977	91,919
Taxes to collect	1,661	(96)
Estimated obligations	1,527	1,770
Sector charges	(503)	1,413
Related parties	7,132	(4,559)
Research and development	583	569
Provision for contingencies	944	(43)
Onerous concession	2,189	0
Others	362	2,205
	77,872	93,178
Cash flow from operational activities	14,332	3,030
Service debt charges - payment	(982)	(946)
	(982)	(946)
Net cash generated by operational activities	13,350	2,084
Cash flow from investment activities
Property, plant and equipment - acquisition	(3,220)	(155)
Intangible asset (concession)	(2,631)	(2,122)
Net cash used in investment activities	(5,851)	(2,277)
Cash flow from financing activities
Loans and financing obtained	2,224	-
Loans and financing - payment	(1,411)	(676)
Net cash used in financing activities	813	(676)
Increase (decrease) in cash and cash equivalents	8,312	(869)
Cash and cash equivalents– beginning of the period	79,666	1,694
Cash and cash equivalents – end of the period	87,978	825
Increase (decrease) in cash and equivalents cash	8,312	(869)

Marketletter

Analysis of the result

The company presented in 2Q12 a net loss 264% higher than the previous quarter, from R$ 13.91 million in 1Q12 to R$50,77 million in 2Q12.

Operational Revenue

Operational revenue posted an increase of 8.29%, from R$ 56.9 million in 1Q12 to R$ 61.6 million in 2T12, remaining stable when compared to the previous quarter.

Operational Cost

The cost of electricity purchased for resale presented an increase of 109%, from R$ 19.1 million in 1Q12 to R$ 39.9 million in 2Q12, because the cost of electricity for the month of March was only accounted for in April, thus burdening the second quarter under analysis.

The cost of the service provided to third parties, increased 53%, from R$ 4.5 million in 1Q12 to R$ 6.7 million in 2Q12, mainly due to the cost of construction.

Operational Expenses

Personnel expenditure presented an increase of 37.5%, from R$ 6.0 million in 1Q12 to R$ 8.3 million in 2Q12, mainly due to the payment of the profit participation occurred in May 2012.

Provisions declined 6.12%, from R$ 16.0 million in 1Q12 to R$ 15.0 million at 2Q12, considering that in the first quarter of 2012 there was a recovery of provision of approximately R$ 6.5 million from ICMS (Tax over Service and Goods Circulation), positively impacting our result, and on the second quarter had no expense recovery.

Financial Result

The main variation was due to financial expenses that have increased 82%, mainly due to interest, fines and monetary update of the portions of energy purchased for resale (in conjunction with Eletronorte) that are not being paid since October 2007 and are accruing up to the present day.

Marketletter

Market Data

1.     Generation Assets and Energy generated - NA

2.     Electric energy purchased for resale

System	Unit	1Q12	2Q12
Eletrobras	MWh	202,804	197,441
	R$ million	35.20	34.27
Total	MWh	202,804	197,441
	R$ million	35.20	34.27

3.     Energy sold

Distribution to	1Q12		2Q12
	R$ million	MWh	R$ million	MWh
State utilities	4.88	21,492	5.68	25,430
Industrial	0.93	3,117	1.17	4,118
Residential	27.07	70,857	27.11	72,262
Commercial	10.98	32,102	11.60	35,154
Others	2.28	10,387	1.99	9,177
Total	46.14	137,955	47.55	146,141

4.     Number of Consumer Units Serviced

	1Q12	2Q12
State utilities	63	63
Industrial	334	344
Residential	76,908	78,667
Commercial	8,306	8,520
Others	3,349	3,358
Total	88,960	90,952

5.     Network Expansion - number of new connections

1Q12	2Q12
1,802	1,992

6.     Substations

1Q12	2Q12
3	3

Boa Vista has only 3 substations

Marketletter

7.     Fuel used to produce electricity- NA

8.     Losses  - %

1Q12		2Q12
Technical	Commercial	Technical	Commercial
8.07	7.54	8.07	5.94

9.     Extension of distribution line – 06/30/2012

Tension kV	Extension Km
127V/220V	1,228.71
13.8 kV	1,588.62
69 kV	70.53

10.  Extension of transmission lines – 06/30/2012

line	Extension Km	Tension kV	Data da Energização
	1,249.23	127/220V
	70.53	69kv
	37.82	34.5kv
	1,656.44	13.8kv
Total

11.  DEC- Duration of interruptions - in hours

1Q12	2Q12
2.39	2.77

12.  FEC – Frequency of interruptions – Number of outages

1Q12	2Q12
3.39	4.96

13.  TMA – Average response time – in minutes

1Q12	2Q12
57.52	61.03

14.  Average price– R$/MWh

1Q12	2Q12
334.52	325,315

Marketletter

15.  Main investments – R$ million

Project	1Q12	2Q12	2012 budget
Distribution
Expansion of Urban Electricity Distribution (Luz p/todos)	2.03	1.54	7.75
Expansion of Urban Electricity Distribution	1.32	3.58	15.41
Maintenance of energy distribution system	0.45	1.14	6.39
Modernization and adaptation of energy distribution and Trading of energy system	0.04	0.21	5.28
Others
Maintenance and adjustment of property	0.00	0.27	0.93
Maintenance and adjustment of goods	0.04	0.22	1.98
Maintenance and adjustment of thecnological activity	0.29	2.77	10.06
Total	4.17	9.72	47.81

16.  Loans and financing – R$ million

Creditor	Balance on 03.31.12	Balance on 06.30.12	Date Due	Index
Eletrobras	6.92	6.60	07/30/16	Interest 10% py + Adm fee 2%
Eletrobras	0.49	2.3	10/30/18	Interest 5% py + Adm fee 2%
Eletrobras	6.14	5.86	07/30/16	Interest 10%py + Adm fee 2%
Eletrobras	1.65	1.57	08/30/16	IGP-M + interest 10% py + Adm fee 2%
Eletrobras	0.21	0.20	09/30/15	Interest 5% py + Adm fee 2%
Eletrobras	0.17	0.16	09/30/15	Interest 5% py + Adm fee 2%
Eletrobras	0.42	0.40	12/30/18	nterest 5% aa + Adm fee 2%
Eletronorte	15.49	13.33	11/30/13	IGP-M + interest 10% py + Adm fee 2%

17.  Contract obligations 06/30/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	6.24	12.56	4.05	4.37	2.94	0.27

Energy Purchase Contracts	1Q12	2Q12	*Budget 2012	2013	2014	2015	2016	After 2016
R$ million	35.20	34.27	133.19	183.73	216.14	249.70	275.31	1,528.42
MWh	202,804	197,441		703,499	741,635	760,341	790,891	3,541,831

18.  Default – more than  120 days – 06/30/2012

Class	R$ million
State utilities	6.20
Industrial	0.13
Residential	0.30
Commercial	0.28
Others	24.03
Total	30.94

Marketletter

19.   Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 – By tenure

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	19	19
6 to 10	51	51
11 to 15	01	01
16 to 20	01	01
21 to 25	25	25
more than 25	31	31
Total	128	128

Administration

Composition of employees by tenure (Years)	1Q12	2Q12
To 5	24	24
6 to 10	89	89
11 to 15	04	04
16 to 20	00	00
21 to 25	14	14
more than 25	25	25
Total	156	156

19.2 – By region

State	Number of employees
	1Q12	2Q12
Roraima	284	284

19.3   - By departments

Department	Number of employees
	1Q12	1Q12
Field	128	128
Administrative	156	156

20.  Complementary work force

Operational
1Q12	182
2Q12	182

Marketletter

21.  Turn-over

1Q12	2Q12
0.175	0

Marketletter

3.Participation Company

Eletropar’s purpose is to participate in the capital of companies. In this condition it, participates in the capital of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. -  Eletropaulo; EDP Energias do Brasil S.A;  da Empresa Metropolitana de Águas e Energia S.A. – EMAE; da CPFL Energia S.A. and Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP, and also, of Eletronet S.A., an SPE, with signal transportation activities of information and of telecommunications services.

Marketletter

Balance Sheet

(R$ thousand)

Assets	06/30/2012	12/31/2011
Current Assets
Cash and banks	61,745	71,695
Return on investments	991	2,624
Fiscal assets to recover	1,204	811
Legal deposits	1,713	1,672
	65,653	76,802

Non-current assets
Long-term asset	2,318	2,376
Fiscal asset to compensate	2,318	2,376

Investments	138,824	163,992
Property, plant and equipment	39	47
Intangible	7	7
	141,188	166,422
Total Assets	206,840	243,224

Marketletter

Liabilities and Stockholders Equity	06/30/2012	12/31/2011
Current liabilities
Stockholders remuneration	-	5,618
Payable accounts - Eletrobras	362	204
Tax obligations	177	226
Estimated obligations	-	29
Other	55	24
	594	6,101

Non-current liabilities
Provisions for fiscal and administrative risks	1,648	1,608
Income tax and social contribution - deferred	24,678	33,466
	26,327	35,074

Stockholders equity
Social capital	118,054	118,054
Income reserve	2,325	2,325
Additional Proposed Dividend	-	16,854
Equity adjustment	47,758	64,816
Accrued income	11,781	-
	179,918	202,049
Total liabilities and stockholders equity	206,840	243,224

Marketletter

Statement of Income

(R$ thousand)

	06/30/2012	06/30/2011
Operating Revenues
Dividends	9,198	12,592
Equity participation	2,686	2,683
	11,885	15,275
Operating Expenses
Personnel/fees	(1,381)	(1,046)
Materials and Products	(38)	(42)
Traveling expenses, transportation, training	(58)	(58)
Third party services	(628)	(230)
Publicity	(585)	(321)
Taxes and contributions	(77)	(79)
Rent, Condominium Installments and Municipal Taxes	(42)	(34)
Operating provision (reversion)	-	(263)
Other	(70)	(53)
	(2,879)	(2,125)
Operating Result Before Financing Result	9,005	13,150
Financial Revenues (Expenses)
Financing revenues	3,663	3,329
Financing expenses	(815)	(596)
Financial Result	2,848	2,733
Income before income tax and social contribution	11,855	15,883
Income tax and social contribution	(180)	(435)
Net income for the period	11,674	15,448
Net income per share
Basic and diluted	0.99238	1.31313

Marketletter

Cash Flow

(thousands Reais)

	06/30/12	06/30/11
Operating Activities
Net income for the period	11,674	15,448
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	8	5
Equity income	(2,686)	(2,683)
Provisions	-	320
Property, plant and equipment writ-off	3	-
Sub total	8,999	13,090
(Increase) decrease in operating assets
Investment remuneration	(7,604)	(13,026)
Financing asset to compensate	(335)	(241)
Other credits	-	(1,561)
	(7,939)	(14,828)
Increase (decrease) in operating liabilities
Taxes and social contributions	(48)	46
Payables - Eletrobras	158	(314)
Estimated obligations	(29)	2
Others	35	(6)
Provision for fiscal risk	-	100
	115	(172)
Cash flow from operating activities	1,175	(1,910)
Finacing activities
Dividends payment	(22,472)	(10,880)
Others	107	-
	(22,365)	(10,880)
Investment activities
Acquisition of property, unit and equipment	(3)	(4)
Dividends received	11,243	16,892
Cash flow from investment activities	11,240	16,888
Increase in cash and equivalent cash	(9,950)	4,098
Cash and equivalent cash in the beginning of the period	71,695	58,677
Cash and equivalent cash in the endof the period	61,745	62,775
Increase in cash and cash equivalent	(9,950)	4,098

Marketletter

Analisis of Result

Eletropar presented in the second quarter of 2012, profit of R$ 2.2 million. The profit was 76.7% higher than the value recorded in the first quarter of 2012, which totaled R$ 9.5 million.

In the second quarter, Eletropar received dividend income, which totaled R$ 2.1 million, from its investments in Energias do Brasil and CPFL Energia.

The dividend income recognized in the first quarter of 2012 reached the amount of R$ 7.1 million, and was originated from dividends distributed by the Eletropaulo investee. Additionally, the positive result from equity equivalence from its investees CTEEP and EMAE, recognized in the second quarter of 2012, was in the amount of R$ 1 million. In the first quarter of 2012, the positive result from equity equivalence was R$ 1.7 million.

In the operating expenses, we can highlight that, in the second quarter of 2012, the increased expenses on legal advertising, originated mainly from spending on the publication of financial statements for 2011, totaling R$ 0.5 million.

Regarding financial results, we can highlight, in the second quarter of 2012, the recognition of monetary actualization expenses in the amount of R$ 0.7 million.

Marketletter

Data

1.     Investments

Company

Type

Amount

Participation (%)

CTEEP	PN	999,663	0.655
Eletropaulo	PNB	2,095,644	1.25
EMAE	PN	523,911	1.420
Energias do Brasil	ON	495,227	0.31
CPFL Energia	ON	1,703,600	0.18

2. Number of employees (including requested employees from other Eletrobras companies/excluding employees assigned to other Eletrobras companies)

2.1 By tenure

Composition of employees by tenure (Years)	1Q12	2Q12
to 5	3	3
6 to 10	3	3
11 to15	-	-
16 to 20	-	-
21 to 25	-	-
More than 25	-	-
Total

2.2   By region

State	Number of employees
	1Q12	2Q12
RJ	6	6

3.Complementary work force

1Q12	2Q12
6	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.